SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2020

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	Jaguar Land Rover Automotive plc Annual Report 2019/20: Form 6-K dated July 27, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 27, 2020

Item 1

J A G U A R L A N D R O V E R A U T O M O T I V E P L C Annual Report 2019/20

CONTENTS

STRATEGIC REPORT

4 Fiscal year 2019/20 at a glance
5 Chairman's statement
7 CEO's statement
9 Challenges and opportunities
11 Business model and our blueprint for success
13 Global retail sales
15 CFO's statement
16 Financial performance
19 Our principal risks
23 Streamlined energy reporting
25 Introduction to governance
27 Leadership
31 Effectiveness
32 Accountability
35 Jaguar Land Rover's approach to tax

DIRECTORS' REPORT

37 Directors' report

FINANCIAL STATEMENTS

39 Independent auditor's report
49 Consolidated income statement
49 Consolidated statement of comprehensive income and expense
50 Consolidated balance sheet
51 Consolidated statement of changes in equity
52 Consolidated cash flow statement
53 Notes (forming part of the consolidated financial statements)
125 Parent company financial statements



3

FISCAL YEAR 2019/20 AT A GLANCE

We are a global automotive manufacturer and leading technology company, proudly built around two iconic British car brands: Jaguar and Land Rover. We are driven by a desire to deliver class-leading vehicles, providing experiences people love, for life.

Our mission is Destination Zero: a world of zero emissions, zero accidents and zero congestion, shaping an autonomous, connected, electrified and shared future.

RETAIL SALES INCLUDING OUR CHINA JOINT VENTURE

508,659 UNITS

FISCAL 2019/20: 508,659
FISCAL 2018/19: 578,915
FISCAL 2017/18: 614,309

WHOLESALES EXCLUDING OUR CHINA JOINT VENTURE

475,952 UNITS

FISCAL 2019/20: 475,952
FISCAL 2018/19: 507,895
FISCAL 2017/18: 545,298

REVENUE

£23.0 BN

FISCAL 2019/20: £23.0bn
FISCAL 2018/19: £24.2bn
FISCAL 2017/18: £25.8bn

PROFIT/(LOSS) BEFORE TAX AFTER EXCEPTIONAL CHARGES*

£(0.4) BN

FISCAL 2019/20: £(0.4)bn
FISCAL 2018/19: £(3.6)bn
FISCAL 2017/18: £1.5bn

OPERATING CASH FLOW BEFORE INVESTMENT

£2.6 BN

FISCAL 2019/20: £2.6bn
FISCAL 2018/19: £2.5bn
FISCAL 2017/18: £3.1bn

TOTAL INVESTMENT SPENDING*

£3.3 BN

FISCAL 2019/20: £3.3bn
FISCAL 2018/19: £3.8bn
FISCAL 2017/18: £4.2bn

* Please see note 3 of the financial statements on page 70 for alternative performance measures

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

CHAIRMAN'S STATEMENT

In the past year, the global automotive industry has witnessed the greatest set of challenges in its history. Faced with the COVID-19 crisis and market headwinds that were mounting even before the pandemic, Jaguar Land Rover has responded responsibly and effectively to this unprecedented disruption.

I would like to thank everyone at Jaguar Land Rover, as well as our many partners and stakeholders, for their commitment, hard work and support for the business. Together, we will safeguard the future of these iconic brands, Jaguar and Land Rover.

From the Tata Group, in return, our commitment remains to prioritise the well-being, the safety and health of everyone in both our global network and in subsidiary operations such as Jaguar Land Rover. This shared enterprise and cooperation, aligned to our support for every community in which we operate, is a hallmark of the stakeholder capitalism that differentiates the Tata Group.

At Jaguar Land Rover and at Tata Motors, we have seen the importance of this shared enterprise over the past year as we sought efficiencies in every part of our operations stretching from supply chains to manufacturing plants, and from R&D centres to retailer networks.

The new fiscal year will be marked by further uncertainty, reflecting the varying pace of economic recovery in different regions. This will require a continued focus on financial discipline and further efficiencies, building on the considerable success of Jaguar Land Rover's Charge+ and Accelerate programmes.

I am confident that these measures will enable the return to long-term sustainable and profitable growth.

I am equally confident that Jaguar Land Rover will play a central part in the automotive industry's shift to an increasingly autonomous, connected, electrified and shared (ACES) mobility world. At the same time, we will prioritise simplification, synergies and scale within the Tata Motors family, including working with partners when it makes sense to do so.

In the year ahead, we must seize every opportunity that arises in these areas while addressing the ongoing industry challenges that confront us. These challenges include preparing for Britain's withdrawal from the European single market at the end of the Brexit transition period, albeit with little clarity yet on the shape of future trading arrangements.

This year, our Chief Executive Officer Prof Sir Ralf Speth will retire after 10 years of dedicated service. I would like to personally thank him for his vision, unfaltering passion and commitment in leading Jaguar Land Rover, delivering new technologies and outstanding products and services.

I know that Jaguar Land Rover has a dedicated management team and a highly skilled and committed workforce which will enable it to continue to navigate the many challenges of today to achieve a bright future. Jaguar Land Rover remains a key pillar of the wider Tata Group.

With Tata Group's active and constant support, Jaguar Land Rover has the resilience and capabilities to emerge successfully from the upheavals of 2019-20. The company's unique capabilities – especially in high-performance and go-anywhere luxury vehicles – are recognised already by customers around the world. Those capabilities will drive future demand. At the same time, Tata Group recognises and values Jaguar Land Rover's future potential highly.

That is why this company is central to our global automotive presence – a presence that we intend to develop for years to come.

NATARAJAN CHANDRASEKARAN
Chairman
Jaguar Land Rover Automotive plc
2 July 2020



5

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

CHIEF EXECUTIVE OFFICER'S STATEMENT

This year, Jaguar Land Rover reimagined the Land Rover Defender and celebrated winning an historic treble at the 2019 World Car of the Year awards with the Jaguar I-PACE. We are proud to be the UK's largest automotive manufacturer, respected across the world for our outstanding, award-winning products and innovative, customer-focused technologies.

It is our people that make us what we are. I would like to thank everyone at Jaguar Land Rover and Tata for their outstanding support.

2020 will be remembered for the COVID-19 pandemic, which has devastated lives, caused a global healthcare crisis and disrupted businesses worldwide. Even before the virus outbreak, the 2020s promised to be a decade of change for the entire automotive sector. As a company, we will learn from these challenges and find even better ways to achieve our Destination Zero mission of zero emissions, zero accidents and zero congestion.

Our Performance

Total revenues in Fiscal 2019/20 were £23.0 billion, with 475,952 wholesale units (excluding wholesales from our China joint venture), an EBIT margin of -0.1%[1] and a loss before tax of £422 million[1].

Notwithstanding the impact of regulatory changes, shifting consumer tastes, Brexit and ongoing trade tensions, during the second and third quarters, sales for Jaguar and Land Rover were on a strong and profitable trajectory, underpinned by the pro-forma £2.9 billion[2] of cost and cashflow improvements achieved through our major transformation programme, Project Charge by 31 December 2019. Our decisive turnaround measures in China resulted in six months of continued double digit year-on-year growth.

The unprecedented disruptions caused by the COVID-19 outbreak inevitably impacted sales and profitability in the fourth quarter. Despite the many headwinds, retail sales of our all-electric Jaguar I-PACE and our all-new Range Rover Evoque increased year-on-year by 40.0% and 24.7% respectively. In addition, we sold more of our halo Special Vehicle products than ever before, with over 9,500 vehicles retailed in Fiscal 2019/20, up 64% year-on-year.

We have reacted quickly and decisively to the pandemic, with an accelerated focus on improving cashflow and strengthening liquidity to pave the way for long-term EBIT margin improvement. Charge+, the next phase of our transformation programme, is already ahead of schedule, having achieved a pro-forma £600 million[3] of savings in Q4 Fiscal 2019/20 against a new target of over £2 billion of cost improvements by March 2021.

Our Products and Innovation

We innovate relentlessly, to create exciting and inherently diverse products with a compelling combination of British design and engineering integrity. Our portfolio is attracting a broad range of customers.

This year, Jaguar refreshed its sport saloon XE, with an enhanced exterior, an all-new luxurious interior and the introduction of new, intuitive technology: wireless device charging, embedded Apple Car Play and Spotify app and the first-in-segment ClearSight interior rear view mirror, feeding images of the road behind to a high-definition screen.

Our iconic sports car, the Jaguar F-TYPE, has also been refreshed, receiving overwhelmingly positive customer and media feedback.

Our leaps forward in electrification were evidenced by significant success for the Panasonic Jaguar Racing team in the Formula E championship this year, securing two victories and two podiums in a highly competitive field of renowned manufacturers. We have taken our learnings from race to road. In November 2019, the groundbreaking Jaguar I-PACE added the coveted Golden Steering Wheel to its vast collection of prestigious awards.

For Land Rover, we go Above and Beyond when it comes to capability and innovation. In September 2019, we launched our new Defender to critical acclaim. It is, of course, our most capable and durable Land Rover ever, simply unstoppable. Yet, it is also relevant for the digital age, with the latest advances in connectivity, including the world's first dual-modem, dual eSIM design, Software-Over-The-Air (SOTA) for all key functional and infotainment systems, offering ClearSight Ground View, our innovative "invisible" bonnet as well as efficient drivetrains, with mild-hybrid and, soon, plug-in hybrid technology.

Plug-in hybrid technology is already available on both the Range Rover and Range Rover Sport. Now, courtesy of our Premium Transverse Architecture (PTA), we have expanded our electrified Land Rover vehicle line-up with our latest 1.5-litre, three-cylinder plug-in hybrid system offering emissions from only 32g/km and an all-electric range of up to 66km. This technology is now available for both the all-new Range Rover Evoque and comprehensively updated Land Rover Discovery Sport.

Investing in Mobility

Through collaboration and continuous investment into R&D, we are leading the transition to connected, seamless, integrated mobility. This year we celebrated the official opening of two world-class facilities, our Advanced Product Creation Centre in Gaydon and the National Automotive Innovation Centre in Warwick, one of Europe's largest automotive R&D hubs. Both embody the spirit of collaboration and creativity to tackle society's greatest mobility challenges.

We are already leading the way with Project Vector, a physical representation of our Destination Zero ambition to make our societies safer and healthier and our environment cleaner. Unveiled in February 2020, Vector is an advanced, autonomy-ready electric vehicle concept designed to meet the needs of both public and private mobility systems.

Our Purpose

At this challenging time, our actions define who we are today, and will be tomorrow. I am incredibly proud of the way our employees have mobilised to support our communities and emergency services, working beyond normal day-to-day boundaries. Our thoughts are with those directly affected by COVID-19 and the frontline staff fighting the virus around the world.

We are preparing for a post-virus future in which private vehicles could play a far greater role than previously imagined. Our team has demonstrated that we have a path forward towards long-term sustainable growth, with a lean cost base, disciplined capital allocation, a highly skilled workforce and world class R&D.

Throughout all of this, our purpose will remain constant: to create experiences people love for life.

PROF SIR RALF D SPETH KBE FRENG FRS
Chief Executive Officer
Jaguar Land Rover Automotive plc
2 July 2020



[1] Please see note 3 of the financial statements on page 70 for alternative performance measures
[2] Pro-forma analytically derived unaudited estimate consisting of £1.5b of investment savings (compared to original planning targets), £0.7b improvement in inventory (since Q3 FY19) and £0.7b cost efficiencies (primarily selling, general and administration (SG&A), material costs and other)
[3] Pro-forma analytically derived unaudited estimate consisting of £0.4b of investment savings (compared to original planning targets), £0.3b of cost efficiencies (primarily SG&A, material cost and other) partially offset by £0.1b for higher inventory

7

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

CHALLENGES AND OPPORTUNITIES

In the long term, geopolitical, technological and regulatory changes pose significant challenges for the automotive industry. These still require substantial levels of investment, whilst the outbreak of COVID-19 has significantly impacted the business more recently. The disruption caused by the virus is rapidly changing the world and our way of life, giving rise to new opportunities, most notably in relation to autonomous driving, vehicle connectivity, electrification and shared mobility solutions (ACES).

CHALLENGES

COVID-19: The outbreak of COVID-19 has significantly impacted our financial results in the fourth quarter. Jaguar Land Rover enacted temporary plant shutdowns in Q1 of Fiscal 2020/21 with the restart of production at most of our plants from Mid-May and through June 2020. Our global retailers network has also been impacted by the lockdowns put in place in different markets but almost all of our retailers are now open (fully or partially). Our supply chain has inevitably been disrupted by COVID-19, however, our supply base operations are gradually returning and are supporting the restart of our own operations. Our people are our business and their safety and well-being has been paramount during this crisis, with many of our employees furloughed under the UK government's job retention scheme. Gradually, our employees are beginning to return to our sites and we have initiated health and safety protocols following government guidelines to ensure our operations can restart safely. We anticipate COVID-19 will have a significant impact on our financial performance in Q1 Fiscal 2020/21, with expected ongoing disruption for the remainder of the coming Fiscal year dependent on the extent of the relaxation of social distancing measures globally, and the extent of the economic recovery thereafter.

Trade relations: A fifth of our retail sales in Fiscal 2019/20 were in Europe, and we continue to rely significantly on our supplier base in the EU, which accounts for 45% of the content of our vehicles. Any barriers that pose a threat to frictionless trade and the free movement of parts and labour will have an adverse effect on our business operations. The UK formally exited the EU on 31 January 2020 with a transition period to facilitate an orderly withdrawal ending on 31 December 2020. Uncertainty remains over the future terms of trade at the end of the transition period meaning we could be subject to WTO tariffs from January 2021. These additional costs pose an unnecessary risk to the business at a time when we have experienced unprecedented disruption caused by COVID-19.

Trade tensions between the US and China continued during Fiscal 2019/20 , and although Jaguar Land Rover experienced a recovery in retail sales in China with double digit year on year growth in the second and third quarter, any further escalation in trade tensions between the two countries could pose further risk to sales. Furthermore, if governments continue to enforce protectionist policies – for example, tariffs on imported vehicles – it will likely have a negative impact our business performance.

Regulatory environment: Continued tightening of emissions regulation drives up manufacturing costs, causes consumer uncertainty and adds additional cost in the form of increased tax applied to non-compliant vehicles, for instance, the move to the Worldwide Harmonised Light Vehicle Test Procedure (WLTP) in Europe during 2018. Despite significant improvements in fuel economy, reduction in CO_2 and NO_x emissions, the demand for diesel vehicles has declined – most notably in the UK and Europe. This is largely as a result of government policy and tighter regulations, several countries having pledged to bring forward their strategies to phase out the sale of internal combustion engine vehicles altogether.

We continue to expand electrified powertrain options across our model range by offering our customers full battery electric, plug-in hybrid and mild-hybrids on all of our new and refreshed vehicles, as well as continuing to refine our latest technologically advanced diesel and petrol Ingenium engines to ensure compliance with emissions regulations.

Mass adoption of electric vehicles (EVs): Widespread consumer acceptance and take up of EVs is growing at pace, but much still depends on the deployment of adequate charging infrastructure. Practical access to private charging points and a reduction in the total ownership cost of EVs are still major factors in mainstream adoption. As EV sales rise, the relative costs should fall as scale efficiencies are realised in the industry. Fossil fuels remain the primary source of electric power generation. Until there is a more substantial shift to decarbonise the energy production process, including significant substitution into renewable energy sources, achieving true low emissions mobility will be difficult.

OPPORTUNITIES

New and refreshed models: We continue to launch new and refreshed products as part of our long-term growth strategy. During Fiscal 2019/20, sales of the all-new Range Rover Evoque increased significantly. Sales of the refreshed Land Rover Discovery Sport also began and the refreshed Jaguar F-TYPE was launched. The all-new Land Rover Defender was revealed at the Frankfurt Motor Show in September 2019 and production began at our plant in Slovakia in January 2020. We also continue to update our existing model range with industry leading design and technology, including the latest infotainment systems and full battery electric and hybrid propulsion.

Electrification: We plan to offer electrified options on all of our new and refreshed models from this year onwards. Plug-in hybrid variants of the Range Rover Evoque, Land Rover Discovery Sport and the new Defender are due to go on sale later this year, following the success of the Jaguar I-PACE.

In support of our electrification strategy, the manufacture of next-generation Electric Drive Units (EDUs), developed in partnership with BMW, will begin at our Engine Manufacturing Centre in Wolverhampton later this year. The start of operations at our Battery Assembly Centre in Hams Hall, North Warwickshire, will also be a significant step forward.

Autonomous, connected and shared mobility: We continue to introduce new driver assistance technologies into our vehicles and are developing more advanced self-driving technologies in response to legal frameworks permitting higher degrees of automation.

The new Defender, for instance, is the first model to showcase our most advanced in-car technology to date: the Pivi Pro infotainment system. This groundbreaking system features a more intuitive interface and Software-Over-The-Air (SOTA) updates, ensuring ultimate connectivity and enabling customers to benefit from the latest software, wherever they are in the world.

Increased urbanisation and localised transport policies are opening up new opportunities for Mobility as a Service (MaaS), most notably in cities. This year we launched a bold new concept vehicle, Project Vector, which offers a solution to today's urban mobility challenges. Through our Venture Capital and mobility service arm, InMotion, we have developed new solutions in the urban mobility sector such as THE OUT – an on-demand premium car rental service, providing London residents access to Jaguar and Land Rover vehicles – and HAVN, a premium all-electric chauffeur service in London with a fleet of Jaguar I-PACE vehicles.

Scalability and flexibility: Jaguar Land Rover's family of Ingenium petrol and diesel engines are based around a modular, flexible and scalable all-aluminium design with a choice of three-, four-, and six-cylinder engines that also support mild and plug-in hybrid propulsion technology. We will begin the roll-out of our next-generation Modular Longitudinal Architecture (MLA) across our product portfolio in the coming year. This flexibility and scalability supports the transformation of our business with more streamlined engineering and manufacturing processes and increased commonality across our model range, with the aim of improving quality, reducing cost and increasing operational efficiency.

Collaboration: The technological and regulatory changes in the automotive industry require continued significant investment. Automotive companies are facing escalating costs at a time of consumer uncertainty, when adoption and acceptance of electrified vehicles is slowly growing, but barriers still remain. In this challenging environment, wider collaboration is essential to share financial and operational risks, which is why we are working with pioneering organisations such as Waymo to develop and pilot self-driving technologies, and with BMW to develop next-generation Electric Drive Units to power our future battery electric vehicles.



9

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

BUSINESS MODEL — OUR BLUEPRINT FOR SUCCESS

HOW OUR BUSINESS MODEL CREATES VALUE

Everything we do drives us towards creating experiences people love, for life. This is reflected in our Blueprint and in our business model, which allows us to generate sustainable, long-term value from highly visible areas of strength, such as manufacturing and branding, to less obvious competencies, such as logistics and our industry-leading consumer finance partnerships.

Raw materials | Supply chain | Customer insights | Skills and people | Investment

INPUTS



Innovation and Technology
Design and Engineering
Strategic Sourcing
Manufacturing Operations
Logistics
Financial Services
Global Sales Network
Customer Service Network
Mobility Services

OUTPUTS

Experiences people love, for life | Sustainable, profitable growth | Reduced environmental impact | Stronger communities

OUR BLUEPRINT DEFINES US

The Jaguar Land Rover Blueprint represents who we are and what we stand for: our purpose, our passions and our values.

Jaguar Land Rover is a company with a clear purpose and vision. Our responsible, pioneering and customer-centric approach to business is what makes people identify with our brands, helping us deliver on our objective of sustainable, long-term and profitable growth.

People connect with Jaguar and Land Rover, whether they are employees, customers or partners. Experiences link our two great brands, making memories for life.

OUR PURPOSE
OUR BUSINESS
OUR PASSIONS
OUR VALUES



EXPERIENCES PEOPLE LOVE, FOR LIFE
DESTINATION ZERO
QUALITY
INNOVATION
PROFITABILITY
CUSTOMER FIRST
INTEGRITY, RESPONSIBILITY, EXCELLENCE, UNITY, PIONEERING

DESTINATION ZERO - OUR MISSION

Destination Zero - A world of zero emissions, zero accidents and zero congestion. Our ambition is to make our societies safer and healthier and our environments cleaner. Through relentless innovation, we adapt our products and services to the rapidly changing world around us.

11

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

GL O B A L R E TA I L S A L E S RETA I L S A L E S 1 B Y R E G I O N RETA I L S A L E S B Y B R A N D Jaguar Land Rover retail sales were 508,659 vehicles in Fiscal demand, with the trade tensions between the US and China Retail sales declined by 12.1% year-on-year in Fiscal 2019/20 7.7% year-on-year, primarily reflecting the introduction of the 2019/20, down 70,256 vehicles (12.1%) year-on-year, with impacting sales in Asia, notably South Korea. as increased sales of the all-new Range Rover Evoque and the all-new Range Rover Evoque, offset by lower sales of more over two-thirds of that volume decline occurring in the fourth award-winning Jaguar I-PACE were offset by lower sales of established vehicles including the model year change over of quarter as the outbreak of COVID-19 impacted sales and the Retail sales in Europe declined 16.1% year-on-year as a other models, including the impact of the model year change the refreshed Land Rover Discovery Sport, which was launched supply of vehicles. combination of Brexit uncertainty, weak economic growth, over of the Land Rover Discovery Sport. from the China joint venture at the end of the fourth quarter. particularly in Germany and Italy, diesel uncertainty, the Retail sales in China declined by 8.9% year-on-year despite a reduction in subsidies for electric vehicles, notably in the Jaguar retail volumes were 140,593 vehicles in Fiscal Production of the new Land Rover Defender started in January strong recovery in the second and third quarter, with double Netherlands, and the COVID-19 outbreak. 2019/20, down 22.0% year-on-year as increased sales of the 2020 with first deliveries to customers in the first quarter of digit year-on-year growth. However, the outbreak of COVID-19 Jaguar I-PACE were offset by lower sales of other models. Fiscal 2019/20. In addition, Range Rover Evoque and Land significantly impacted sales in China in the fourth quarter, Retail sales in the UK and North America were also down 9.6% Rover Discovery Sport Plug-in hybrid models are now on sale. leading to a 43.2% decline compared to the fourth quarter in and 7.5% respectively, primarily as a result of the impact of Land Rover retailed 368,066 vehicles in Fiscal 2019/20, down Fiscal 2018/19. COVID-19 in the fourth quarter. Challenging conditions in overseas markets, as well as the Total retail sales from our China joint venture were 49,976 140,593 368,066 impact of COVID-19, resulted in a 20.3% decline in retail vehicles in Fiscal 2019/20, down 13.2% year-on-year. FISCAL 2018/19—180,198 FISCAL 2018/19—398,717 sales year-on-year. Bushfires in Australia, tensions and conflict 22.0% 7.7% in the Middle East, and sluggish growth in Russia hampered NOR T H A M E R I C A E U R O P E U K C H I N A OV E R S E A S XJ2 F-PACE F-TYPE RANGE ROVER DISCOVERY DEFENDER R EG I O N FISCAL 2019/20—3,535 FISCAL 2019/20—43,388 FISCAL 2019/20—6,234 FISCAL 2019/20—47,290 FISCAL 2019/20—33,674 FISCAL 2019/20—249 FISCAL 2018/19—4,072 FISCAL 2018/19—52,683 FISCAL 2018/19—7,870 FISCAL 2018/19—56,417 FISCAL 2018/19—40,839 FISCAL 2018/19—13.2% 17.6% 20.8% 16.2% 17.5% New model XF E-PACE RANGE ROVER SPORT DISCOVERY SPORT R E TA I L S A L E S FISCAL 2019/20—11,726 FISCAL 2019/20—37,894 FISCAL 2019/20—74,277 FISCAL 2019/20—74,568 BY R EG I O N FY 2019/ 20 — 129,346 FY 2019/20 — 107,037 FY 2019/20 — 106,612 FY 2019/20 — 90,124 FY 2019/20 — 75,540 FISCAL 2018/19—27,096 FISCAL 2018/19—46,711 FISCAL 2018/19—80,422 FISCAL 2018/19—87,977 FY 2018/19 — 139,778 FY 2018/19 — 127,566 FY 2018/19 — 117,915 FY 2018/19 — 98,922 FY 2018/19 — 94,734 56.7% 18.9% 7.6% 15.2% Y E A R- O N -Y E A R C H A N G E 7.5% 16.1% 9.6% 8.9% 20.3% XE I-PACE RANGE ROVER VELAR FISCAL 2019/20—21,949 FISCAL 2019/20—15,867 FISCAL 2019/20—52,902 FISCAL 2018/19—30,430 FISCAL 2018/19—11,336 FISCAL 2018/19—64,820 27.9% 40.0% 18.4% PR O P O RT I O N O F R E TA I L S A L E S 25.4% 21.0% 21.0% 17.7% 14.9% BY R EG I O N RANGE ROVER EVOQUE FISCAL 2019/20—85,106 JAG U A R L A N D C A R S R E TA I L E D D E C R E A S E I N Y E A R FISCAL 2018/19—68,242 R OV E R TOTA L 508,659 12.1% 24.7% 1 Please see note 3 of the financial statements on page 70 for Alternative performance measures. “Jaguar Land Rover retail sales represent vehicle sales made by retailers to end customers and 2 No longer produced. include the retail sale of vehicles produced from our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd. Wholesales represent vehicle sales made to retailers. The Group recognises revenue on wholesales.” 13 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

C H I E F F I N A N C I A L O F F I C E R ’ S S TAT E M E N T F I N A N C I A L P E R F O R M A N C E C ONS OLIDAT E D I N C O M E S TAT E M E N T The automotive industry continued to experience challenges tax and exceptional items of £494 million in Q4. As a result, Jaguar Land Rover revenue was lower in Fiscal 2019/20 compared to the prior year, however profitability improved, despite the in Fiscal 2019/20, with the outbreak of COVID-19, tariff Jaguar Land Rover had a loss before tax and exceptional items impact of the COVID-19 outbreak in the fourth quarter, primarily as a result of cost efficiencies achieved through Project Charge, and trade tensions, notably between the US and China, and of £393 million3 in Fiscal 2019/20, slightly worse than the loss lower depreciation and amortisation as well as favourable foreign exchange. Brexit uncertainty in particular impacting the UK and Europe. before tax and exceptional items in Fiscal 2018/19. However, This is in addition to rapid technological changes relating to the EBIT margin was nearly breakeven (-0.1%) and 60 bp better REVENUE electrification, automation and connectivity, as well as a more than Fiscal 2018/19. The improvement in margins primarily Revenue was £23.0 billion in Fiscal 2019/20, down 5.2% from £23.0bn FISCAL 2019/20 / £23.0BN stringent regulatory environment and continuing decline in the reflects cost efficiencies as a result of Project Charge, lower £24.2 billion in the prior year as wholesales3 (excluding the China demand for diesel-powered vehicles as a result of government depreciation and amortisation driven by the asset impairment joint venture) declined 6.3% year on year to 475,952 units primarily FISCAL 2018/19 / £24.2BN policies and taxation. taken in Fiscal 2018/19, and favourable FX, offset by lower reflecting the lower sales across all regions except North America FISCAL 2017/18 / £25.8BN sales and higher incentives, including the impact of COVID-19. and also the impact of COVID-19 in the fourth quarter. For similar Jaguar Land Rover’s financial performance has been adversely reasons retail sales3 (including sales from the China joint venture) impacted as a result of these challenges but the business has Free cash flow in Fiscal 2019/20 was negative £702 million3 declined 12.1% year on year to 508,659 units. responded with decisive action through Project Charge (now after total investment spending of £3.3 billion3 and a £366 3 Charge+), which achieved a further pro forma £600m1 of cost, million working capital inflow, including the unfavourable impact ADJUS T E D E B I T D A profit and cash flow improvements in Q4 to increase lifetime of COVID-19 on profits and working capital. Nevertheless, this Adjusted EBITDA was £2.0 billion3 (8.7% margin) in Fiscal 2019/20, £2.0bn FISCAL 2019/20 / £2.0BN / (8.7% MARGIN) improvements since launch in Q2 Fiscal 2018/19 to £3.5 billion2. represented a £563 million improvement on the prior year, broadly the same as the EBITDA of £2.0 billion3 (8.2% margin) in (8.7% margin) reflecting a £516 million reduction in investment spending and the previous fiscal year, supported by cost efficiencies as a result of FISCAL 2018/19 / £2.0BN / (8.2% MARGIN) Given the continuing external challenges, compounded by Q4 free cash flow was positive £225 milion. Project Charge and favourable foreign exchange with the weakening FISCAL 2017/18 / £2.8BN / (10.8% MARGIN) COVID-19, Jaguar Land Rover has increased the Charge+ target of the Pound. for Fiscal 2020/21 to £1.5 billion of cost, profit and cash flow Jaguar Land Rover has continued to maintain strong liquidity. improvements. Complementing this, the Accelerate programme We raised £1.6 billion of funding in the third quarter including ADJUS T E D E A R N I N G S B E F O R E I N T E R E S T remains set to deliver longer-term structural improvements the £625 million, five-year loan backed by a £500 million UKEF A N D TA X ( E B I T ) 3 through the delivery of superior product quality, competitive guarantee, a new £100 million fleet buy back facility and €1 cost base and improved sales performance. Furthermore, Jaguar billion of new five- and seven-year bonds. Total cash and cash Adjusted loss before interest and tax (EBIT) was £24 million3 (-0.1% £(24)mn FISCAL 2019/20 / £(24)MN / (-0.1% MARGIN) Land Rover continues to execute its product and technology equivalents, deposits and investments at 31 March 2020 were margin in Fiscal 2019/20 compared to a loss before interest and (-0.1% margin) plans, including the start of new Land Rover Defender sales and £3.7 billion3 after repaying $1 billion of maturing bonds in the tax of £180 million3 (-0.7% margin) in Fiscal 2018/19. The EBIT in FISCAL 2018/19 / £(180)MN / (-0.7% MARGIN) the launch of Range Rover Evoque and Land Rover Discovery year. Total liquidity was £5.6 billion3, including a £1.9 billion Fiscal 2019/20 compared to the EBIT in the prior year reflects lower FISCAL 2017/18 / £971MN / (3.8% MARGIN) Sport plug-in hybrids (with a new three- cylinder Ingenium undrawn revolving credit facility. Total debt at year-end was depreciation and amortisation, as a result of the impairment in Fiscal engine). £5.9 billion. We have since completed in Q1 Fiscal 2020/21 a 2018/19, partially offset by our share of losses incurred by the China £567 million equivalent 3-year loan facility in China and a £63 joint venture and the impact of COVID-19 in the fourth quarter. Jaguar Land Rover retail sales3 were 508,659 vehicles in Fiscal million increase in a short-term working capital facility. 2019/20, down 12.1% year-on-year, including a significant L O S S B E F O R E TA X ( P B T ) impact on sales in the fourth quarter as well as other market Looking ahead, we anticipate that the challenges facing our challenges described above. Retail sales of the all-new Range industry will continue and that the impact of COVID-19 is likely The loss before tax and exceptional items was £393 million3 in 3 FISCAL 2019/20 / £(0.4)BN £(0.4)bn Rover Evoque were significantly higher (up 24.7%) as were sales to continue to impact the business during 2020. However, Fiscal 2019/20, only slightly worse than the loss of £358 million of the all-electric Jaguar I-PACE (up 40.0%) but sales of other we expect Charge+, Accelerate and a strong pipeline of new last year including the impact of COVID-19. This reflects the higher FISCAL 2018/19 / £(3.6)BN models were lower, reflecting the impact of COVID-19 and and refreshed products to put us in the best possible place to EBIT offset by higher interest costs, associated with increased FISCAL 2017/18 / £1.5BN other market factors, with the biggest decreases experienced withstand these challenges and fundamentally strengthen the indebtedness, as well as some unfavourable revaluation of hedges by Jaguar saloons. Wholesales (excluding sales from our China business thereafter. and foreign currency debt as the Pound significantly weakened in joint venture) were 475,952 vehicles, down 6.3% year-on-year, the fourth quarter following the outbreak of COVID-19. After £29 generating revenues of £23.0 billion. million4 of exceptional items, the loss before tax in Fiscal 2019/20 was £422 million3 compared to the £3.6 billion3 loss before tax in Jaguar Land Rover financial performance in Q2 and Q3 Fiscal 2018/19 (which included a £3.1 billion4 impairment charge was significantly improved as a result of improved China and £149 million4 of one-time separation costs related to the performance with double digit sales increases and the benefits ADRIAN MARDELL headcount reduction programme). of Project Charge. These trends were expected to continue into Chief Financial Officer L O S S A F T E R TA X ( PAT ) Q4 but were more than offset by reduced sales and increased Jaguar Land Rover Automotive plc incentives related to COVID-19 which resulted in a loss before 2 July 2020 The loss after tax was £469 million in Fiscal 2019/20, compared FISCAL 2019/20 / £(0.5)BN £(0.5)bn to the £3.3 billion loss after tax and exceptional items in the prior 1 year. A tax charge of £47 million was recorded in Fiscal 2019/20 FISCAL 2018/19 / £(3.3)BN Pro-forma analytically derived unaudited estimate consisting of £0.4b of investment savings (compared to original planning targets), £0.3b of cost efficiencies (primarily SG&A, material cost and other) partially offset by £0.1b for higher inventory compared to a £308 million tax credit in Fiscal 2018/19. For further 2 Pro-forma analytically derived unaudited estimate consisting of £1.9b of investment savings (compared to original planning targets), £0.6b improvement in inventory (since Q3 FY19) and £1.0b FISCAL 2017/18 / £1.1BN cost efficiencies (primarily SG&A, employee and material costs and other) disclosure on our approach to tax, please see pages 35 to 36. 3 Please see note 3 of the financial statements on page 70 for Alternative performance measures. 4 Please see note 4 of the financial statements on page 73 for the detail of exceptional charges. 15 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L P E R F O R M A N C E ( C O N T I N U E D ) C ONS OLIDAT E D C A S H F L O W C AP ITA L S T R U C T U R E Free cash flow was negative £702 million1 in Fiscal 2019/20, after total investment spending of £3.3 billion1, including the At 31 March 2020 we had £5.6 billion1 of total liquidity, billion. Total debt outstanding at 31 March 2020 was £5.9 unfavourable impact of COVID-19. comprising cash and financial deposits of £3.7 billion1 and billion, giving a net debt position of £2.2 billion at the fiscal (£ million) an undrawn committed revolving credit facility (RCF) of £1.9 year end. 2,771 366 (152) (£ million) Debt maturity profile Total Debt £5,8844* (3,294) Total liquidity £5,599 100 573 (393) (702) (111) 1,935 541 591 undrawn RCF 812 PBT EXCL. D&A WORKING TAX TOTAL FREE CHANGES CHANGE IN 1,935 104 undrawn RCF 3,831 EXCEPTIONAL AND OTHER CAPITAL AND PAID INVESTMENT1 CASH FLOW1 IN DEBT CASH AND 3,664 125 ITEMS FY201 ACCRUALS FINANCIAL 31 Mar cash 94 125 125 1,026 406 DEPOSITS 100 299 162 400 806 650 892 T O TA L P R O D U C T A N D O T H E R I N V E S T M E N T 1 Total CY20 CY21 CY22 CY23 CY24 CY25 CY26 CY27 Total Liquidity Debt Investment spending in Fiscal 2019/20 was £3.3 billion (14.3% of revenue), compared to £3.8 billion (15.7% of revenue) in the prior fiscal year and significantly better than Cash and financial deposits Bonds $1b loan Leases (IFRS16) UKEF facility Fleet buyback inventory facility initial guidance of £4 billion for the year on account of significant Project Charge and FISCAL 2019/20 / £3.3BN £3.3bn *Total debt also includes £16 million of other debt and a fair value adjustment of £45 million, partially offset by deferred fees of £34 million. Charge+ savings, primarily in non-product investment. Of the £3.3 billion investment FISCAL 2018/19 / £3.8BN LIQUIDIT Y A N D N E T D E B T BORR O W I N G S A N D I N D E B T E D N E S S spending, £421 million was expensed in adjusted EBIT and the remaining £2.9 billion FISCAL 2017/18 / £4.2BN was capitalised. Total research and development accounted for £1.8 billion (54.3%) of investment spending, while tangible and other intangible assets accounted for the Total cash and cash equivalents, deposits and investments At 31 March 2020, we had £5.9 billion of debt outstanding, remaining £1.5 billion (45.7%). at 31 March 2020 were £3.7 billion1 (15.9% of revenue), comprising £3.9 billion of unsecured bonds (including £45.1 compared to £3.8 billion1 the prior year. The balance as at million fair value adjustments partially offset by £15.3 W O R K I N G C A P I TA L 31 March 2020 comprised cash and cash equivalents of million of net capitalised fees), a £801 million ($1 billion) £2.3 billion, of which £450 million was held in overseas unsecured loan (including £10.6 million of capitalised fees), Working capital inflows (including non-cash accruals) were £366 million during the £366mn subsidiaries, and deposits and other investments of £1.4 a £565 million unsecured loan, 80% of which is backed by a FISCAL 2019/20 / £366MN year, reflecting a £531 million improvement in trade receivables (including £392 billion. Including the £1.9 billion revolving credit facility (fully guarantee from UKEF (including £8.1 million of capitalised million of sold receivables drawn under the $700 million debt factoring facility) and a FISCAL 2018/19 / £405MN undrawn but committed until July 2022), total liquidity was fees), a £100 million short-term loan secured on vehicles £147 million improvement in inventory, partially offset by a £548 million deterioration £5.6 billion1 at 31 March 2020 versus £5.7 billion1 for the bought back from fleet arrangements, £541 million of leases in payables. The remaining £236 million includes a grant received in relation to our FISCAL 2017/18 / £81MN previous fiscal year. accounted as debt under IFRS 16 and £16 million of other manufacturing operations in Slovakia, R&D credits and a reduction in provisions. debt. Of the £5.9 billion of debt, £2.0 billion are denominated Considering the total cash and cash equivalents, deposits and in Pounds Sterling, £2.0 billion in Euros and £1.7 billion in US F R E E C A S H F L O W 1 FISCAL 2019/20 / £(0.7)BN £(0.7)bn investments of £3.7 billion1 and total indebtedness of £5.9 Dollars with the remaining £0.2 billion included as leases in Free cash flow was negative £702 million in Fiscal 2019/20 after £3.3 billion of total billion, net debt was £2.2 billion at the end of the fiscal year. other currencies, primarily in Chinese Renminbi. We also have FISCAL 2018/19 / £(1.3)BN investment spending, £366 million of working capital inflows and £152 million paid in This compares to a net debt position of £736 million at the a balanced profile of maturing debt, with 28% maturing after taxes. FISCAL 2017/18 / £(1.0)BN end of Fiscal 2018/19. five years, 62% per cent in one to five years and the remaining 10% maturing within one year. C H A N G E I N T O TA L C A S H A N D C A S H E Q U I VA L E N T S , Net cash/(debt) at 31 March 2020 D E P O S I T S A N D I N V E S T M E N T S Jaguar Land Rover issued £1.6 billion of new debt in the Cash and cash equivalents, deposits and investments totalled £3.7 billion1 at 31 March 3,775 3,664 third quarter of Fiscal 2019/20, including the £625 million 2020, down £111 million compared to £3.8 billion1 at the end of Fiscal 2018/19. The five year amortising loan (backed by a UKEF guarantee) decrease is explained by the negative free cash flow of £702 million1 partially offset in October 2019, the £100 million fleet buy back facility by a £591 million net increase in debt. During the third quarter Jaguar Land Rover £3.7bn in November 2019 and €1.0 billion of new five- (5.875% FISCAL 2019/20 / £3.7BN issued £1.6 billion of new debt, including the £625 million, five-year loan backed by FY19 FY20 coupon) and seven-year (6.875% coupon) bonds in November a £500 million UKEF guarantee, a new £100 million fleet buy back facility and €1 FISCAL 2018/19 / £3.8BN and December 2019. During the year £1.0 billion of debt was (736) billion of new five- and seven-year bonds. Jaguar Land Rover repaid a $500 million FISCAL 2017/18 / £4.7BN repaid including £114 million equivalent under a previous (2,220) bond in November 2019 and a $500 million bond in March 2020 as well as £52.1 4,5113 4 uncommitted invoice debt factoring in April 2019, a $500 million of the UKEF backed loan which amortised in March 2020. In addition, £114 5,884 million bond in November 2019 and a $500 million bond in million was repaid against a working capital facility that matured in the year and was March 2020 as well as £52.1 million tranche of the UKEF replaced with the new $700 million debt factoring facility (off-balance sheet financial Total cash Total debt Net cash/(debt) backed loan which amortised in March 2020 and £72 million arrangement). of capital lease repayments. Please see note 25 on page 92 for further disclosure on our loans and borrowings. 1 Please see note 3 of the financial statements on page 70 for Alternative performance measures 3 Includes £31 million of finance leases accounted as debt—the debt at 31 March 2019 does not reflect IFRS 16 adjustments. 4 Includes £541 million of leases accounted as debt under IFRS 16. 17 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

APPROACH TO RISK

PRINCIPAL RISKS

We endeavour to manage and monitor risk factors that could impact our plan for long-term sustainable growth.

DEFINING RISK

Risks are uncertain events that could materially impact organisational objectives – negative for threats and positive for opportunities. We recognise that risk is inherent in all business activities and must be balanced when assessing returns. Successful management of risk is therefore key to accomplishing our strategic objectives and the long-term sustainable growth of our business. Enterprise risk management (ERM) is used as a framework to identify, assess, manage and continually monitor and report on key risks that could affect our business.

RESPONSIBILITY FOR RISK

The Board of Management is ultimately responsible for the management of risks within Jaguar Land Rover. However, the wider organisation is responsible for the proactive day-to-day management and control. The Board of Management members review our key risks to monitor progress of remediation actions. The Risk Management Committee provides oversight of current and emerging risks at a detailed level and are reviewed against acceptable levels of exposure. Principal risks and exceptions are reported to the Audit Committee regularly to assist in the decision-making process and ensure adequate controls are in place to protect the organisation.

OUR RESPONSIBILITY FRAMEWORK


Jaguar Land Rover Automotive plc Board
Board of Management
Audit Committee
Risk Management Committee
FIRST LINE OF RISK DEFENCE
Control of risks
Business operations risk management
SECOND LINE OF RISK DEFENCE
Oversight and confirmation of controls
ERM and oversight functions
THIRD LINE OF RISK DEFENCE
Independent controls assurance
Internal/external audit

Risks are identified, assessed and rated against a defined set of criteria considering the probability of occurrence and potential impact to the business. Plotting our principal risks helps to visualise overall exposure from a corporate perspective.


High
PROBABILITY
Low
IMPACT
High

High exposure risks that are more likely to materially impact our ability to achieve business objectives

Medium exposure risks that could impact business objectives unless monitored and managed

Low exposure risks that are more unlikely to materialise and impact our business objectives

#		Annual Report 19/20 Top10
1	Financial	Competitive business efficiency
2	Strategic	Global economic and geopolitical environment
3	Strategic	Brand positioning
4	Operational	Distribution channels/retailer performance
5	Operational	IT system and security
6	Legal and Compliance	Environmental regulations and compliance
7	Operational	Supply chain disruptions
8	Operational	Human capital
9	Strategic	Rapid technology change
10	Legal and Compliance	Unethical and prohibited business practices

CHANGES TO OUR PRINCIPAL RISKS DURING FISCAL 2019/20

The COVID-19 global pandemic has had a significant impact on our financial performance and business operations with social distancing measures and enforced lockdowns by governments across all of our key regions. As a result our retailer network and sales have been significantly impacted. In addition, we enacted temporary plant closures at our joint venture in China in January and in the UK, Europe and elsewhere from the end of March with similar shutdowns in our supply base. We have since restarted production at our China joint venture in March and in most of our other plants from mid-May. However, we do expect a considerable impact on our financial performance in Q1 Fiscal 2020/21 with free cash outflow of £1.5 billion through April and May including a one-time working capital outflow of £1.2 billion related to the temporary plant shutdowns that began in March. Free cash outflow for Q1 Fiscal 2020/21 is expected to be less than £2 billion. The health and wellbeing of our employees is our first priority with many of our employees furloughed under the UK governments job retention scheme. We have developed robust protocol and guidelines to support a safe return to work for our employees adopting strict social distancing measures across our business to protect and reassure our workforce as they return to work.

We are seeing evidence of a recovery in sales in most markets, notably China, however, there remains considerable uncertainty about the extent, speed and regional differences of any recovery including any longer term impacts on our business and the possibility of a second wave of the pandemic. We continue to maintain strong liquidity including our £1.9b committed revolving credit facility which remains undrawn.

Two principal risks have been introduced into the top 10 listing:

04. Distribution channels/retailer performance
07. Supply chain disruptions

Mitigating actions are in place (as detailed on pages 21 to 22) to address the higher intensity of risk to the business.

Two principal risks have moved out of the top 10 listing:

Diesel uncertainty
Product liability and recalls

Plans and mitigating actions put in place since Fiscal 2018/19 have proved effective in reducing our overall exposure in these areas to within acceptable levels.

[1] This is an analytically derived unaudited estimate to aid the readers of this report in understanding the financial impact on our business.

19

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

P R I N C I PA L R I S K S P RINCIPA L R I S K S STRATEGIC CONSEQUENCES MITIGATIONS OPPORTUNITIES OPERATIONAL CONSEQUENCES MITIGATIONS OPPORTUNITIES 2 geopolitical Global economic environment and of Given sales, our changes global distribution in the monitor We continue and risk to closely assess global Global developed economic and emerging growth in markets 4 Distributional retailer network channels and Sales performance and service directly Technological changing relationships advances with are A for network the market which will is lead rightsized Jaguar Land Rover is exposed to have external a significant environment impact could on developments, mitigation plans implementing where sales presents . Global opportunities growth and to rising increase In order to optimise market impacts satisfaction customer and retention, customers presence in through an ever - our connected digital to to efficient optimise investment sales. Putting our changes in the global economic performance, sales channels must the global demand for our appropriate (e.g. COVID-19 incomes create opportunities in addition to reputational world. Market and retailer demand customer first by quickly and and geopolitical environment, as vehicles. Our global sourcing resilience planning). We also both in new and existing be aligned to the buying habits damage for the brands. is closely monitored in order to robustly resolving problems will well as other external factors. strategy and supply chain continue to maintain our geographical markets as well as of our customers through the Failure to deliver sales due optimise our retailer network and improve customer satisfaction Trade tensions, protectionism, resilience could be negatively international manufacturing new and existing segments. appropriate mix of advanced to retailer capacity, poor invest in growth at the right place and retention. Beneath all of wars, terrorism, natural disasters affected by disruption caused footprint and a balanced retail and traditional methods. Our service lead to uncompetitiveness or capability will and online time sales . Digital and remote channels servicing such as reputation this, the strength in the market of our brands’ and humanitarian challenges may our by external control. factors COVID- beyond 19 as had sales regions profile . across our key sales global presence must align to within particular markets. via SOTA improves customer will lead to growth compared adversely impact our business, market demand, with trained more recently the COVID-19 a financial significant performance impact on and our and capable people serving the Due lockdowns to COVID across -19 enforced all of our service and strengthen and helps the to relationship maintain to thec ompetition. pandemic crisis and Brexit needs of our customers. Service business operations. key regions has adversely between us, our retailers and uncertainty as we move towards and repair capacity has to be impacted our retailer customer in the normal course the end of the transition period on correlated to the needs of the network and therefore of business and during times of 31 December 2020. customers within each region. vehicle sales uncertainty and disruption. 3 Brand positioning to Our successfully potential inability position, with The launch industry of leading the new capabilities Defender, We brands continue by creating to strengthen greater brand our 5 IT systems and security The loss of sensitive and/ We will maintain a security By implementing and Brand positioning is becoming New and emerging technologies or personal data could lead strategy to achieve “Security resourcing an ongoing security increasingly challenging as the strength maintain of and our articulate brands as the perspective, from both a physical reinforces and our digital brand association technological through advancement innovation, and generate ever increasing levels to legal action and fines of By Design” by implementing strategy, we will create a strong dynamics of the automotive of known and unknown threats up to 4 per cent of global consistent, comprehensive security information security control well as failing to develop new strategy. We regularly monitor customer trends and feedback turnover (under GDPR), governance and procedures as environment by proactively market (e.g. automated driving, products/technologies that the perception of our brands into our expanding and evolving to internet-connected devices together with negative well as provide education for staff, monitoring and reacting to electrification, digital connectivity) meet customer preferences, to quickly identify and address product portfolio and services. including vehicles, whilst recent reputational impacts. vendors and suppliers to embed emerging cyber threats, and and the competitive pressures and or suffering delayed product uncertainties that may arise to With a number of upcoming global security incidents seriously Successful attacks against best practices. We are also building protect the Company from disruption from existing automotive launches, demand for could our products impact . inform values to how customers we articulate . brand launches our customer we will offering further through enhance impacting both large and our IT infrastructure could a Security Operations Team using attacks. As new technologies manufacturers and new entrants. small organisations indicate an lead to major disruptions to internal and cloud-ready tools to and business practices are new/enhanced powertrain/feature models innovation and . unprecedented increase in the our business operations, up detect and address current and adopted, we will also embed number of cyber attacks against our to and ability including to make impacting and emerging cyber security threats. new controls security to ensure technologies that risk and corporate entities. sell periods products (3 months for extended +). to acceptable the business levels is .reduced to 9 Rapid technology change Any technologically delay in the intensive launch of We development continue to of prioritise technology the—industry We engage and with government the relevant Technology in the automotive products, or if the technology enabling platforms and feature partners to support the delivery 7 Supply chain disruptions Supply chain disruptions Jaguar Land Rover operates a Operating an effective Supply industry is evolving rapidly, if not managed, could robust and effective Supply Chain Chain Risk Management in our products becomes delivery. Ensuring alignment with of autonomous, connected, Jaguar Land Rover’s ability particularly with respect to have an adverse effect Risk Management governance governance framework relatively obsolete, could our Destination Zero mission and electrified and shared (ACES) to supply components to autonomy and connectivity. Falling impact sales as customers delivering experiences people technologies. Continued production volume, framework within Global provides us with the Manufacturing operations at the behind with technology trends will move to purchase products love, for life. investment in the reskilling of our revenue and profitability, Purchasing with full engagement opportunity to proactively required time is of paramount customer satisfaction and from the senior management support and engage with our increase the risk of not meeting the from our competitors. workforce enables us acquire the importance in achieving production reputation. As a result of team. It is designed to proactively supplier base in diagnosing and expectations of both our new and new skills necessary in achieving ACES targets. schedules and consumer demand. the enforced lockdowns and systematically identify, mitigating potential disruptions existing customers. The importance of managing this base due to was COVID impacted -19 our and supply we of prioritise potential and supply manage events the impact within before they occur risk has been emphasised through the unprecedented COVID-19 crisis enacted shutdowns our at own the temporary China joint our monitoring business processes and such has active been key and its effects on our global supply LEGAL & COMPLIANCE CONSEQUENCES MITIGATIONS OPPORTUNITIES base. elsewhere venture plant in March in January and caused in managing by COVID through -19 the with disruption our 6 Environmental regulations We incur additional We have invested substantially We were the first premium suppliers . and compliance compliance incremental costs, investment, including to in next the generation development modular of our battery manufacturer electric to vehicle introduce into a 8 Human capital Failure to develop new The Jaguar Land Rover Academy The transformation of our We are subject to a rapidly Jaguar Land Rover’s Destination skills and capabilities will has recently been established to business presents us with a evolving regulatory landscape with avoid facing significant civil architecture, the in-house mainstream production with impact on our ability to focus on developing the critical unique opportunity to engage and regulatory penalties, and manufacture and continued the Jaguar I-PACE. We have Zero mission requires an engaged associated laws, regulations and our competitors may gain an refinement of our internal introduced PHEV technology in workforce with core capabilities and deliver services innovative . COVID products -19 required commercial for the and future technical . Our skills our around people the in future a meaningful of Jaguar way policies that all impact the vehicles advantage by adopting new combustion engines and Range Rover, Range Rover Sport in new and emerging skill areas we produce and our manufacturing emissions-reducing and fuel- electrification technologies, with Velar, E-Pace, Discovery has resulted in a significant employees safety and wellbeing Land Rover and to participate and a collaborative and innovative proportion of the workforce is paramount and we have in both shaping and delivering facilities (e.g. CO and NO efficient technologies before including mild and plug-in Sport and Evoque PHEV models 2 x we do. hybrids as well as battery being introduced in Fiscal 20/21. culture for our transformation to be furloughed under the maintained clear dialogue with our the changes to help build an emissions and fuel economy). to be successful. Our purpose of under the UK governments workforce during the pandemic, organisation and culture for electric vehicles. We retain From this year forwards we will job retention scheme. Robust made critical changes to ensure a future success. an EU derogation permitting have an electrified option in every ‘Experiences people love for life’ alternative fleet average CO nameplate. The introduction has the safety and well-being of our protocol and guidelines to safe return to work and continue targets. 2 of manufacturing both electric people at its core, and necessitates support a safe return to work to support our employees drive units (Engine Manufacturing an approach which focuses on for adopted our employees including strict has been professional under a number initiatives of personal . and Centre) (Battery and Assembly battery Centre) modules customer journey and service social distancing measures. capabilities. provides to strengthen us with our the in- opportunity house FINANCIAL CONSEQUENCES MITIGATIONS OPPORTUNITIES electrification capability. 1 Competitive business If we are unable to deliver Project Charge and Charge+ have so far Enhanced overall business 10 business Unethical practices and prohibited Non and/or -compliance legal practices with may ethical out Our the Code behaviours of Conduct that sets we We business are committed in an ethical to manner conducting to efficiency these objectives, our delivered £3.5b of cost and cash savings, efficiency will yield greater Delivering on our business and ability to achieve our with a further £1.5b targeted over FY21. opportunities for growth Our international activities materially impact our expect of our employees, instil a reputation of trust and financial targets may limit Longer term, Project Accelerate aims to and continued investment reputation and could result including conforming to the reliability. Such qualities foster strategic objectives is key to expose us to increasingly diverse our capability to invest transform our business by improving sales in our product portfolio and in restrictions being placed highest moral and ethical greater business relationships with sustaining profitable and cash and fund future products performance, quality and cost efficiency new technologies. and complex legal and other on our operations, causing standards and complying with suppliers, retailers, governments accretive growth. Any uncertainties and technologies. of future products. Furthermore, we are frameworks (e.g. GDPR) in a variety business disruption. applicable laws, including those and partnerships with other third that materially compromise the COVID-19 as had a introducing our next-generation Modular of jurisdictions and, as such, we relating to anti-bribery and parties. achievement of our objectives significant impact on our Longitudinal Architecture (MLA) and need to maintain legal and ethical corruption, data protection, fair could unfavourably impact business and uncertainty continue to collaborate with partners standards across the global competition, sanctions and remains over the long to develop new technology e.g. Electric export controls. our operational and financial locations in which we operate. term concequences to our Drive Units (BMW). performance. business. 21 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

STREAMLINED ENERGY AND CARBON REPORTING

Jaguar Land Rover's Destination Zero mission for zero emissions, zero accidents and zero congestion is built on the solid foundations of a long-standing commitment to the environment and society.

Our vision is a world of sustainable, smart mobility: our responsible future. Today's industrial revolution is driven by waste reduction, decarbonisation, improving air quality, increasing automation and advancing technology.

We will use resources responsibly to help build a better society and a cleaner environment – and in doing so, drive sustainable, profitable growth.

A landmark on Jaguar Land Rover's Destination Zero journey is achieving and maintaining Carbon Neutral status. The culmination of a long-term environmental management plan launched in 2009, Jaguar Land Rover was certified on 31 January 2020 as achieving Carbon Neutral operations for the second consecutive year by the Carbon Trust. This official recognition confirmed that business operations met the internationally recognised PAS 2060 standard between April 2018 and March 2019 across Jaguar Land Rover vehicle manufacturing assembly operations, engine manufacturing and product development sites in the UK.

In line with the UK Government's Streamlined Energy & Carbon Reporting (SECR) framework, the table below shows Jaguar Land Rover's UK operational energy and carbon footprint. This represents 71% of the company's manufacturing volume for the Fiscal 2019/20. The CO_2e is calculated with a location-based approach using UK average grid intensity conversion factors (2019). However, Jaguar Land Rover continues to purchase 100% renewable REGO (Renewable Energy Guarantee of Origin)-backed zero carbon electricity for all core UK operations.

In addition to this investment in renewable energy, energy saving projects such as solar panels and LED lighting have made consistent reductions in actual consumption. In September 2019, for instance, Jaguar Land Rover unveiled world-leading new facilities at its Gaydon site in Warwickshire, creating one of the UK's most sustainable non-domestic buildings and the country's largest automotive creation and development centre.

The Gaydon site forms an integral part of Jaguar Land Rover's Destination Zero mission, and up to 20% of the energy to run the new Advanced Product Creation Centre located at our engineering centre in Gaydon comes from 2,800m² of photovoltaic solar panels on the roof. The remainder of the site's electricity is derived from 100% renewable sources. The same glazing technology as the Eden Project was used to bring natural light into the building wherever possible and make it more energy efficient. Collectively, such enhancements contribute to a drastic reduction in energy consumption.

In the UK, Jaguar Land Rover's operating CO_2 emissions are down 71% versus a baseline taken in 2007, and this includes the purchase of REGO-backed electricity. Furthermore, the average amount of energy used to build one of our vehicles has reduced by 33% since 2007.

UK OPERATIONS 2019/20

Energy consumption used to calculate emissions: kWh	1,274,998,136
Emissions from combustion of gas tCO_2e (Scope 1)	135,999
Emissions from combustion of fuel (Scope 1)	10,734
Emissions from business travel in rental cars or employee-owned vehicles where company is responsible for purchasing the fuel (Scope 3)	2,640
Emissions from purchased electricity (Scope 2 location-based)	123,568
Total gross CO_2e based on above	**272,941**
Intensity ratio: tCO_2e/£m	11,87

Data is compiled for UK locations in accordance with GHG protocols for finance control.

As part of our Destination Zero mission we are evaluating our wider carbon footprint. From 2020 every new Jaguar Land Rover model line will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

Please visit our website for further information on how we are electrifying our product portfolio.


171 UYP

23

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

INTRODUCTION TO GOVERNANCE

Statement of Corporate Governance Arrangement

For the year ended 31 March 2020, under the Companies (Miscellaneous Reporting) Regulations 2018, the Group has applied the Wates Corporate Governance Principles for Large Private Companies ('Wates Principles') (published by the Financial Reporting Council ('FRC') in December 2018 and are available on the FRC website).

The new corporate governance reporting requirements under the Regulations apply to company reporting for financial years beginning on or after 1 January 2019. The Group has applied the Wates principles as an appropriate framework when making a disclosure regarding corporate governance arrangements.

The Group remains committed to ensuring effective governance is in place to deliver its core values, as this is the foundation on which it manages and controls its business and provides the platform for sustainable profitability.

Section 172 Companies Act 2006

The Wates Corporate Governance Principles for Large Private Companies provides a framework for the Group to not only demonstrate how the Jaguar Land Rover Automotive plc Board makes decisions for the long term success of the company and its stakeholders (see Principle 6 - Stakeholders, on page 34), but also having regard for how the Board ensures the Group complies with the requirements of Section 172 (1) (a) to (f) of the Companies Act 2016. Our reporting against the Wates Principles has been included below.

Throughout 2020, the Board will continue to review and challenge how the Group can improve engagement with its employees and stakeholders.

The details on how Section 172 of the Companies Act 2006 has been addressed is summarised as follows:

SECTION 172	DECISIONS
a) The likely consequences of any decision in the long term	The Board annually approves the five-year business plan and monitors its implementation throughout the year. External factors are also considered such as economic, political and ongoing challenges within the market as a part of the five-year business plan to ensure both financial and operating strategy is set at sustaining levels and achieving the long term success of the Group. To further enhance and support the long term strategy, the Group entered into a number of debt funding arrangements during the financial year. See page 30
b) The interests of the company's employees	The directors understand the importance of the Group's employees to the long term success of the business. The Group regularly communicates to its employees through presentations, internal group-wide emails and newsletters. A pulse survey undertaken annually allows employees to provide feedback to further support the long term plans of the Group. Learning and development continues to be an important area of support to employees through both training days and e-learning modules. Internal networks to support wellbeing have been created to provide and create communities to discuss and share support on mental health, general wellbeing and advice on the recent COVID-19 outbreak. We proudly support the growing number of active diversity and inclusion employee-led networks such as JLR Pride, BAME, Gender Equality, Disability and a number of religious groups. See page 30
c) The need to foster the company's business relationships with suppliers, customers and others	The directors understand the importance of the Group's supply chain in delivering the long term plans of the Group. The Global Sourcing Process (GSP) is used to identify partners with the right capability to support the company on new programmes. Advanced Product Quality Planning (APQP) practices are deployed with Suppliers to support the development of new products, and techniques and processes including a Supplier Risk Management (SRM) approach is used to assess their financial stability and ability to provide continuous supply. This has been put to the test as a result of the COVID-19 pandemic. Our suppliers of production and non-production goods and services play an integral role in our business and help us to operate globally. The Group has key objectives and principles which are set out clearly in the Global Supplier Management policy. In addition to ensuring ethical behaviour, sustainability and health and safety is considered critical to the success of our business relationships. The directors monitor the Group's engagement with their customers through the use of various Customer Experience insight tools which helps collate feedback from time of vehicle purchase onwards. This process is run internally and enables both the Group and Retailers globally to help improve customer engagement. Other regular customer feedback mechanisms exist through a variety of syndicated surveys to provide and offer external and independent feedback. The directors actively seek information on the interaction with stakeholders and employees to ensure that they have sufficient information to reach appropriate conclusions about the risks faced by the Group and any appropriate action to be undertaken.
d) The impact of the company's operations on the community and environment	Further information on the Group's initiatives and commitment to the environment and society through the Destination Zero mission can be found in the Annual Report and the company website See pages 23 to 24
e) The desirability of the company maintaining a reputation for high standards of business conduct	The Board is supportive of diversity in the workplace. Diversity management continues to form a core part of the Group's business strategy. As part of our pledge to work even more closely with disabled people we have joined The Valuable 500, a global movement dedicated to ensuring disability inclusion in business. The Valuable 500 aims to unlock the true potential of people living with disabilities across the world. The Board has also approved the Group's policies on anti-slavery and human trafficking and anti-bribery and corruption which can all be found on the Group's website.
f) The need to act fairly as between members of the company	The Group is owned by Tata Motors Limited ("TML") and collectively are committed to continuing to build future growth through new models through a current difficult economic and social environment.

WATES PRINCIPLE 1 – PURPOSE AND LEADERSHIP

The board of directors of Jaguar Land Rover Automotive plc rigorously challenges strategy, performance, responsibility and accountability so that every decision made is of the highest quality. The Jaguar Land Rover Automotive plc Board actively ensures through committee meetings and careful consideration of all economic, geopolitical and environmental factors that the appropriate strategy and decisions are made.

This Corporate Governance Report includes further information about the Jaguar Land Rover Automotive plc Board, Board of Management, areas of focus for the Jaguar Land Rover Automotive plc Board, and the structure and role of its committees. The Jaguar Land Rover Automotive plc Board continues to work on creating a more diverse board of directors and recognises this as a challenge in the automotive sector. There are strategies in place which encourage diversity throughout the workplace with opportunities for employees to progress to senior levels.

WATES PRINCIPLE 2 - BOARD COMPOSITION

We continuously evaluate the balance of skills, experience, knowledge and independence of the Group's directors. The Board comprises a separate Chairman and Chief Executive Officer to ensure that the balance of responsibilities, accountabilities and decision making across the Group are effectively maintained. The size and composition of the Board is considered to be appropriate with all members contributing to a wide variety of experience.

A biography for each Board Director can be found on pages 27 to 28.



25

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

LEADERSHIP

JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD



NATARAJAN CHANDRASEKARAN
NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Appointed
February 2017

Jaguar Land Rover roles and committees
- Chairman
- Non-executive director
- Nominations and Remuneration Committee member

Experience
N. Chandrasekaran is Chairman of the Board at Tata Sons, the holding company and promoter of all Tata Group companies. He joined the Board of Tata Sons in October 2016 and was appointed Chairman in January 2017. He also chairs the Boards of several group companies, including Tata Steel, Tata Motors, Tata Power, and Tata Consultancy Services – of which he was Chief Executive from 2009-17. He is the Chairman of IIM Lucknow and President at IISc Bengaluru. He is also the member of International Advisory Council of Bocconi and Singapore's EDB, and the Co-Chair of India-US CEO Forum.



PROF SIR RALF D SPETH KBE FRENG FRS
CHIEF EXECUTIVE OFFICER

Appointed
February 2010

Jaguar Land Rover roles and committees
- Chief Executive Officer
- Board of Management

Experience
In early 2010, Prof Sir Ralf D Speth became Chief Executive Officer of Jaguar Land Rover and a member of the Tata Motors board later that year. In 2016, he was appointed to the Supervisory Board of Tata Sons Ltd. Prior to joining Jaguar Land Rover, Sir Ralf was a director at The Linde Group, the international industrial gases and engineering company.



P. B. BALAJI
NON-EXECUTIVE DIRECTOR

Appointed
December 2017

Jaguar Land Rover roles and committees
- Non-executive director
- Audit Committee member

Experience
Mr. Balaji is the Group Chief Financial Officer of Tata Motors Group and is on the Boards of Tata Motors Finance group of companies and Tata Technologies Ltd. Prior to this, he was the Vice President Finance for South Asia and Chief Financial Officer of Hindustan Unilever Limited.



NASSER MUKHTAR MUNJEE
NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed
February 2012

Jaguar Land Rover roles and committees
- Non-executive director
- Audit Committee member

Experience
Mr Munjee retired from the Board of Tata Motors and Tata Chemicals after a decade and continues to Chair Tata Motor Finance. He is on the Board of ABB India, HDFC Ltd, Cummins India and Ambuja Cements (a Holcim Lafarge Company). He is Chairman of the DCB Bank in India as well as the Aga Khan Foundation (India). He has been the President of the Bombay Chamber of Commerce and Industry and helped to create and was CEO of the Infrastructure Development Finance Company India for seven years.



ANDREW M. ROBB
NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed
April 2009

Jaguar Land Rover roles and committees
- Non-executive director
- Chairman of the Audit Committee
- Chairman of the Nominations and Remuneration Committee

Experience
Mr. Robb was a director of Tata Steel Limited from 2010 until 2017 and Chairman of Tata Steel Europe from 2009 until he retired from that Board in August 2019. He was a director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. Prior to this, from 1983 he was Finance Director of the Peninsular and Oriental Steam Navigation Company. Mr. Robb has served on a number of plc boards as a non-executive director.



HANNE SORENSEN
NON-EXECUTIVE DIRECTOR

Appointed
August 2018

Jaguar Land Rover roles and committees
- Non-executive director
- Audit Committee member

Experience
Ms. Sorensen was appointed as a non-executive director of Jaguar Land Rover in August 2018. Ms. Sorensen holds an MSc in Economics and Management from the University of Aarhus and is on the boards and committees of various international companies, including Tata Consultancy Services, Tata Motors and Sulzer.

BOARD OF MANAGEMENT

The Leadership team drives the Group's strategy and goals and makes decisions concerning operational planning issues.



PROF SIR RALF D SPETH KBE FRENG FRS
CHIEF EXECUTIVE OFFICER



FELIX BRÄUTIGAM
CHIEF COMMERCIAL OFFICER

Responsibilities
Mr. Bräutigam is responsible for all global sales and marketing activity for the Jaguar and Land Rover brands. His role includes brand positioning, current and future product planning, customer relationship management, marketing communications, brand experience strategies, global and regional sales management, customer service and supporting future growth.



IAN HARNETT
EXECUTIVE DIRECTOR, HR AND GLOBAL PURCHASING

Responsibilities
In April 2015 Mr. Harnett was appointed as Executive Director of Human Resources and Global Purchasing, also assuming responsibility for all Jaguar Land Rover Property matters globally.

Note: Mr. Harnett has announced his intention to retire, effective from 1st July 2020 he will be succeeded by Dave Williams as Executive Director, Human Resources and Dave Owen as Executive Director, Global Purchasing.



HANNO KIRNER
EXECUTIVE DIRECTOR, CORPORATE AND STRATEGY

Responsibilities
Mr. Kirner oversees the development of corporate and product strategy, business transformation, global financial services, IT, royal and diplomatic affairs and the Special Operations division.



ADRIAN MARDELL
CHIEF FINANCIAL OFFICER

Responsibilities
Mr. Mardell leads the financial management of the business to deliver shareholder value and growth ambitions. His responsibilities include corporate finance, treasury, financial reporting, accounting, tax, internal control and business support.



GRANT McPHERSON
EXECUTIVE DIRECTOR, MANUFACTURING

Responsibilities
Mr. McPherson is responsible for the global manufacturing operations side of the business, ensuring optimum efficiency to deliver world class safety, quality, cost and environmental standards.



QING PAN
EXECUTIVE DIRECTOR, JAGUAR LAND ROVER CHINA

Responsibilities
Mr. Pan is responsible for maximising the total value of the Jaguar Land Rover business in China. He is accountable for profit performance of Jaguar Land Rover combined import and local business in China and leading the company's vision and strategic development in the region.



NICK ROGERS
EXECUTIVE DIRECTOR, PRODUCT ENGINEERING

Responsibilities
Mr. Rogers leads Jaguar Land Rover's global engineering and research operations at board level, encouraging technical curiosity and disruptive innovation across his 10,000-strong team. He drives initial research concepts through to engineering across all commodities, including Body; Chassis; Powertrain and Electrical, leading product delivery and launch of new technology.

27
JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

LEADERSHIP

WATES PRINCIPLE 3 – DIRECTOR RESPONSIBILITIES

Effective risk management is central to achieving the Group's strategic objectives and is a core responsibility of the Jaguar Land Rover Automotive plc Board and its committees. In this section, you will find information about the responsibilities and focus of the Jaguar Land Rover Automotive plc Board and the Audit, Nominations and Remuneration and Disclosure Committees. Good governance is achieved through effective committees tackling core areas of focus on a regular basis.

In this section, you will find information about the induction and development of directors across the Group, as well as the key considerations when measuring the effectiveness of the Jaguar Land Rover Automotive plc Board and its committees.

GOVERNANCE STRUCTURE AND FLOW OF INFORMATION

AUDIT COMMITTEE

Reviews the integrity of the financial statements, relationship with the external auditors and effectiveness of internal financial controls.

For more information see page 31

THE JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD

The Jaguar Land Rover Automotive plc Board provides supervision and guidance to its management, particularly with respect to corporate governance, business strategies and growth plans. It also considers the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements, as well as the review of our business plans and targets.

For more information see page 31

NOMINATIONS AND REMUNERATION COMMITTEE

Determines the overall remuneration policy and strategy to ensure transparency and alignment with the Group's short and long term strategic goals.

For more information see page 33

BOARD OF MANAGEMENT

The work of the Board of Management complements, enhances and supports the work of the Jaguar Land Rover Automotive plc Board, with the Board of Management operating under the direction and authority of the Chief Executive Officer. The Jaguar Land Rover Automotive plc Board delegates to the Board of Management the execution of the Group's strategy and the day-to-day management and operation of the Group's business.

Examples of actions taken by the Board of Management are:

- Reviewing and making decisions concerning operational planning associated with the latest five-year business plan of the Group;
- Evaluating the performance of the Group against budget and forecast; and
- Reviewing and approving potential investments.

The Board of Management is also responsible for overseeing the implementation of appropriate risk assessment processes and controls to identify, manage and mitigate the principal risks to the Group. This includes the review, approval and communication of the risk management policy and framework.

DISCLOSURE COMMITTEE

Supports the Jaguar Land Rover Automotive plc Board and Audit Committee in reviewing and approving the final form of quarterly and annual announcements and statements relating to the performance of the Group.

For more information see page 32

OTHER EXAMPLES OF MANAGEMENT COMMITTEES

- Risk Management Committee
- Product Committee
- Chairman's Design Board
- Health and Safety Committee
- Security Committee
- Unusual Events Committee
- Financial Risk and Assurance Committee
- Financial Risk Committee

THE KEY MATTERS CONSIDERED BY THE JAGUAR LAND ROVER PLC BOARD DURING FISCAL 2019/20 INCLUDED:

TOPIC/ACTIVITY	ACTIONS	PROGRESS
STRATEGY		
Review of the business and operating model	Analysed the automotive industry trends and retail outlook and assessed the potential impact on the Group Reviewed the Group's performance against its competitors	New Range Rover Evoque and New Land Rover Defender models introduced to the market with strong positive response Growing focus on electric vehicles, the Jaguar I-PACE has to date won over 80 awards globally Building on the platform of new model success; significant product launches are being invested into from FY20 onwards
Monitoring of opportunities for acquisitions and new revenue streams	Supported continued investment to promote sustainable business growth over the long term Utilise cash to implement ongoing programmes to support business growth Considered and approved the Group's debt funding arrangements	Issuance of €1b bonds Issuance of £625m UKEF funding facility Issuance of £100m fleet buy-back funding Two $500m bonds matured and repaid during the year £52.1 million of the loan facility backed by a UKEF guarantee amortised in March 2020
Discussion of the Group's capital structure and financial strategy	Reviewed a number of opportunities in the Fiscal year Reviewed and approved, where appropriate, the business cases for internally developed future business	Project Charge achieved £2.9b of improvements Further improvements planned with Charge+ and Accelerate
RISK MANAGEMENT AND INTERNAL CONTROL		
Review the Group's principal risks and the effectiveness of the systems of internal control and risk management	Clearly articulated the Group's approach to risk Reviewed and updated approach to identify and manage principal risks Continuing assessment of significant and emerging risks, including geopolitical uncertainty and the impact of Brexit	Agreed Group-level risks and a robust set of mitigating activities, which are regularly monitored Further developed the Group's approach to risk Considered movements in key risks resulting from changes to likelihood or business impact
LEADERSHIP AND PEOPLE		
Review composition of the JLR plc Board and its committees	Discussed the composition of the JLR plc Board and its committees, including succession planning	The Board of Management and Senior Director's Forum is in place and continually monitored
Review the development of people and talent in the Group, including succession planning for senior roles	Ongoing commitment to maintaining a balance of appropriate skills and experience among the Board of Management and associated committees	Due to the strength of the succession planning built into the business, recent changes surrounding the Chief Executive Officer, Chief Financial Officer and other Board positions has been appropriately addressed
Discuss the results of the employee engagement survey and devise strategic actions arising from it	Conducted a thorough review of Pulse surveys to identify areas for improvement Encouraged interaction between employees across the Group	Continued focus on engagement and development of employees through offering a wide range of training courses
GOVERNANCE, STAKEHOLDERS AND SHAREHOLDERS		
Review the Group's purpose, goal, vision and values	Considered sustainability, including the Group's impact on the community and the environment Monitored and addressed regular Health and Safety updates	Reviewed developments in corporate governance and received key legal and regulatory updates
Encourage strong engagement with investors and stakeholders	Actively supported engagement opportunities Regularly reviewed and acted upon feedback from key stakeholders	Ongoing discussions at all levels of the business with shareholders Engagement with other stakeholders based on feedback
FINANCIAL PERFORMANCE		
Assessment of the Group's financial performance	Evaluated the Group's performance against budget and forecast Reviewed the quarterly and annual results and associated presentations to investors	Reviewed and approved the latest five-year business plan for the Group Approved the Annual Report

29

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

EFFECTIVENESS ACCOUNTABILITY

THE JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD

The Jaguar Land Rover Automotive plc Board will continue to consider the core areas described previously, but in particular will focus on:

- Continued development of our product pipeline through upcoming product launches, thereby seeking to capitalise on segment growth;
- Growing innovation in autonomy, connectivity, electrification and shared mobility through powertrain rightsizing, lightweighting and aerodynamics;
- Considering and evaluating the the evolving economic, political and market conditions relative to Brexit;
- Developing our people and the workforce of tomorrow;
- Ongoing review and monitoring of external risk factors, considering their impact on the future of the company in light of upcoming changes in both the political and economic environment.

HOW WE DIVIDE UP OUR RESPONSBILITIES

Chairman of the Jaguar Land Rover Automotive plc Board

Responsible for leading the Jaguar Land Rover Automotive plc Board, its effectiveness and governance. Also sets the agenda to take full account of the issues and concerns of the directors and ensures effective links between external stakeholders, the Board and management.

Non-executive directors

Constructively challenge the Chief Executive Officer and monitor the delivery of the Group strategy within the risk and controls environment set by the Jaguar Land Rover Automotive plc Board.

Chief Executive Officer

Responsible for the day-to-day leadership, management and control of the Group, recommending the Group strategy to the Jaguar Land Rover Automotive plc Board, and implementing the Group strategy and decisions of the Jaguar Land Rover Automotive plc Board.

INDUCTION, DEVELOPMENT AND SUPPORT

All new directors receive a full, formal and tailored induction upon joining the Jaguar Land Rover Automotive plc Board. We also plan the Jaguar Land Rover Automotive plc Board calendar so that directors are able to visit the increasing number of Jaguar Land Rover geographic locations and are briefed on a wide range of topics throughout the year.

These topics range from those with particular relevance for our business, such as global automotive demand, to more general matters such as developments in corporate governance. We recognise that our directors have a range of experience, and so we encourage them to attend external seminars and briefings that will assist them individually.

EVALUATION

The Jaguar Land Rover Automotive plc Board continuously assesses its effectiveness in the following areas:

- The flow and quality of information to and from the Jaguar Land Rover Automotive plc Board;
- The decision-making process and culture; and
- The outcome of the decisions made by the Jaguar Land Rover Automotive plc Board.

The Jaguar Land Rover Automotive plc Board and Audit Committee also provided direct feedback to management committees during the year.

COMMITEES SUPPORTING ACCOUNTABILITY

AUDIT COMMITTEE

Composition of the Audit Committee
Andrew Robb, Chairman
Nasser Munjee
P. B. Balaji

Role of the Audit Committee

- Monitors the integrity of the financial statements, including the review of significant financial reporting issues and judgements alongside the findings of the external auditor;
- Oversees the relationship with the external auditor, external audit process, nature and scope of the external audit and the appointment, effectiveness, independence and fees of the external auditor;
- Monitors and reviews the effectiveness of Corporate Audit, ensuring coordination with the activities of the external auditor; and
- Reviews the effectiveness of the Group's systems for internal financial control, financial reporting and risk management.

Main activities of the Audit Committee during the year

Financial reporting

During the year, the Audit Committee met with the external auditor and management as part of the Fiscal 2019/20 annual and quarterly reporting approval process a total of five times. They reviewed the draft financial statements and considered a number of supporting papers. This included reviewing information presented by management on significant accounting judgements to ensure all issues raised have been properly dealt with; reviewing presentation and disclosure to ensure adequacy, clarity and completeness; reviewing the documentation prepared to support the going concern statement given on page 37; and reviewing external audit reports. The key matters considered in the year were: review of the Group's impairment assessment for Fiscal 2019/20; IFRS 16 Leases during its first year of implementation; the issuance of debt; impact of COVID-19; and going concern. Monitoring of GDPR and information and cyber security continues to be focussed on and enhanced.

Internal controls

They reviewed the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Group, with particular regard given to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations. The reviews also considered any potential material weaknesses or significant deficiencies in the design or operation of the Group's internal control over financial reporting, which are reasonably likely to adversely affect the Group's ability to record, process and report financial data, including that of systems controls. We receive reports from the external auditor, Business Assurance and Corporate Audit with respect to these matters.

External Audit

They reviewed the significant audit issues with the external auditor and how they have been addressed in the financial statements. They also evaluated the external auditor by reviewing the firm's independence, its internal quality control procedures and any material issues raised by the most recent quality control or peer review of the audit firms. This included the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits performed by the external auditor within the last five years.

KPMG, the external auditors, have completed their third year in post. Section 139(2) of the Indian Companies Act, 2013, mandates that all listed companies rotate their auditors once the auditor has served as an auditor for a period of 10 or more consecutive years. Under these regulations, the Group through the guidance of parent company Tata Motors Limited will be required to retender the audit by no later than 2027 and the Committee will keep the external auditor tender under review and act in accordance with any changes in regulations and best practice relating to the tenure of the external auditor.

To help safeguard KPMG's objectivity, independence and effectiveness, the Group has a non-audit services policy which sets out the circumstances and financial limits within which the external auditor may be permitted to provide certain non-audit services. This policy sets a presumption that KPMG should only be engaged for non-audit services where there is an obvious and compelling reason to do so (for example, their skills and experience or ability to provide the services) and provided such work does not impair their independence or objectivity and has no impact on the audited financial statements. It prohibits KPMG from providing certain services, including legal, valuation, actuarial and internal audit. The Audit Committee approves all non-audit services before they are performed.

Non-audit fees paid to KPMG in the year totalled £1.1 million (2019: £0.9 million), representing 18% of the fees paid for audit and audit-related assurance services.

Corporate Audit

During the year, they regularly reviewed the adequacy of the Corporate Audit function, the Corporate Audit charter, staffing and seniority of the official heading the function, reporting structure, budget, coverage and the frequency of corporate audits, the structure of Corporate Audit and approval of the audit plan.

They also met with Corporate Audit and the external auditor on a one to-one basis twice during the year. This forms an important part of their consideration and control, ensuring that they have an open and direct forum with the Audit Committee.

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee:

Chief Financial Officer and his direct reports

Matters considered during the year

- Reviewed and updated the terms of reference of the Disclosure Committee
- Reviewed the audit and control findings from the external auditor
- Reviewed areas of key management judgement and significant transactions, including their presentation and disclosure in both the quarterly and annual financial statements
- Reviewed new disclosures in both the quarterly and annual financial statements for appropriateness
- Considered the impact of new accounting standards on the Group

31

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

ACCOUNTABILITY

WATES PRINCIPLE 4 - OPPORTUNITY AND RISK

In addition to the matters referred to throughout this report on risk management, please also refer to page 20 which includes a list of all emerging and principal risks including mitigations relevant to the Group.

See pages 21 to 22 for assessment and categorisation of principal risks and actions to mitigate.

WATES PRINCIPLE 5 - REMUNERATION

In accordance with Wates Principle 5, the Nominations and Remuneration Committee of Jaguar Land Rover Automotive plc Board ensures that appropriate senior management is recruited to deliver on the Group's objectives. The Nominations and Remuneration Committee has clearly defined Terms of Reference and is responsible for remuneration strategy, recruitment and long term incentive plans for senior executives.

NOMINATIONS AND REMUNERATION COMMITTEE

Composition of the Nominations and Remuneration Committee:

Andrew Robb, Chairman
Natarajan Chandrasekaran

In addition to the Committee members, the Chief Executive Officer is invited to attend meetings, except where there is a conflict of interest. The Nominations and Remuneration Committee is supported by the Executive Director, Human Resources & Global Purchasing and the HR Director, Global Reward & Mobility.

Role of the Nominations and Remuneration Committee

During the year, the Board reviewed the Terms of Reference of the Remuneration Committee, with a view to further enhance the corporate governance in place. It was decided to expand the committee's responsibilities to cover both Nominations and Remuneration and to strengthen the committee with the appointment of a further Non-Executive Director, Hanne Sorenson with effect from June 1st 2020.

The new terms of reference which came into effect in December 2019 cover the structure, appointments, removals, succession, performance and compensation of the Jaguar Land Rover Automotive plc Board and the Jaguar Land Rover Board of Management.

The Committee's involvement in all aspects of nominations and remuneration ensures that all decisions in terms of Board appointments are made in a fair, equal and balanced way.

Remuneration policy

The remuneration policy is designed to attract, retain and motivate executives of the highest quality, encouraging them to deliver exceptional business performance aligned to Jaguar Land Rover's strategy and the objective of delivering long-term sustainable growth in value. Its structure and individual remuneration elements align with the design of the Company's remuneration policy for the wider organisation. Any decisions the Nominations and Remuneration committee makes in relation to Executive remuneration will be made with clear understanding of the developments to pay and conditions for the wider workforce.

Executive remuneration consists of:

Fixed elements:

- Salary. Designed to recruit and retain individuals with the necessary knowledge, skills and experience to deliver the Group's strategic objectives. Salary is reviewed annually and benchmarked against comparable roles in appropriate comparator groups (such as other UK engineering companies and European automotive companies).

- Retirement benefits. The Group has a number of defined benefit pension schemes that are closed to new employees. Executives who are members of these schemes will continue to accrue benefits, but most executives now either have defined contribution provisions or elect to receive a cash allowance in lieu of retirement benefits. The cash allowance is at the same level as the equivalent defined contribution provision.

- Other benefits. Executives are eligible to participate in the Group's management car programme, medical arrangements, and life insurance and disability plans.

Performance-related elements:

- Annual bonus. The Global Bonus Plan is designed to reward achievement of short-term financial and strategic measures to support the Group's strategy. Performance is measured against quantifiable one-year financial and operational targets.

- Long-term incentive. The LTIP is designed to reward and encourage alignment with the Group's long-term sustainable growth strategy. Performance is measured over a three year period against a balanced scorecard of quantifiable financial and operational targets.

EXECUTIVE REMUNERATION

There is clear linkage between Jaguar Land Rover business strategy and the performance related elements of remuneration.


BONUS PERFORMANCE MEASURES
10%
30%
20%
15%
25%
PBT
Cash flow
Costs
Quality
Volume


LTIP PERFORMANCE MEASURES
30%
25%
25%
20%
EBIT growth
Cash flow
Volume growth
Sustainability

The overall objective is to deliver executive pay in line with a market median range for target performance, with enhanced reward opportunity to reflect exceptional business performance. Overall remuneration is balanced, with the majority linked to business performance.


TARGET EXECUTIVE REMUNERATION
32%
32%
12%
24%
Base salary
Benefits
Annual bonus
LTIP


MAXIMUM EXECUTIVE REMUNERATION
36%
18%
6%
40%
Base salary
Benefits
Annual bonus
LTIP

WATES PRINCIPLE 6 – STAKEHOLDER RELATIONSHIPS AND ENGAGEMENT

The Jaguar Land Rover Automotive plc Board continues to promote accountability and transparency with all stakeholders and shareholders and effectively communicates the Group's strategic direction. Interaction and communication with customers and suppliers are set out on page 25.

Maintaining strong relationships with shareholder and bond investors is crucial to achieving the Group's aims.

In this section you will find information about how we engage with our shareholder and bond investors.

INVESTOR RELATIONS ENGAGEMENT

SOLE SHAREHOLDER

Jaguar Land Rover Automotive plc (and its subsidiaries) is a wholly owned subsidiary of Tata Motors Limited (held through TML Holdings Pte. Ltd. (Singapore)) and the majority of the Jaguar Land Rover Automotive plc Board also reside as directors on the board of Tata Motors Limited. Although we operate on a stand-alone, arm's length basis, we maintain an open and collaborative strategic relationship with Tata Motors Limited and cooperate in numerous areas, including engineering, research and development, and sourcing and procurement.

BOND INVESTORS, LOAN AND OTHER CREDIT PROVIDERS

As at 31 March 2020, we had approximately £3.9 billion of listed unsecured bonds outstanding (31 March 2019: £3.6 billion) and £1.5 billion of loans (31 March 2019: £869 million). We maintain regular dialogue with our bond investors and relationship banks (some of whom provide support for loans and other credit facilities) through the quarterly publication of operational and financial results on the Group's website (www.jaguarlandrover.com) supported by live broadcasts via teleconference calls. The investor relations team also attends various credit conferences held throughout the year and our annual capital markets day where investors, banks and other credit providers have the opportunity to meet with Jaguar Land Rover senior management in person to discuss recent results, the Company's strategy and aspirations.

CREDIT RATING AGENCIES

As at 31 March 2020, Jaguar Land Rover Automotive plc had a credit rating of B+ (negative outlook) from S&P, B1 (rating under review for downgrade) from Moody's and BB- (negative outlook) from Fitch. Subsequently both S&P and Fitch downgraded JLR's credit rating to B (Negative Outlook) in April and May respectively while Moody's confirmed its B1 (Negative Outlook) in June. We maintain regular and open dialogue with the rating agencies, including an in-depth annual review of our long-term business plans, so that an independent assessment of our credit profile can be represented in the market for the benefit of current and prospective investors as well as supporting any future debt issuance.

33
JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

JAGUAR LAND ROVER'S APPROACH TO TAX

INTRODUCTION

Jaguar Land Rover's business has grown significantly in recent years and continues to do so. Jaguar Land Rover's operations are large and complex and, as a result, the Group operates through multiple companies, with activities, employees and assets located in numerous countries around the world. This, in turn, naturally drives an inherent level of complexity in the Group's tax affairs. In relation to tax matters, just as for any other area of the Group's business, Jaguar Land Rover always strives to be a good, responsible corporate citizen, and Jaguar Land Rover is committed to complying with all applicable tax laws, both in letter and in spirit. We aim to be fair, honest, transparent and ethical in our conduct and for everything we do to stand the test of public scrutiny.

JAGUAR LAND ROVER'S KEY TAX PRINCIPLES

In 2013, the Jaguar Land Rover Automotive plc Board formally adopted six key principles in relation to Jaguar Land Rover's approach to taxation matters and the conduct of our tax affairs. These principles continue to apply today; they apply equally to all companies within the Group, across all areas of our business activity and in all our territories of operation.

JAGUAR LAND ROVER WILL CONDUCT ITS TAX AFFAIRS IN A WAY THAT:

1. Is compliant with all legal and regulatory obligations and which adheres to the principles set out in the Jaguar Land Rover Code of Conduct and Tata Code of Conduct;
2. Is aligned with the Group's overall business strategy and growth objectives;
3. Proactively seeks to enhance shareholder value and optimise tax cost on a sustainable basis;
4. Is governed, managed and controlled within an appropriate risk management framework;
5. Is appropriately resourced and seeks to maximise operating efficiencies through the suitable use of automation and technology-based solutions; and
6. Maintains good, open, honest and professional working relationships with tax authorities globally and seeks to take a leading role in relation to matters of governmental tax policy relevant to Jaguar Land Rover.

Each principle is commented on further below:

1. Tax compliance

This is considered the most fundamental and important of our six principles. Jaguar Land Rover will always seek to comply with all applicable tax laws, both in terms of the letter and the spirit of the law, and to satisfy its global tax compliance obligations in a timely and accurate manner. In addition, we adhere to the Jaguar Land Rover Code of Conduct and the Tata Code of Conduct, which set out the high ethical standards of business behaviour expected from all companies and employees within our Group.

2. Business alignment

Jaguar Land Rover always aligns its tax affairs with the genuine business activities being undertaken by the organisation. We do not engage in any form of tax avoidance or artificial tax structuring and we do not operate or use any offshore tax havens. All Jaguar Land Rover Group subsidiaries are located in countries where the business has significant physical and economic operations (i.e. employees, offices and revenue-generating activity).

3. Enhancing shareholder value

As a commercial organisation, Jaguar Land Rover will always seek to effectively manage its tax liabilities, just as for any other business cost. In so doing, we always adhere to relevant tax laws and, in relation to transactions within the Group, we always seek to ensure that these are conducted on an arm's-length basis in accordance with Organisation for Economic Co-operation and Development (OECD) principles.

Where governments or fiscal authorities have introduced particular tax reliefs, credits, incentives or exemptions to encourage specific types of economic activity (for example, investment in research and development), we will always seek to ensure that Jaguar Land Rover claims the appropriate level of benefit for which it qualifies.

4. Governance and risk management

Tax risks arising within the Group are identified, assessed and managed by the central Tax function on an ongoing basis. A detailed tax update is taken to the Jaguar Land Rover plc Board on an annual basis and tax risks are reported quarterly to the Financial Risk and Assurance Committee, chaired by the Chief Financial Officer. The Jaguar Land Rover Tax Director also meets with the Chief Financial Officer on a biweekly basis to provide updates on all tax matters affecting the Group.

Jaguar Land Rover actively seeks to minimise risk in relation to tax matters. We do this through a variety of processes and controls including, for example, tax risk assessments and health-check exercises for subsidiaries, online monitoring of compliance processes and an active Advance Pricing Agreement programme.

No additional current tax risks were identified as a result of COVID-19, with the Group's compliance activity continuing to be operated in accordance with the applicable legislation.

5. Tax resource

Responsibility for the day-to-day management of Jaguar Land Rover's tax affairs rests with our central Tax function, led by the Jaguar Land Rover Tax Director. The function comprises an appropriate blend of tax professionals with the necessary qualifications, training, skills and experience required to effectively undertake their roles. The Tax function also advises the Jaguar Land Rover plc Board in relation to setting Group tax strategy and policy.

In addition to the central Tax function, the business also has dedicated tax professionals embedded within the finance teams in key non-UK subsidiaries.

Where appropriate, we look to implement technology-based solutions to streamline processes, drive efficiency and manage risk.

6. Relationships with governments and authorities

In our dealings with tax authorities globally, including HMRC in the UK, we always look to maintain good, open, honest and professional working relationships, to engage proactively in relation to tax matters and to resolve any areas of dispute or differences of opinion as quickly as possible in order to reduce uncertainty and manage risk.

We also actively engage in dialogue with governments, either directly or through appropriate representative bodies, in relation to matters of tax policy that affect our business.

APPROVAL OF STRATEGIC REPORT

The Strategic Report on pages 4 to 36 was approved by the Jaguar Land Rover plc Board and authorised for issue on 2 July 2020 and signed on its behalf by:

PROF SIR RALF D SPETH KBE FRENG FRS
Chief Executive Officer
Jaguar Land Rover Automotive plc
2 July 2020



35

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

DIRECTORS' REPORT

The directors present their report and the audited consolidated financial statements of the Group for the year ended 31 March 2020. Jaguar Land Rover Automotive plc is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of the Group is Abbey Road, Whitley, Coventry, CV3 4LF, England, United Kingdom.

Future developments
Future developments impacting the Group are disclosed in the Challenges and Opportunities section.

Dividends
The directors proposed no dividend for the year ended 31 March 2020. (For the year ended 31 March 2019: £Nil. For the year ended 31 March 2018, £225 million was paid in June 2018).

Directors
Biographies of the directors currently serving on the JLR plc Board are set out on page 27 to 28.

Directors' indemnities
The Group has made qualifying third party indemnity provisions for the benefit of its directors during the year; these remain in force at the date of this report.

Material interests in shares
Jaguar Land Rover Automotive plc is a wholly owned subsidiary of Tata Motors Limited, held through TML Holdings Pte. Ltd. (Singapore).

Share capital
Share capital remains unchanged. See note 29 to the consolidated financial statements on page 95 for further details.

Corporate Governance Statement
The Corporate Governance Statement is set out on pages 25 to 34 and is incorporated by reference into this report.

Branches
The Group has 10 branches that exist and operate outside of the UK, based in China and the United Arab Emirates.

Research and development
The Group is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 11 to the consolidated financial statements on page 78.

Financial instruments
The disclosures required in relation to the use of financial instruments by the Group and Company, together with details of the Group's and Company's treasury policy and management, are set out in note 35 to the consolidated financial statements on pages 104 to 116 and in note 53 on pages 133 to 137 of the parent company financial statements.

Employee information
The average number of employees within the Group is disclosed in note 7 to the consolidated financial statements on page 75.

Apart from determining that an individual has the ability to carry out a particular role, the Group does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Group. The Group also ensures that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability.

Employee engagement
The directors understand the importance of the Group's employees to the long term success of the business. During the year, Pulse surveys capture and monitor employee satisfaction along with monthly communications to update all employees on financial performance and business challenges experienced with the Group are undertaken. Learning and development courses and internal network groups to support various interests has been encouraged. See page 25 for further details. Details of how the Group involves its employees are contained in Our People section of our website. The average number of people employed by the Group during the year can be found in note 7 to the financial statements.

Political involvement and contributions
There have not been any political donations in any of the periods covered by these financial statements.

Engagement with customers, suppliers and others
Engagement with customers, suppliers and others is set out on page 25 and is incorporated by reference to this report.

Going concern
The Group's business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategic report. The financial position of the Group is described on pages 16 to 18. In addition, note 35 to the consolidated financial statements includes the Group's objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Group's financial instruments and hedging activities are also provided in note 35 to the consolidated financial statements. The JLR plc Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. During the financial year the Group has carefully considered the impact of COVID-19 and the impact on not just the automotive industry but to the financial position of the Group as a result of these unprecedented changes. Further details can be found within the Basis of Preparation on page 53. Accordingly, the financial statements set out on pages 49 to 138 have been prepared on the going concern basis.

Events after the balance sheet date
Full details of significant events since the balance sheet date are disclosed in note 42 on page 124 to the consolidated financial statements.

Code of Conduct
Directors and employees are required to comply with the Jaguar Land Rover Code of Conduct, which is intended to help them put the Group's ethical principles into practice. The Code of Conduct clarifies the basic principles and standards they are required to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com

Employees, contract staff, third parties with whom the Group has a business relationship (such as retailers, suppliers and other third parties), and any member of the public may raise ethical and compliance concerns to the Group's global helpline or via group.compliance@jaguarlandrover.com

Slavery and human trafficking statement
Pursuant to section 54 of the Modern Slavery Act 2015, the Group has published a slavery and human trafficking statement for the year ended 31 March 2020. The statement sets out the steps that the Group has taken to address the risk of slavery and human trafficking occurring within its own operations and its supply chains. This statement can be found on the corporate website at www.jaguarlandrover.com

Whistle-blowing policy
The Group's whistle-blowing policy encourages employees to report, in confidence and anonymously if preferred, concerns about suspected impropriety or wrongdoing in any matters affecting the business. An independent hotline exists to facilitate this process. Any matters reported are thoroughly investigated and escalated to the Committee.

Diversity policy
Diversity management continues to form a core part of the Group's business strategy. We rely on the diversity of our employees to form the foundation of a strong and dynamic company. See pages 25 to 34 for further details.

Greenhouse gas emissions
The Group is committed to reducing greenhouse gas emissions and continues to invest heavily in this activity. See pages 23 to 24 for further details.

Statement of directors' responsibilities in respect of the directors' report and the financial statements
The directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent company financial statements for each financial year. Under that law the directors have elected to prepare the Group financial statements in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs as adopted by the EU) and applicable law, and have elected to prepare the parent company financial statements on the same basis. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of their profit or loss for that period. In preparing each of the Group and parent company financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable, relevant and reliable;
- State whether they have been prepared in accordance with IFRSs as adopted by the EU;
- Assess the Group and parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- Use the going concern basis of accounting unless they either intend to liquidate the Group or the parent company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report and a Directors' Report that complies with that law and those regulations. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Statement of disclosure of information to auditors
In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act 2006, the following applies: so far as the directors are aware, there is no relevant audit information of which the Group's auditor is unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

Auditor
A resolution to reappoint KPMG LLP as auditor of the Group is to be proposed at the 2020 Tata Motors Limited Annual General Meeting.

Acknowledgement
The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group's performance. The directors would also like to extend their thanks to all other key stakeholders for their continued support of the Group and their confidence in its management.

The Directors' Report was approved by the JLR plc Board and authorised for issue on 2 July 2020 and signed on its behalf by:

PROF SIR RALF D SPETH KBE FRENG FRS
Chief Executive Officer
Jaguar Land Rover Automotive plc
2 July 2020

37

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

INDEPENDENT AUDITOR'S REPORT

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC

1 Our opinion is unmodified

We have audited the financial statements of Jaguar Land Rover Automotive plc ("the Company") for the year ended 31 March 2020 which comprise the Consolidated Income Statement, Consolidated Statement of Comprehensive Income and Expense, Consolidated Balance Sheet, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement, the parent Company Balance Sheet, the parent Company Statement of Changes in Equity, the parent Company Cash Flow Statement, and the related notes, including the parent Company and Group accounting policies in note 2.

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the parent Company's affairs as at 31 March 2020 and of the Group's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU);
- the parent Company financial statements have been properly prepared in accordance with IFRSs as adopted by the EU and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the audit committee.

OVERVIEW

Materiality: Group financial statements as a whole		£85.9m (2019: £100m) 0.4% of Group Revenue (2019: 0.4% of Group Revenue)
Coverage		88% (2019:85%) of Group revenue
Key audit matters		vs 2019
Recurring risks	Going concern	▲
	The impact of uncertainties due to the UK exiting the European Union on our audit	◀▶
	Impairment of long-life assets	▲
	Capitalisation of product engineering costs	◀▶
	Valuation of defined benefit plan obligations	◀▶
Parent Company key audit matter	Recoverability of parent Company investment in subsidiaries and intra- group debtors	◀▶

2 Key audit matters: including our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed, in the context of, and solely for the purpose of, our audit of the financial statements as a whole, and in forming our opinion thereon, and consequently are incidental to that opinion, and we do not provide a separate opinion on these matters. In arriving at our audit opinion above, the key audit matters were as follows (unchanged from 2019):

	The risk	Our response
Going Concern Risk vs 2019 ▲ Refer to page 53 (accounting policy).	**Disclosure quality:** The financial statements explain how the Board has formed a judgement that it is appropriate to adopt the going concern basis of preparation for the Group and parent Company. That judgement is based on an evaluation of the inherent risks to the Group's and the parent Company's business model, in particular risks associated with the global COVID-19 pandemic, the impact of Brexit and the impact of political uncertainty, and how those risks might affect the Group and parent Company's financial resources or ability to continue operations over a period of at least a year from the date of approval of the financial statements. The risks most likely to adversely affect the Group and parent Company's available financial resources over this period were: • The impact of COVID-19 lockdowns and related potential economic damage on customer demand in the Group's key markets together with the impact on the Group's supply chain and consequent production capability. • The impact of Brexit on the Group's supply chain and on the export of goods by not maintaining free and frictionless trade. The risk for our audit is whether or not those risks are such that they amount to a material uncertainty that may cast significant doubt about the ability to continue as a going concern. Had they been such, then that fact would have been required to be disclosed.	Our procedures included: • **Funding assessment:** Evaluated the Group and parent Company's financing facilities, including the available terms and covenants associated with these facilities. • **Key dependency assessment:** Assessed the key assumptions underpinning the forecast cash flows which the directors have used to support the going concern basis of preparation and to assess whether the Group can meet its financial commitments as they fall due. The cash flow forecasts incorporate a number of key assumptions, including: the impact of COVID-19 on vehicle sales as a result of the temporary shutdowns of the automotive industry worldwide and the anticipated speed of recovery in industry volumes; delivery on the cost savings initiatives; reduction of inventory levels and the delay of non-essential capital expenditure required for the manufacture of new models. • **Historical comparisons:** Evaluated the historical cash flow forecasting accuracy of the Group by comparing historical cash flows to actual results reported, as well as assessing the accuracy of key assumptions previously applied. • **Benchmarking assumptions:** Assessed the appropriateness of the Group's key assumptions used in the cash flow forecasts by benchmarking them to externally derived data, with particular focus on forecast sales volumes. • **Sensitivity analysis:** Considered sensitivities over the level of available financial resources indicated by the Group's cash flow forecasts, taking account of severe but plausible adverse effects that could arise from risks related to key assumptions, both individually and collectively. These sensitivities included: significantly depressed sales volumes in key markets compared to those reported for the year ended 31 March 2020; partly reducing the level of cost savings incorporated into the forecasts (including selling, administrative and a number of other cost categories); higher than expected inventory levels and increased tariffs as a result of a hard Brexit. • **Our sector experience:** We used our industry specialists to challenge the key assumptions made by the directors in their forecast cash flows. • **Evaluating directors' intent:** We evaluated the achievability of the actions the directors consider they would take to improve the position should the risks to the key assumptions materialise. We considered the controllability, and timing, of the identified mitigating actions, in particular focusing on the deferral of non-essential capital and product development expenditure, further reductions of discretionary marketing spend and warranty goodwill payments. • **Assessing transparency:** Assessed the completeness and accuracy of the matters disclosed in the going concern disclosure by considering whether it is consistent with our knowledge of the business.

39

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

JAGUAR LAND ROVER

INDEPENDENT AUDITOR'S REPORT

	The risk	Our response
The impact of uncertainties due to the UK exiting the European Union on our audit Risk vs 2019 ◀▶	**Extreme levels of uncertainty** The UK left the European Union (EU) on 31 January 2020 and entered an implementation period which is due to operate until 31 December 2020. At that point current trade agreements with the European Union terminate. The UK is entering negotiations over future trading relationships with the EU and a number of other countries. Where new trade agreements are not in place World Trade Organisation (WTO) arrangements will be in force, meaning among other things import and export tariffs, quotas and border inspections, which may cause delivery delays. Different potential outcomes of these trade negotiations could have wide ranging impacts on the Group's operations and the future economic environment in the UK and EU. All audits assess and challenge the reasonableness of estimates, in particular as described in the impairment of long-life assets below, and related disclosures; and the appropriateness of the going concern basis of preparation of the financial statements (see above). All of these depend on assessments of the future economic environment and the Group's future prospects and performance. The uncertainty over the UK's future trading relationships with the rest of the world and related economic effects give rise to extreme levels of uncertainty, with the full range of possible effects currently unknown.	We developed a standardised firm-wide approach to the consideration of the uncertainties arising from the UK's departure from the EU in planning and performing our audits. Our procedures included: • **Our knowledge of the business** – We considered the directors' assessment of risks arising from different outcomes to the trade negotiations for the Group's business and financial resources compared with our own understanding of the risks. We considered the directors' plans to take action to mitigate the risks. • **Sensitivity analysis** – When addressing the impairment of long-life assets and going concern and other areas that depend on forecasts, we compared the directors' analysis to our assessment of the full range of reasonably possible scenarios resulting from these uncertainties and, where forecast cash flows are required to be discounted, considered adjustments to discount rates for the level of remaining uncertainty. • **Assessing transparency** – As well as assessing individual disclosures as part of our procedures on the long-life assets and going concern we considered all of the disclosures concerning uncertainties related to the UK's future trading relationships together, including those in the strategic report, comparing the overall picture against our understanding of the risks. However, no audit should be expected to predict the unknowable factors or all possible future implications for a company and this is particularly the case in relation to the impact of the UK's departure from the EU.

	The risk	Our response
Impairment of long life assets Risk vs 2019 ▲ (Carrying value of long life assets £13,092 million; 2019: £12,119 million) *58, 64 and 67 (accounting policy) and page 86*	**Forecast-based valuation** The Group holds a significant amount of property, plant and equipment and long-life intangible assets on its balance sheet. Property, plant and equipment and long-life intangible assets are at risk of being impaired as the COVID-19 pandemic resulted in the temporary shutdowns of the automotive industry worldwide. The effect of these matters is that, as part of our risk assessment, we determined that the calculation of the value in use of property, plant and equipment and long-life intangible assets has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements note 18 disclose the sensitivities estimated by the Group.	Our procedures included: • **Historical accuracy** Evaluated historical forecasting accuracy of cash flow forecasts, including key inputs, including cash forecasts, by comparing them to the actual results. • **Historical comparison** Assessed appropriateness of the Group's assumptions used in the cash flow forecasts by comparing those, where appropriate, to historical trends in volumes, variable profit, selling, general and administrative expenses and capital expenditure. • **Benchmarking assumptions:** Assessed the appropriateness of the Group's calculated value in use amount by comparing the implied trading multiples to market multiples of comparative companies with the assistance of our valuation specialists. Assessed appropriateness of the Group's assumptions used in the cash flow projections by comparing the key input of sales volumes to externally derived data. Compared the Group's discount rate and long term growth rate to external benchmark data and comparative companies and re-performed the discount rate calculation using the capital asset pricing model with the assistance of our valuation specialists. • **Sensitivity analysis:** Performed a breakeven analysis on the assumptions noted above. • **Comparing valuations:** Assessed the Group's reconciliation between the estimated market capitalisation of the Group, by reference to the overall market capitalisation of the Tata Motors Limited Group, and compared to the estimated recoverable amount of the cash generating unit. • **Assessing transparency:** Assessed the adequacy of the Group's disclosures in the financial statements and ensured that the disclosure reflects reasonably possible changes in key assumptions that erode the headroom in the recoverable amount compared to the cash generating unit carrying value to nil.

41

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

INDEPENDENT AUDITOR'S REPORT

	The risk	Our response
Capitalisation of product engineering costs Risk vs 2019 ◀▶ (£1,426 million; 2019: £1,579 million) *57 and 64 (accounting policy and page 86*	**Subjective judgement** The Group capitalises a high proportion of product development spend and there is a key judgement in determining whether the nature of the product engineering costs satisfy the criteria for capitalisation to 'Intangible Assets, Product Development in Progress' and when this capitalisation should commence. The judgement of when capitalisation should commence consists of a number of judgements regarding the satisfaction of IAS 38 capitalisation criteria, and a key judgement is assessing whether development projects will generate probable future economic benefit. The financial statements (note 2) disclose that had the value of central overheads not been classed as directly attributable it would have reduced the amount capitalised by £117 million.	Our procedures included: • **Control operation:** Tested controls over the Group's retrospective review of historically forecast material production costs at the point capitalisation commenced against actual costs observed in manufacture. This historical accuracy is a key input into the directors' assessment of whether the future economic benefit of development projects is probable and the control over the Group's judgements as to whether costs are considered directly attributable. • **Our experience:** Critically assessed whether the directors' judgements regarding identified directly attributable costs against both the accounting standards and our experience of practical application of these standards in other companies. • **Benchmarking assumptions:** For a sample of the volume assumptions contained in capitalised projects, compared the Group's assessment of economic viability to externally derived data. • **Sensitivity analysis:** For a sample of the Group's assessments of economic viability of development projects, assessed the Group's application of appropriate downside sensitivities in establishing whether future economic benefit is considered probable. • **Historical comparison:** Performed a retrospective review to assess previous economic viability assumptions against actual outturn. • **Assessing transparency:** Assessed the adequacy of the Group's disclosures in respect of the key judgements made relating to the nature of the costs capitalised and the point at which capitalisation commences.

	The risk	Our response
Valuation of defined benefit plan obligations Risk vs 2019 ◀▶ (£7,788 million; 2019: £8,648 million) *Refer to page 65 Defined benefit obligation estimate (accounting policy) and pages 97 to 103, Defined benefit obligation*	**Subjective valuation** Small changes in the key assumptions and estimates, being the discount rate, inflation rate and mortality/ life expectancy, used to value the Group's pension obligation (before deducting scheme assets) would have a significant effect on the amount of the Groups' net defined benefit plan asset/(obligation). The risk is that these assumptions are inappropriate resulting in an inappropriate valuation of plan obligations. The effect of these matters is that, as part of our risk assessment, we determined that valuation of the pension obligation has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements (note 32) disclose the sensitivity estimated by the Group.	Our procedures included: • **Control Operation:** Tested controls over the assumptions applied in the valuation and inspected the Group's annual validation of the assumptions used by its actuarial expert. Tested the Group's controls operating over selection and monitoring of its actuarial expert for competence and objectivity • **Benchmarking assumptions:** Challenged, with the support of our own actuarial specialists, the key assumptions applied to the valuation of the liabilities, being the discount rate, inflation rate and mortality/ life expectancy against externally derived data. • **Assessing transparency:** Considered the adequacy of the Group's disclosures in respect of the sensitivity of the Groups' net defined benefit plan asset/(obligation) to these assumptions.

43

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

INDEPENDENT AUDITOR'S REPORT

	The risk	Our response
Recoverability of parent Company investment in subsidiaries and intra-group debtors Risk vs 2019: ◀▶ Investment (£1,655 million; 2019: £1,655million) Intra-group debtors (£5,728 million; 2019: £4,898 million)	**Low risk, high value** The amount of the parent Company's investment in its subsidiary, which acts as an intermediate holding company for the rest of the parent Company's subsidiaries, represents 22% (2019: 25%) of the parent Company's assets. The carrying amount of the intra-group debtors balance comprises the remaining 78% (2019: 75%). Their recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to their materiality and following the weak trading performance of the Group, in the context of the parent Company financial statements this is considered to be one of the areas that had the greatest effect on our overall parent Company audit.	Our procedures included: • **Tests of detail:** Compared the carrying amount of the parent Company's only investment with the subsidiary's draft balance sheet and assessed 100% of the intra-group debtor balance to identify whether its net assets, being an approximation of its minimum recoverable amount, was in excess of its carrying amount. • **Assessing subsidiary audits:** Assessed the work performed as part of the group audit over the subsidiaries' profits and net assets. • **Comparing valuations:** Compared the carrying amount of the investment in the subsidiary to the Group's estimated market capitalisation of its ultimate parent, adjusted to exclude the liabilities of the parent Company and net assets of companies outside the Group, being an approximation of the recoverable amount of the investment.

3 Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at £85.9 million (2019: £100 million), determined with reference to a benchmark of Group revenue of £22,984 million (2019: £24,214 million) of which it represents 0.4% (2019: 0.4%).

We consider Group revenue to be the most appropriate benchmark, as it provides a more stable measure year on year than Group profit or loss before tax.

Materiality for the parent Company financial statements as a whole was set at £37 million (2019: £65 million), determined with reference to a benchmark of the parent Company total assets of £7,385 million (2019: £6,556 million), of which it represents 0.5% (2019: 1.0%).

We agreed to report to the Audit Committee any corrected or uncorrected identified misstatements exceeding £4.3 million (2019: £5 million) in addition to other identified misstatements that warranted reporting on qualitative grounds.

Of the Group's 38 (2019: 37) reporting components, we subjected 4 (2019: 4) to full scope audits for group purposes and 7 (2019:7) to specified risk-focused risk focused procedures. The latter were not individually financially significant enough to require a full scope audit for group purposes but did present specific individual risks that needed to be addressed.

The 7 (2019: 7) components subjected to specified risk-focused audit procedures are as follows:

- Revenue - 5 components (2019: 5)
- Material & other cost of sales - 1 component (2019: 1)
- Other expenses - 2 components (2019: 2)
- Property, plant and equipment - 1 component (2019: 1)
- Deferred tax assets - 2 components (2019: 2)
- Inventories - 6 components (2019: 6)
- Accounts payable - 2 components (2019: 2)
- Other current liabilities - 2 components (2019: 2)
- Other non-current liabilities - 2 components (2019: 2)

The components within the scope of our work accounted for the percentages illustrated opposite.

The remaining 12% (2019: 15%) of Group revenue, 3% (2019: 3%) of the total profits and losses that made up Group loss before tax and 5% (2019: 7%) of total Group assets are represented by 27 (2019:26) reporting components, none of which individually represented more than 2% (2019: 3%) of any of Group revenue, total profits and losses that made up Group loss before tax or total Group assets. For the residual components, we performed analysis at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from £15 million to £70 million (2019: £15 million to £95 million), having regard to the mix of size and risk profile of the Group across the components.

The work on 9 of the 11 (2019: 9 of the 11) components was performed by component auditors and the rest, including the audit of the parent Company, was performed by the Group team. The Group team visited 2 (2019: 3) component locations in the United States of America and China to assess the audit risk and strategy. However, planned visits to review the completed audit work at the year-end in those component locations were prevented by movement restrictions relating to the COVID-19 pandemic. Instead, in-line with our approach to the other component locations, video and telephone conference meetings were held to discuss the findings reported to the Group team in more detail, and any further work required by the Group team was then performed by the component auditor.


Group Revenue
£22,984m (2019: £24,214m)
Group Materiality
£85.9m (2019: £100m)
£85.9m
Whole financial statements materiality (2019: £100m)
£70m
Range of materiality at 11 (2019: 11) components (£15m-£70m) (2019: £15m to £95m)
£4.3m
Misstatements reported to the audit committee (2019: £5m)
Revenue
Group materiality


Group Revenue
14%
13%
88%
(2019: 85%)
72%
74%
Group total assets
10%
7%
95%
(2019: 93%)
85%
86%
Total profits and losses that made up Group loss before tax
3%
2%
97%
(2019: 97%)
95%
94%
Full scope for group audit purposes 2020
Specified risk-focused audit procedures 2020
Full scope for group audit purposes 2019
Specified risk-focused audit procedures 2019
Residual components

45
JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

JAGUAR LAND ROVER

INDEPENDENT AUDITOR'S REPORT

4 We have nothing to report on going concern

The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the parent Company or the Group or to cease their operations, and as they have concluded that the parent Company's and the Group's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements ("the going concern period").

Our responsibility is to conclude on the appropriateness of the directors' conclusions and, had there been a material uncertainty related to going concern, to make reference to that in this audit report. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of reference to a material uncertainty in this auditor's report is not a guarantee that the Group and the parent Company will continue in operation.

We identified going concern as a key audit matter (see section 2 of this report). Based on the work described in our response to that key audit matter, we are required to report to you if we have anything material to add or draw attention to in relation to the directors' statement in note 2 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and the parent Company's use of that basis for a period of at least twelve months from the date of approval of the financial statements.

We have nothing to report in this respect.

5 We have nothing to report on the other information in the Annual Report

The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Strategic report and directors' report

Based solely on our work on the other information:

- we have not identified material misstatements in the strategic report and the directors' report;
- in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
- in our opinion those reports have been prepared in accordance with the Companies Act 2006.

6 We have nothing to report on the other matters on which we are required to report by exception

Under the Companies Act 2006, we are required to report to you if, in our opinion:

- Adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- The parent Company financial statements are not in agreement with the accounting records and returns; or
- Certain disclosures of directors' remuneration specified by law are not made; or
- We have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

7 Respective responsibilities

Directors' responsibilities

As explained more fully in their statement set out on page 38, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities.

8 The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

Simon Haydn-Jones (Senior Statutory Auditor) for and on behalf of KPMG LLP, Statutory Auditor

Chartered Accountants
One Snowhill
Snow Hill Queensway
Birmingham
B4 6GH

2 July 2020

47

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

Year ended 31 March (£ millions)	Note	2020	2019	2018
Revenue	5	22,984	24,214	25,786
Material and other cost of sales*	4,6	(14,684)	(15,670)	(16,328)
Employee costs*	4,7	(2,568)	(2,820)	(2,722)
Other expenses*	4,10	(5,238)	(5,567)	(5,846)
Exceptional items	4	(29)	(3,271)	438
Engineering costs capitalised	11	1,369	1,576	1,610
Other income		174	205	420
Depreciation and amortisation		(1,910)	(2,164)	(2,075)
Foreign exchange (loss)/gain and fair value adjustments		(249)	(59)	29
Finance income	12	52	35	33
Finance expense (net)	12	(209)	(111)	(85)
Share of (loss)/profit of equity accounted investments	15	(114)	3	252
(Loss)/profit before tax		**(422)**	**(3,629)**	**1,512**
Income tax (expense)/credit	14	(47)	308	(398)
(Loss)/profit for the year		**(469)**	**(3,321)**	**1,114**
Attributable to:				
Owners of the Company		(471)	(3,325)	1,112
Non-controlling interests		2	4	2

*'Material and other cost of sales', 'Employee costs' and 'Other expenses' exclude the exceptional items explained in note 4.

The notes on pages 53 to 124 are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND EXPENSE

Year ended 31 March (£ millions)	Note	2020	2019	2018
(Loss)/profit for the year		**(469)**	**(3,321)**	**1,114**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of net defined benefit obligation	32	983	(270)	546
Gain/(loss) on effective cash flow hedges of inventory		75	(197)	-
Income tax related to items that will not be reclassified	14, 20	(170)	76	(89)
		888	**(391)**	**457**
Items that may be reclassified subsequently to profit or loss:				
Gain on cash flow hedges (net)		229	92	2,442
Currency translation differences		21	(4)	(4)
Income tax related to items that may be reclassified	14, 20	(42)	(19)	(462)
		208	**69**	**1,976**
Other comprehensive income/(expense) net of tax		**1,096**	**(322)**	**2,433**
Total comprehensive income/(expense) attributable to shareholder		**627**	**(3,643)**	**3,547**
Attributable to:				
Owners of the Company		625	(3,647)	3,545
Non-controlling interests		2	4	2

The notes on pages 53 to 124 are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

As at (£ millions)	Note	2020	2019	2018
Non-current assets				
Investments	15	399	546	516
Other financial assets	16	257	170	414
Property, plant and equipment	17	6,814	6,492	7,417
Intangible assets	18	6,278	5,627	6,763
Right-of-use assets	36	568	-	-
Pension asset	32	408	-	-
Other non-current assets	19	23	83	82
Deferred tax assets	20	523	512	413
Total non-current assets		**15,270**	**13,430**	**15,605**
Current assets				
Cash and cash equivalents	21	2,271	2,747	2,626
Short-term deposits and other investments		1,393	1,028	2,031
Trade receivables		833	1,362	1,612
Other financial assets	16	383	314	494
Inventories	23	3,468	3,608	3,767
Other current assets	19	477	570	630
Current tax assets		9	10	10
Total current assets		**8,834**	**9,639**	**11,170**
Total assets		**24,104**	**23,069**	**26,775**
Current liabilities				
Accounts payable	24	6,499	7,083	7,614
Short-term borrowings	25	526	881	652
Other financial liabilities	26	1,073	1,042	1,189
Provisions	27	944	988	758
Other current liabilities	28	716	664	547
Current tax liabilities		100	94	160
Total current liabilities		**9,858**	**10,752**	**10,920**
Non-current liabilities				
Long-term borrowings	25	4,817	3,599	3,060
Other financial liabilities	26	778	310	281
Provisions	27	1,355	1,140	1,055
Retirement benefit obligation	32	28	667	438
Other non-current liabilities	28	533	521	454
Deferred tax liabilities	20	179	101	583
Total non-current liabilities		**7,690**	**6,338**	**5,871**
Total liabilities		**17,548**	**17,090**	**16,791**
Equity attributable to shareholders				
Ordinary shares	29	1,501	1,501	1,501
Capital redemption reserve	29	167	167	167
Other reserves	30	4,880	4,305	8,308
Equity attributable to shareholders		**6,548**	**5,973**	**9,976**
Non-controlling interests		8	6	8
Total equity		**6,556**	**5,979**	**9,984**
Total liabilities and equity		**24,104**	**23,069**	**26,775**

The notes on pages 53 to 124 are an integral part of these consolidated financial statements.
These consolidated financial statements were approved by the JLR plc Board and authorised for issue on 2 July 2020.

They were signed on its behalf by:

PROF SIR RALF D SPETH KBE FRENG FRS
CHIEF EXECUTIVE OFFICER
COMPANY REGISTERED NUMBER: 06477691

49
JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(£ millions)	Ordinary shares	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non-controlling interests	Total equity
Balance at 1 April 2019	**1,501**	**167**	**4,305**	**5,973**	**6**	**5,979**
Adjustment on initial application of IFRS 16 (net of tax)	-	-	(23)	(23)	-	(23)
Adjusted balance at 1 April 2019	**1,501**	**167**	**4,282**	**5,950**	**6**	**5,956**
(Loss)/profit for the year	-	-	(471)	(471)	2	(469)
Other comprehensive income for the year	-	-	1,096	1,096	-	1,096
Total comprehensive income	**-**	**-**	**625**	**625**	**2**	**627**
Amounts removed from hedge reserve and recognised in inventory	-	-	(33)	(33)	-	(33)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	-	6	6	-	6
Balance at 31 March 2020	**1,501**	**167**	**4,880**	**6,548**	**8**	**6,556**
Balance at 1 April 2018	**1,501**	**167**	**8,308**	**9,976**	**8**	**9,984**
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax)	-	-	(32)	(32)	-	(32)
Adjusted balance at 1 April 2018	**1,501**	**167**	**8,276**	**9,944**	**8**	**9,952**
(Loss)/profit for the year	-	-	(3,325)	(3,325)	4	(3,321)
Other comprehensive expense for the year	-	-	(322)	(322)	-	(322)
Total comprehensive (expense)/ income	**-**	**-**	**(3,647)**	**(3,647)**	**4**	**(3,643)**
Amounts removed from hedge reserve and recognised in inventory	-	-	(122)	(122)	-	(122)
Income tax related to amounts removed from hedge reserve and recognised in inventory	-	-	23	23	-	23
Dividend	-	-	(225)	(225)	-	(225)
Distribution to non-controlling interest	-	-	-	-	(6)	(6)
Balance at 31 March 2019	**1,501**	**167**	**4,305**	**5,973**	**6**	**5,979**
Balance at 1 April 2017	**1,501**	**167**	**4,913**	**6,581**	**-**	**6,581**
Profit for the year	-	-	1,112	1,112	2	1,114
Other comprehensive income for the year	-	-	2,433	2,433	-	2,433
Total comprehensive income	**-**	**-**	**3,545**	**3,545**	**2**	**3,547**
Dividend	-	-	(150)	(150)	-	(150)
Acquisition of non-controlling interest	-	-	-	-	11	11
Distribution to non-controlling interest	-	-	-	-	(5)	(5)
Balance at 31 March 2018	**1,501**	**167**	**8,308**	**9,976**	**8**	**9,984**

The notes on pages 53 to 124 are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March (£ millions)	Note	2020	2019	2018
Cash flows from operating activities				
Cash generated from operations	38	2,399	2,458	3,064
Dividends received	15	67	22	206
Income tax paid		(152)	(227)	(312)
Net cash generated from operating activities		**2,314**	**2,253**	**2,958**
Cash flows used in investing activities				
Investment in equity accounted investments		(67)	-	-
Purchases of other investments		(11)	(14)	(25)
Investment in other restricted deposits		(35)	(35)	(26)
Redemption of other restricted deposits		31	36	16
Movements in other restricted deposits		(4)	1	(10)
Investment in short-term deposits and other investments		(4,010)	(2,437)	(5,493)
Redemption of short-term deposits and other investments		3,659	3,511	6,016
Movements in short-term deposits and other investments		(351)	1,074	523
Purchases of property, plant and equipment		(1,281)	(1,590)	(2,135)
Proceeds from sale of property, plant and equipment		1	2	-
Cash paid for intangible assets		(1,511)	(1,785)	(1,614)
Finance income received		50	34	33
Acquisition of subsidiaries (net of cash acquired)		(3)	-	6
Net cash used in investing activities		**(3,177)**	**(2,278)**	**(3,222)**
Cash flows used in financing activities				
Finance expenses and fees paid		(262)	(210)	(158)
Proceeds from issuance of short-term borrowings		2	649	543
Repayment of short-term borrowings		(115)	(703)	(546)
Proceeds from issuance of long-term borrowings		1,600	1,214	373
Repayment of long-term borrowings		(824)	(547)	-
Payments of lease obligations		(72)	(2)	(4)
Distributions to non-controlling interests		-	(3)	(5)
Dividends paid	31	-	(225)	(150)
Net cash used in financing activities		**329**	**173**	**53**
Net (decrease)/increase in cash and cash equivalents		**(534)**	**148**	**(211)**
Cash and cash equivalents at beginning of year	21	2,747	2,626	2,878
Effect of foreign exchange on cash and cash equivalents		58	(27)	(41)
Cash and cash equivalents at end of year	**21**	**2,271**	**2,747**	**2,626**

The notes on pages 53 to 124 are an integral part of these consolidated financial statements.

51

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

NOTES (FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS)

1 Background and operations

Jaguar Land Rover Automotive plc ("the Company") and its subsidiaries are collectively referred to as "the Group" or "JLR". The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Abbey Road, Whitley, Coventry CV3 4LF, England, United Kingdom.

The Company is a subsidiary of Tata Motors Limited, India and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four-wheel-drive off-road vehicles.

These consolidated financial statements have been prepared in Pound Sterling (GBP) and rounded to the nearest million GBP (£ million) unless otherwise stated. Results for the year ended and as at 31 March 2018 have been disclosed solely for the information of the users.

2 Accounting policies

Statement of compliance

These consolidated and parent company financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretation Committee (IFRS IC) interpretations as adopted by the European Union (EU) and the requirements of the United Kingdom Companies Act 2006 applicable to companies reporting under IFRS.

The Company has taken advantage of section 408 of the Companies Act 2006 and, therefore, the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies adopted are set out below. The balance sheet and accompanying notes as at 31 March 2018 have been disclosed solely for the information of the users.

Going concern

The financial statements have been prepared on a going concern basis. The directors have adopted this basis following a rigorous assessment of the financial position and forecasts of the Group though to 30 September 2021. In particular, careful consideration has been given to the impact of COVID-19, in recognition of the impact it has had on the global economy and automotive industry. The impact has been significant, requiring temporary plant and retailer shutdowns, thereby impacting production and sales, and creating substantial uncertainty over the timeframe for economies and the automotive industry to recover.

Liquidity and funding

The Group ended Fiscal 2019/20 with substantial liquidity of £5.6 billion, including £3.7 billion of cash and other highly liquid investments and a £1.9 billion undrawn revolving credit facility. Net debt was £2.2 billion after £5.9 billion of gross debt and net assets stood at £6.6 billion.

The £5.9 billion of gross debt consists mainly of long-dated bonds (£3.8 billion with various maturities out to 2027, a $1 billion syndicated bank loan (£812 million) with final maturity in 2025, a £625 million amortising UKEF facility with final maturity in 2024 (amortized to £573 million), a £100 million short term secured fleet buy back working capital facility and £540 million of leases. The only contractual debt maturities over the review period are a £300 million bond maturity in January 2021 and the amortisation of £188 million of the UKEF facility as well as the Black Horse fleet buy back facility maturing in Q3 FY21. The undrawn revolving credit facility matures in July 2022. The debt and revolving credit facility have no financial covenant requirements, with the exception of the UKEF facility, which has a £1 billion global liquidity requirement, measured at Quarter ends. This is not projected to be breached in any of the downside scenarios assessed and summarised later in this disclosure. See note 25, Interest Bearing Loans and Borrowings, for additional detail.

Subsequent to the year end, Jaguar Land Rover increased an existing short-term working capital facility from £100 million to £163 million and a wholly-owned Chinese subsidiary completed a £170m equivalent 1-year loan with a Chinese bank. The £170 million equivalent loan was then repaid in June and replaced with a new 3-year £567 million equivalent facility with a syndicate of 5 Chinese banks. The £567 million equivalent syndicated loan is subject to an annual review customary in the Chinese banking market and a profitability covenant and leverage covenant applicable only to Jaguar Land Rover's Chinese subsidiary, which are not expected to be breached in any of the scenarios tested. See note 42, Subsequent Events, for additional detail.

The Group has a strong track record of raising funding in the bond and bank markets and continues to expect it will have opportunities to issue new funding in the future as evidenced by the completion of €1 billion of bonds in November and December 2019 and the Chinese £567 million syndicated loan in June 2020. In addition, Jaguar Land Rover has had discussions to access part of the £330 billion of guarantees announced by the UK government to assist companies with COVID-19 but nothing has been agreed so the going concern analysis does not assume anything for this.

Although Jaguar Land Rover is ultimately owned by Tata Motors Limited, Jaguar Land Rover operates its own Treasury function with its own funding and banking arrangements.

Tata Motors Limited is listed on the New York Stock Exchange and stock exchanges in Mumbai (Bombay Stock Exchange and National Stock Exchange) but is over 42% owned by Tata Sons and other entities in the Tata Group. The Group is not dependent on Tata Motors or other affiliates of Tata Sons for funding and only has insignificant trading balances with these companies. Jaguar Land Rover dividend policy is to pay out 25% of after-tax earnings subject to various considerations. In performing their going concern assessment, the directors have assumed that there are no significant changes in funding arrangements with respect to Tata Motors or affiliates of Tata Sons Ltd (other than Jaguar Land Rover Automotive plc and its subsidiaries) and no dividends are paid by Jaguar Land Rover Automotive plc to shareholders over the assessment period.

JLR generally requires payment from retailers on or shortly after delivery of the vehicle. Most retailers use wholesale financing arrangements in place to pay for vehicles. These facilities do not involve recourse to the Group in general and are not accounted as JLR debt. The directors expect these facilities to continue over the going concern review period in all scenarios. In the event any of these facilities were not to continue and retailers were unable to settle invoices immediately, working capital would be negatively impacted, possibly significantly, but this risk is considered remote. In addition, the Group has in place a $700 million debt factoring facility for selected retailers and distributors without such wholesale financing arrangements in place (£392 million utilised at the end of Fiscal 2019/20). The facility matures in March 2021 and the directors expect this to be renewed at that time. In the event any of these facilities were not to continue, working capital would be negatively impacted, possibly significantly, but this risk is considered remote.

Update on trading performance since year end

The COVID-19 pandemic and resulting lockdowns resulted in a sharp drop in sales, first in China in late January, and then other regions in late March, with a peak sales decrease in April. Jaguar Land Rover responded quickly to the COVID-19 pandemic with temporary plant shutdowns and rigorous cost and investment controls to conserve cash as much as possible. The China joint venture production plant was shut down in late January and reopened in late February. All plants outside of China were shutdown from late March with most plants restarting from mid-May and production is expected to gradually increase as sales recover.

As a result of the impact of COVID-19 on sales and production, the Group had negative free cash in April and May of about £1.5 billion. This includes a £1.2 billion unwind of working capital resulting from the plant shutdowns. The working capital unwind primarily reflects the runoff of payments to suppliers for vehicles built before the plant shutdowns, offset partially by the sale of vehicles in inventory. Cash at the end of May was about £2.4 billion, including about £278 million in international subsidiaries and the revolving credit facility of £1.9 billion remained available and undrawn. A free cash outflow of less than £2 billion is now expected in Q1 of Fiscal 2020/21.

The Group is planning for a gradual recovery in the business as lockdowns are relaxed and economies recover. The pick-up in China has been encouraging with all retailers now open and retail sales of 6,828 vehicles in April 2020 (down 3.1% compared to April 2019) and 8,068 in May 2020 (up 4.2% compared to May 2019). The sales of Range Rover and Range Rover Sport have been particularly encouraging.

Other regions have seen peak lockdowns in April with total worldwide retail sales of 14,709 vehicles in April (down 62.5% year-on-year), improving somewhat in May to 20,024 units (down 43.3%). Sales are expected to gradually recover in other regions following the reopening of retailers. Most recently, over 97% of retailers worldwide are open or partially open.

The Group plans to resume production gradually to meet demand as it recovers. The Solihull and Halewood assembly plants and engine plant in the UK, the Slovakia plant and contract manufacturing line in Graz (Austria) restarted from mid-May. The Castle Bromwich plant will reopen in due course while the joint venture plant in China has been re-open since late February.

Given the present uncertainties, Jaguar Land Rover will continue to manage costs and investment spending rigorously to protect liquidity. The Group has announced the Project Charge (now Charge+) transformation programme achieved a further £600 million of cash improvements in the Q4 of Fiscal 2019/20, increasing lifetime savings under the programme to £3.5 billion since launch in the Q2 of Fiscal 2018/19, including investment saving of £1.9 billion measured relative to original planning targets. (All savings attributed to Project Charge+ are unaudited pro forma analytical estimates.)

The Group has announced a Charge+ saving target for Fiscal 2020/21 of £1.5 billion across investment spending, inventory, and selling and administrative as well as material and warranty costs.

The Group has also implemented enhanced cost and investment reduction processes and controls complementing Project Charge+ in response to COVID-19. This includes reductions

53

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

in non-product spending and lower margin and non-critical investment spending and numerous other cost control measures.

As discussed, the outlook beyond Q1 this year remains uncertain. However, Jaguar Land Rover presently expects a gradual recovery of sales consistent with external industry estimates and improving cash flow boosted by the recovery of working capital as a result of the resumption of production, lower investment and other Project Charge+ cost reductions.

Going concern forecast scenarios

For the purposes of assessing going concern over the period from the date of signing of the accounts to 30 September 2021, the directors have considered 3 scenarios: 1) base case, 2) severe and 3) extreme severe. These scenarios are summarised below. Additional assumption details are provided in note 41 of the accounts.

As indicated, Jaguar Land Rover had about £2.4 billion of cash and short-term liquid investments at the end of May 2020. This includes the £63 million increase in short term working capital facility and £170 million equivalent 1-year loan with a Chinese Bank which were complete after March 2020 and excludes the £567 million equivalent 3-year loan facility completed in June 2020 which replaced the 1 year China loan. As a result, total debt at the date of signing was about £6.5 billion.

Scenario 1: base case

The base case scenario assumes:

- A global industry volume forecast of about 71 million units for calendar year 2020 and 81 million units for 2021 based on external forecasts, representing decreases of about 21% and 10% respectively compared to 2019 industry volumes of about 90 million units.

- A decrease in JLR wholesale volumes somewhat greater for Fiscal 2020/21 and somewhat less for FY22 compared to the industry assumptions referenced.

- Investment, inventory and cost improvements are broadly consistent with the £1.5 billion Project Charge target described above in Fiscal 2020/21. There is not yet a Charge target for Fiscal 2021/22 and so not all of the saving in Fiscal 2020/21 are assumed to continue at the same level in Fiscal 2021/22 for the purposes of this going concern analysis.

Total liquidity including the revolving credit facility is forecast to remain more than adequate with significant headroom in this scenario.

Scenario 2: severe scenario

The severe scenario assumes:

- Global industry volumes of about 55 million units for calendar year 2020 and about 65 million units for calendar year 2021, representing decreases of about 39% and 28% respectively compared to calendar year 2019. This represents a more L shaped recovery from COVID-19, based on selected external industry downside forecasts.

- Compared to Fiscal 2019/20, a decline in JLR wholesale volumes for Fiscal 2020/21 and Fiscal 2021/22 broadly similar to the assumed industry decline referenced, with adjustment for the effect of moving from a calendar year to the Group's 31st March year-end.

Investment, inventory and cost improvements broadly consistent with Project Charge targets indicated above but increased by about 15% in FY21 and about 5% in FY22 to partially mitigate the lower volumes in this scenario.

Total liquidity including the revolving credit facility was forecast to remain adequate in this scenario but with lower headroom than in the base case.

Scenario 3: extreme severe scenario

An extreme severe scenario was assessed which is the same as Scenario 2 but with the following further sensitivities applied:

- A further volume reduction of about 5% in Fiscal 2020/21 resulting in JLR wholesale volumes down about 35% in Fiscal 2020/21 and about 27% in H1 Fiscal 2021/22, compared to Fiscal 2019/20.

- Partial non-achievement of Fiscal 2020/21 Charge+ targets with respect to inventory and overhead cost savings as well as material, warranty and other costs.

- Modest incremental supply chain cash impacts results from COVID-19.

- A hard Brexit resulting in 10% WTO tariffs on UK vehicle exports to EU countries and increased logistics and other associated costs from 1 January 2021 offset partially by the impact of a weaker pound expected in such a scenario.

- A number of smaller other sensitivities.

In this more severe scenario, the directors have identified a number of "tough choice" mitigating actions within their control that would be implemented to maintain sufficient liquidity in the business to remain a going concern. These actions include:

- Further significant reductions in investment spending;

- Reductions in fixed marketing and other selling and marketing related costs;

- Certain other discretionary costs.

In this more severe scenario, and taking into account these controllable mitigating actions, total liquidity including the revolving credit facility was forecast to remain adequate (without breaching the UKEF quarter–end liquidity covenant) but with more limited headroom.

Going concern conclusions

As described above, the directors have considered going concern in 3 scenarios: 1) base case, 2) severe and 3) extreme severe.

In each of these scenarios, sufficient liquidity is forecast for the Group to operate and discharge its liabilities as they fall due, taking into account only cash generated from operations, controllable mitigating actions and the funding facilities existing on the date of authorisation of these financial statements, including the presently undrawn revolving credit facility. In practice, the directors also expect the Group will be able to raise additional funding facilities over the assessment period to increase available liquidity, considering the strong track record of raising funding in the bond and bank markets.

The directors do not consider more extreme scenarios than the ones assessed to be plausible.

As described above, the directors, after reviewing the Group's operating budgets, investment plans and financing arrangements, consider that the Group has sufficient funding available at the date of approval of these financial statements. Accordingly, the Directors are satisfied that it is appropriate to adopt the going concern basis in preparing the Annual Report and Accounts.

Basis of consolidation

Subsidiaries

The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable return from its involvement with the investee and has the ability to use its power to affect its returns. In assessing control, potential voting rights that currently are exercisable are taken into account, as well as other contractual arrangements that may influence control. All subsidiaries of the Group given in note 42 to the parent company financial statements are included in the consolidated financial statements. Intercompany transactions and balances including unrealised profits are eliminated in full on consolidation.

Joint ventures and associates (equity accounted investments)

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the Group's returns. Associates are those entities in which the Group has significant influence but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of the investee.

Joint ventures and associates are accounted for using the equity method and are recognised initially at cost. The Group's investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group's share of the income and expenses, other comprehensive income and equity movements of equity accounted investments, from the date that joint control or significant influence commences until the date that joint control or significant influence ceases. When the Group's share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

When the Group transacts with a joint venture or associate of the Group, profits and losses are eliminated to the extent of the Group's interest in its joint venture or associate.

Dividends received are recognised when the right to receive payment is established.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those that are significant to the Group are discussed separately below.

Notes 17 and 18 provide further details of the exceptional impairment charge recognised in the year ended 31 March 2019, including disclosing additional sensitivities performed.

Impact of COVID-19

The Group has exercised its judgment in evaluating the impact of COVID-19 on the financial statements in response to the rapidly developing environment during the pandemic. A number of areas have been identified as being relevant for consideration, and are discussed below as part of the Group's assessment of accounting estimates and judgments, and where required, referenced further within the specific note:

- Revenue recognition; see note 2

- Taxation, see note 14;

55

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

- Impairment of tangible and intangible fixed assets, see notes 17 and 18;
- Variable marketing expense, see note 2;
- Inventory valuation, see note 23;
- Residual value risk, see note 27;
- Product warranty, see note 27;
- Employee benefits, see note 32;
- Recoverability of receivables, see note 35;
- Hedging, see note 35;
- Capitalisation of product engineering costs, see note 2;

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Revenue recognition: Vehicle revenue, as the primary source of income for the Group, is recognised when control of the vehicle passes to the customer, which the Group has assessed is when the vehicle is either despatched or held on behalf of the customer but depends on the underlying terms of the customer contract. Control of an asset refers to having the ability to direct the use of the asset and obtain substantially all of the remaining economic benefit.

The transfer of control depends on the consideration of a number of facts and circumstances surrounding the relevant transaction, such as the transfer of risks and rewards of ownership, transfer of legal title, transfer of physical possession, customer acceptance and whether or not an entity has a present right to payment. The Group determines the transfer of control with reference to those factors, thus ultimately driving revenue recognition.

In some instances, the Group recognises revenue on a bill-and-hold basis where control of the vehicle has been transferred to the customer but physical possession is retained by the Group (for example, within a vehicle holding compound) until a future point in time. Revenue is recognised Ion the meeting of bill-and-hold criteria, which are considered to be met as the reason for the bill-and-hold is substantive (as the customer requests JLR to retain possession, usually due to a lack of available space at their own premises), the vehicles are identifiable as separately belonging to the customer (on the basis that each vehicle has a unique Vehicle Identification Number), the vehicle must be ready for physical transfer to the customer (which it is, given that it is fully built and safety-checked off the manufacturing line) and the Group does not have the ability to use the vehicle or direct it elsewhere.

The Group assessed the impact of COVID-19 and the associated regional and national lockdowns across the world in ensuring its revenue recognition judgments continued to be applied appropriately, given logistics challenges across many markets that the Group operates in.

Assessment of cash-generating units: The Group has determined that there is one cash-generating unit. This is on the basis that there are no smaller groups of assets that can be identified with certainty that generate specific cash inflows that are independent of the inflows generated by other assets or groups of assets. Refer to note 18.

Alternative performance measures (APMs): Management exercises judgement in determining the adjustments to apply to IFRS measurements in order to derive APMs that provide additional useful information on the underlying trends. Refer to note 3.

Capitalisation of product engineering costs: The Group undertakes significant levels of research and development activity, and for each vehicle programme a periodic review is undertaken. The Group applies judgement in determining at what point in a vehicle programme's life cycle the recognition criteria under IAS 38 are satisfied and estimates the proportion of central overhead allocated. If a later point had been used then this would have had the impact of reducing the amounts capitalised as product engineering costs. If central overheads had not been allocated it would have reduced the amount capitalised by £117 million.

The Group reviewed its methodology in line with the applicable accounting standards to ensure it continues to meet the criteria for capitalising such costs in an environment impacted by COVID-19 to assess that the incremental benefits expected continue to exceed the associated costs.

Deferred tax asset recognition: The extent to which deferred tax assets can be recognised is based on an assessment of the probability that future taxable income will be available against which the deductible temporary differences and tax loss carry-forwards can be utilised. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Estimates and assumptions

The areas where assumptions and estimates are significant to the financial statements are as described below. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Significant estimates are those that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year. Other estimates are those that may affect carrying amounts in the longer term.

Significant estimates

Impairment of intangible and tangible fixed assets: The Group has intangible assets with indefinite lives and therefore tests annually whether intangible and tangible fixed assets have suffered any impairment. The recoverable amount of the cash-generating unit is based on the higher of value in use and the fair value less cost of disposal. Value in use is calculated from cash flow projections generally over five years using data from the Group's latest internal forecasts and extrapolated beyond five years using estimated long-term growth rates. Key assumptions and sensitivities for impairment are disclosed in note 18.

Retirement benefit obligation: The present value of the post-employment benefit obligations depends on a number of factors, it is determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact upon the carrying amount of post-employment benefit obligations. Key assumptions and sensitivities for post-employment benefit obligations are disclosed in note 32.

Other estimates

Product warranties: The Group provides product warranties on all new vehicle sales. Provisions are generally recognised when vehicles are sold or when new warranty programmes are initiated. Based on historical warranty claim experience, assumptions have to be made on the type and extent of future warranty claims and customer goodwill (representing the Group's constructive obligation to its customers when managing those warranty claims), as well as on possible recall campaigns. These assessments are based on experience of the frequency and extent of vehicle faults and defects in the past. In addition, the estimates also include assumptions on the amounts of potential repair costs per vehicle and the effects of possible time or mileage limits. The provisions are regularly adjusted to reflect new information. Refer to note 27.

The Group also has back-to-back contractual arrangements with its suppliers in the event that a vehicle fault is proven to be a supplier's fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries by supplier, adjusted for inflation and applied to the population of vehicles under warranty at the balance sheet date. Supplier reimbursement claims are presented as separate assets in note 16.

The Group notes that changes in the automotive environment regarding the increasing impact of battery electric vehicles presents its own significant challenges, particularly due to the lack of historical data available at this time to help inform estimates for future warranty claims, as well as any associated recoveries from suppliers due to such claims. The related provisions are therefore made with the Group's best estimate at this time to settle such obligations in the future but will be required to be continually refined as sufficient, real-world data becomes available. Supplier recoveries are recognised only when the Group considers there to be virtual certainty over the reimbursement, which also requires historical evidence to support.

Investment in equity accounted investees: At each balance sheet date or when there are indicators of impairment, the Group assesses whether there is any objective evidence that the carrying value of equity accounted investments may be impaired. Given the economic impact of COVID-19 the Group assessed the carry value of its equity accounted investment.

The recoverable amount is dependent on a wide range of assumptions, including sales volume forecasts, operating margin, capital expenditure and discount rate. Cash flows were prepared based on best available information available to the Group, including historical trends, cycle plans and performance targets. Additionally, given the timing of the COVID-19 lockdown in China, post-lockdown trading information was also used. The Group applied conservative assumptions reducing uncertainty associated with future management actions and initiatives.

Based on the above assessment there was enough evidence to indicate that there was no impairment, however it was noted that any change in key assumptions could result in an erosion of the headroom and trigger an impairment.

The carrying values of equity accounted investments are disclosed in note 15.

Variable marketing expense: The Group offers sales incentives in the form of variable marketing expense to customers, which vary depending on the timing and customer of any subsequent sale of the vehicle. This sales incentive is accounted for as a revenue reduction and is constrained to a level that is highly probable not to reverse the amount of revenue recognised when any associated uncertainty is subsequently resolved. The Group estimates the expected sales incentive by market and considers uncertainties including competitor pricing, ageing of retailer stock and local market conditions. The constraint on variable consideration is estimated with reference to historical accuracy.

57

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

JAGUAR LAND ROVER

FINANCIAL STATEMENTS

the current position of market conditions and a future-looking assessment considering relevant geopolitical factors, including the impact of the global stock positions for both the Group and its third party retailer network reflecting the pipeline of vehicle inventory for sale to end customers.

Uncertain tax provisions: Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management's expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case-by-case basis using in-house experts, professional firms and previous experience. Where no provision is required the exposure is disclosed as a contingent liability in note 33 unless the likelihood of an outflow of economic benefits is remote.

No additional current tax risks were identified as a result of COVID-19, with the Group's compliance activity continuing to be operated in accordance with the applicable legislation.

Revenue recognition

Revenue comprises the consideration earned by the Group in respect of the output of its ordinary activities. It is measured based on the consideration specified in the contract with the customer and excludes amounts collected on behalf of third parties, and net of settlement discounts, bonuses, rebates and sales incentives. The Group considers its primary customers from the sale of vehicles, parts and accessories (its primary revenue-generating streams) are generally retailers, fleet and corporate customers, and other third-party distributors. The Group recognises revenue when it transfers control of a good or service to a customer, thus evidencing the satisfaction of the associated performance obligation under that contract.

As described in note 37, the Group operates with a single automotive reporting segment, principally generating revenue from the sales of vehicles, parts and accessories.

The sale of vehicles also can include additional services provided to the customer at the point of sale, for which the individual vehicle and services are accounted for as separate performance obligations, as they are considered separately identifiable. The contract transaction price is allocated among the identified performance obligations based on their stand-alone selling prices. Where the stand-alone selling price is not readily available and observable, it is estimated using an appropriate alternative approach.

Significant revenue areas	Nature, timing of satisfaction of performance obligations, and significant payment terms
Vehicles, parts, and accessories (and other goods)	The Group recognises revenue on the sale of vehicles, parts and accessories at the point of "wholesale", which is determined by the underlying terms and conditions of the contract with the customer as to when control transfers to them. The overall principle of control under IFRS 15 considers which party has the ability to direct the use of an asset and to obtain substantially all of the remaining economic benefits. Determining the transfer of control with regards to the sale of goods is driven by a consideration of a number of factors, including: • The point at which the risks and rewards of ownership pass to the customer; • The point at which the customer takes physical possession of the good or product; • The point at which the customer accepts the good or product; • The point at which the Group has a present right to payment for the sale of the good or product; and • The point at which legal title to the good or product transfers to the customer. In the vast majority of cases, the sale of the relevant good is recognised at the point of dispatch (at release to the carrier responsible for transportation to the customer) or the point of delivery to the customer, which coincides with the invoicing point. In some instances, revenue may be recognised on a bill-and-hold basis where vehicles, for example, are sold to the customer but are retained in the Group's possession at a vehicle holding compound on behalf of the customer ahead of being physically transferred to them at a future time. Such arrangements meet the criteria for bill-and-hold arrangements under IFRS 15 to ensure that the customer has obtained the ultimate control of the product when revenue is recognised. The reason for the bill-and-hold is substantive (as the customer requests JLR to retain possession, usually due to a lack of available space at their own premises), the vehicles are identifiable as separately belonging to the customer (on the basis that each vehicle has a unique Vehicle Identification Number), the vehicle must be ready for physical transfer to the customer (which it is, given that it is fully built and safety-checked off the manufacturing line) and the Group does not have the ability to use the vehicle or direct it elsewhere. The Group operates with financing partners across the world that provide wholesale financing arrangements to the retail network for vehicle sales, which enables cash settlement to occur immediately (usually within two working days) for purchases from the Group. For the sale of parts and accessories, the Group typically receives payment in line with the invoice payment terms stipulated and agreed with its customers, which are usually 30 days.
Sales incentives	In accordance with IFRS 15, the costs associated with providing sales support and incentives (variable marketing expense) are considered to be variable components of consideration, thus reducing the amount of revenue recognised by the Group. Under IFRS 15, the Group ensures that variable consideration is recognised to the extent of the amount to which it ultimately expects to be entitled. To meet this principle, the Group constrains its estimate of variable consideration to include amounts only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with such variability is subsequently resolved. The Group considers that the variable consideration received for contracts with multiple performance obligations is allocated to all such obligations only when applicable. In the vast majority of instances, the Group considers that variable components of consideration are allocated only to the relevant and applicable performance obligations. For example, with the sale of a vehicle, the cost of the incentive provided is allocated entirely to the vehicle as its purpose is to incentivise the sale of the vehicle.
Scheduled maintenance contracts	Scheduled maintenance contracts sold with a vehicle provide the end customer with the benefit of bringing their vehicle to a dealership for the routine maintenance required to maintain compliance for warranty purposes. These are considered a separate performance obligation of the Group. The Group typically receives payment relating to the scheduled maintenance contract at the same time as the proceeds from the vehicle sale, at which point the amount is recognised as a contract liability based on the stand-alone selling price, which is measured using a cost-plus approach. The Group recognises revenue for scheduled maintenance contracts based on the expected performance of the services over the period from the point of a vehicle being retailed to an end customer and aligning to the expected costs to fulfil those services.

59

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

Significant revenue areas	Nature, timing of satisfaction of performance obligations, and significant payment terms
Telematics	Telematics features provide a service to the customer typically aligned to the warranty period of the vehicle, allowing for the ability to connect the vehicle with, and interact via, an end customer's mobile phone. These are considered a separate performance obligation of the Group. The Group typically receives payment relating to telematics features up-front at the same time as the proceeds from the vehicle sale, at which point the amount is recognised as a contract liability based on the stand-alone selling price, which for optional features is measured at the applicable purchase price and for standard-fit features is measured using a cost-plus basis. The Group recognises revenue on a straight-line basis over the term of the service from the point of the vehicle being retailed to an end customer in line with the expected costs to fulfil those services.
Warranty considerations as a service	Vehicles and parts sold by the Group include a standard warranty to guarantee the vehicle complies with agreed-upon specifications for a defined period of time. Where the warranty offering to the end customer exceeds the standard market expectation for similar products, or is considered to provide a service to the end customer in excess of simply providing assurance that the agreed-upon specification is met, the Group consider the additional warranty to constitute a service to the end customer and therefore a separate performance obligation. Revenue is only recognised in the period to which the warranty service relates, up to which point it is recognised as a contract liability.
Repurchase arrangements	Some contracts with customers include an option or obligation for the Group to repurchase the product sold (including repurchasing a product originally sold as part of an amended product). Such instances are common in the Group's arrangements with third-party fleet customers or in contract manufacturing arrangements that the Group is party to, for example. The Group does not recognise revenue on the original sale, as in such cases it is considered to retain ultimate control of that product. The related inventory therefore continues to be recognised on the Group's consolidated balance sheet and the consideration received from the customer is treated as a liability. Nuances in the accounting treatment occur depending on whether the contractual repurchase price is less than, more than or equal to the original sale price, and this ultimately results in the arrangement being treated as a lease or a financing arrangement. If considered to be a lease arrangement, where the repurchase price is lower than the original sale price, the difference between the proceeds received and the repurchase amount is recognised as income over the contractual term on a straight-line basis. Revenue recognised under such arrangements is outside of the scope of IFRS 15 and instead is recognised in line with IFRS 16 Leases. Revenue is recognised only when the relevant good or product is sold by the Group with no repurchase obligation or option attached.
Returns obligations, refunds and similar obligations	Vehicle sales do not typically include allowances for returns or refunds, although in some markets there is legislative requirement for Jaguar Land Rover as an automotive manufacturer to repurchase or reacquire a vehicle if quality issues arise that have been remedied a number of times and where the owner no longer wishes to own the vehicle as a result. With regards to the sale of other goods, where rights of return may be prevalent, the Group estimates the level of returns based on the historical data for specific products, adjusted as necessary to estimate returns for new products. In line with the requirements of IFRS 15, a sale is not recognised for expected returns, and instead the Group recognises a refund liability and asset where required.
Non-cash consideration	In some instances, the Group engages in transactions that involve non-cash consideration, where a customer provides consideration in a form other than cash. This is most often demonstrated in marketing and sponsorship arrangements that the Group enters into, with an exchange of goods and/or services with its customers. Such non-cash consideration is measured at its fair value, which is determined by assessing the selling price value of the goods or services received as consideration. If this cannot be reasonably estimated, then the Group measures such consideration indirectly with reference to the standalone selling price of the goods or services promised to the customer.

Cost recognition

Costs and expenses are recognised when incurred and are classified according to their nature.
Expenditures are capitalised, where appropriate, in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group.

Material and other cost of sales as reported in the consolidated income statement is presented net of the impact of realised foreign exchange relating to derivatives hedging cost exposures.

Government Grants and Incentives

Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received.

Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or, immediately, if the costs have already been incurred.

Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period in which the grant is received.

Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives.

Foreign currency

The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP.
Except where noted below, the directors of the Company have determined that the functional currency of the UK and non- UK selling operations is GBP, being the primary economic environment that influences these operations. This is on the basis that the directors assess control as being in the UK and that GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income. The functional currency of Chery Jaguar Land Rover Automotive Company Ltd., the Group's principal joint venture, is Chinese Yuan (CNY). The functional currency of Jaguar Land Rover Slovakia s.r.o., Jaguar Land Rover Classic Deutschland GmbH and Jaguar Land Rover Ireland (Services) Limited is Euro, the functional currency of Jaguar Land Rover India is INR, the functional currency of Jaguar Land Rover Classic USA LLC is USD and the functional currency of Jaguar Land Rover Hungary KFT is HUF.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as "Foreign exchange (loss)/gain and fair value adjustments".

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations (non-GBP functional currency) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity) or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Exceptional items

Exceptional items are disclosed separately in the consolidated income statement and excluded from adjusted EBIT and adjusted EBITDA measures to enhance the reader's understanding of the performance of the Group by excluding items that would otherwise distort reporting of the Group's performance due to their size or nature.

The following are included in the Group's assessment of exceptional items:

61

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

- Restructuring costs of £29 million during the year ended 31 March 2020 relating to the Group restructuring programme that commenced during the year ended 31 March 2019;

- An impairment charge of £3,105 million for the year ended 31 March 2019 following an impairment exercise undertaken in accordance with IAS 36;

- Restructuring costs of £149 million relating to a Group-wide voluntary redundancy programme announced and carried out during the year ended 31 March 2019;

- Past service costs and past service credits arising from amendments to the Group's defined benefit pension plans; and

- The impact of the explosion at the port of Tianjin (China) in August 2015, including reassessments of the provision against the carrying value of inventory and recoveries of taxes, duties and insurance proceeds in subsequent years.

Further details of exceptional items are given in note 4.

Property, plant and equipment

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Land is not depreciated.

Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Class of property, plant and equipment	Estimated useful life (years)
Buildings	20 to 40
Plant, equipment and leased assets	3 to 30
Vehicles	3 to 10
Computers	3 to 6
Fixtures and fittings	3 to 20

The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Residual values are reassessed on an annual basis.

Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital advances. Depreciation is not recorded on heritage assets as the Group considers their residual value to approximate their cost.

Intangible Assets

Acquired intangible assets

Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost, which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis. For intangible assets with finite lives, amortisation is charged on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below:

Class of intangible asset	Estimated amortisation period (years)
Software	2 to 8
Patents and technological know-how	2 to 12
Customer related – retailer network	20
Intellectual property rights and other intangibles	3 to indefinite

The amortisation for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of retailer networks. Intellectual property rights and other intangibles mainly consist of brand names, which are considered to have indefinite lives due to the longevity of the brands.

Internally generated intangible assets

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product engineering costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets – when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Product engineering cost is amortised over the life of the related product, being a period of between two and ten years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any. Amortisation is not recorded on product engineering in progress until development is complete.

Impairment

Property, plant and equipment and intangible assets

At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier if there is an indication that the asset may be impaired.

The estimated recoverable amount is the higher of value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.

An annual review of the carrying value of heritage assets is performed as the assets are held at cost and not depreciated and any write-down in the carrying value is recognised immediately in the consolidated income statement.

Equity accounted investments: Joint ventures and associates

The requirements of IAS 28 Investments in Associates and Joint ventures are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group's investment in a joint venture or an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value.

Inventories

Inventories are valued at the lower of cost and net realisable value. Costs of raw materials and consumables are ascertained on a first-in, first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods, determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work-in-progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement.

63

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are held for product warranty, legal and product liabilities, residual risks, environmental liabilities, other employee benefit obligations and restructuring as detailed in note 27 to the consolidated financial statements.

Supplier reimbursements are recognised as separate assets within "Other financial assets". See note 16.

Long-Term Incentive Plan (" LTIP")

The Group operated a share-based payment LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash-settled arrangements, whereby a liability is recognised at fair value at the date of grant, using the Black-Scholes model. At each balance sheet date, until the liability is settled, the fair value of the liability is remeasured, with any corresponding changes in fair value recognised in the consolidated income statement.

Employee benefits

Pension schemes

The Group operates several defined benefit ('DB') pension plans; these include two large and one smaller defined benefit plan in the UK. The UK DB plans are administered by a separate trustee, the assets of the plans are generally held in separate funds selected and overseen by the trustee. These plans were contracted out of the state second pension (S2P) scheme until 5 April 2016. The plans provide benefits for members including a monthly pension after retirement based on salary and service as set out in the rules of each plan.

Contributions to the plans by the Group take into consideration the results of actuarial valuations.

The UK defined benefit plans were closed to new joiners in April 2010. The Group also operate a number of small benefit arrangements worldwide (the liabilities for these amount to around 0.5% of the Group total), these schemes are included in the disclosures below.

For defined benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial updates being carried out at the end of each reporting period.

Defined benefit costs are split into four categories:

- Current service cost, past service cost and gains and losses on curtailments and settlements;
- Net interest cost;
- Administrative expenses; and
- Remeasurements.

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.

Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability, adjusted for expected cashflows during the period. From FY20, at the point a past service cost is incurred re-measurement of the P&L cost is considered and will be re-calculated if there is a material change.

The Group presents these defined benefit costs within "Employee costs" in the consolidated income statement (see note 7).
Separate defined contribution plans are available to all other employees of the Group. Costs in respect of these plans are charged to the consolidated income statement as incurred.

Post-retirement Medicare scheme

Under these unfunded schemes, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an early separation scheme, on medical grounds or due to permanent disablement, may also be covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation where appropriate.

Actuarial gains and losses

Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise.

Measurement date

The measurement date of all retirement plans is 31 March.

Financial instruments

Recognition and derecognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings.

Financial assets are written off when there is no reasonable expectation of recovery. The Group reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.

Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired.

Initial measurement

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Classification and measurement – financial assets

Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management's intentions and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Group reclassifies financial assets when and only when its business model for managing those assets changes.

Financial assets are classified into three categories:

Financial assets at amortised cost are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows. Subsequently, these are measured at amortised cost using the effective interest method less impairment losses, if any. These include cash and cash equivalents, contract assets, finance receivables and other financial assets.

Financial assets at fair value through other comprehensive income are non-derivative financial assets with contractual cash flows that consist solely of payments of principal and interest and which are held with the intention of collecting those contractual cash flows as well as to sell the financial asset. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss. This category can also include financial assets that are equity instruments which have been irrevocably designated at initial recognition as fair value through other comprehensive income. For these assets, there is no expected credit loss recognised in profit or loss.

Financial assets at fair value through profit or loss are financial assets with contractual cash flows that do not consist solely of payments of principal and interest. This category includes derivatives, embedded derivatives separated from the host contract and investments in certain convertible loan notes. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in profit or loss, with the exception of derivative instruments designated in a hedging relationship, for which hedge accounting is applied.

Classification and measurement – financial liabilities

Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method.

Financial liabilities at fair value through profit or loss include derivatives and embedded derivatives separated from the host contract as well as financial liabilities held for trading. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal

65

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes.

Impairment
The Group recognises a loss allowance in profit or loss for expected credit losses on financial assets held at amortised cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information.

Lifetime expected credit losses are calculated for assets that were deemed credit impaired at initial recognition or have subsequently become credit impaired as well as those where credit risk has increased significantly since initial recognition.

The Group adopts the simplified approach permitted in IFRS 9 to apply lifetime expected credit losses to trade receivables and contract assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated.

Credit risk has increased significantly when the probability of default has increased significantly. Such increases are relative and assessment may include external ratings (where available) or other information such as past due payments. Historic data and forward-looking information are both considered. Objective evidence for a significant increase in credit risk may include where payment is overdue by 90 or more days as well as other information about significant financial difficulties of the borrower.

Equity instruments
An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Investments in equity instruments are measured at fair value; however, where a quoted market price in an active market is not available, equity instruments are measured at cost (investments in equity instruments that are not held for trading). The Group has not elected to account for these investments at fair value through other comprehensive income.

Determination of fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include the discounted cash flow method and other valuation models.

Hedge accounting
The Group uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IFRS 9.

The Group uses cross-currency interest rate swaps to convert some of its foreign currency denominated fixed-rate borrowings to GBP floating-rate borrowings. Hedge accounting is applied using both fair value and cash flow hedging relationships. The designated risks are foreign currency and interest rate risks.

Derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date.

At inception of the hedge relationship, the Group documents the economic relationship between the hedging instrument and the hedged item, including whether changes in the cash flows of the hedging instrument are expected to offset changes in the cash flows of the hedged item. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The Group designates only the intrinsic value of foreign exchange options in the hedging relationship. The Group designates amounts excluding foreign currency basis spread in the hedging relationship for both foreign exchange forward contracts and cross-currency interest rate swaps. Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in the cash flow hedge reserve within other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement.

Changes in both the time value of foreign exchange options and foreign currency basis spread of foreign exchange forwards and cross-currency interest rate swaps are recognised in other comprehensive income (net of tax) in the cost of hedging reserve to the extent that they relate to the hedged item (the "aligned" value).

Changes in the fair value of contracts that are designated in a fair value hedge are taken to the consolidated income statement. They offset the change in fair value, attributable to the hedged risks, of the borrowings designated as the hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss or as an adjustment to a non-financial item (e.g. inventory) when that item is recognised on the balance sheet. These deferred amounts are ultimately recognised in profit or loss as the hedged item affects profit or loss (for example through cost of goods sold).

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss in equity, including deferred costs of hedging, is immediately transferred and recognised in the consolidated income statement.

Accounting policies applied until 31 March 2018
The Group has applied IFRS 9 from 1 April 2018. The Group has noted that there is no material impact on the financial statements for the classification and measurement of financial instruments. As a result, the comparative information provided as at and for the year ended 31 March 2018 continues to be accounted for in accordance with the Group's previous accounting policy for classification and measurement of financial instruments.

Leases

At inception of a contract, the Group assesses whether a contract is, or contain a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether:

- The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substation right, then the asset is not identified;
- The Group has the right to substantially all of the economic benefits from the use of the asset throughout the period of use; and
- The Group has the right to direct the use of the asset. The Group has this right when it has the decision making rights that are most relevant to changing how and for what purposes the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:
  - The Group has the right to operate the asset; or
  - The Group designed the asset in a way that predetermines how and for what purposes it will be used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is allocated, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as a discount rate. The lease liability is measured at amortised cost using the effective interest method. It is re measured when there is a change in future lease payments. The Group has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Group associates the lease payments associated with these leases as an expense on a straight line basis over the lease term.

The comparative information for the years ending 31 March 2019 and 31 March 2018 is accounted for under Group's previous lease accounting policies in accordance with IAS 17 Leases. The related policies are set out below.

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the contractual terms and substance of the lease arrangement.

Assets taken on finance lease
A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

67

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

Assets taken on operating lease

Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group's consolidated balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in "Other expenses".

New accounting policy pronouncements

(a) Standards, revisions and amendments to standards and interpretations significant to the Jaguar Land Rover Group and applied for the first time in the fiscal year ending 31 March 2020

IFRS 16 Leases is effective for the year beginning 1 April 2019 for the Group. This standard replaces IAS 17 Leases, IFRIC 4 determining whether an arrangement contains a lease, SIC 15 Operating Leases – incentives and SIC 27 evaluating the Substance of the transactions involving the legal form of a lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised.

The Group has elected to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or another systematic basis.

The Group is applying the modified retrospective approach on transition under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity as at 1 April 2019. The details of the changes in accounting policies are disclosed below.

The Company has elected to use the following practical expedients at transition permitted by the Standard:

- On initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4;
- Regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the Income Statement on a straight line basis over the lease term;
- Short-term and low value leases will be exempt;
- The lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease;
- The discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term;
- The measurement of a right-of-use asset excludes the initial direct costs at the date of initial application.

The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. In addition, £27 million has been reclassified from property, plant and equipment to right-of-use assets in respect of assets previously held under finance leases. As at the date of initial application, there is a £23 million reduction in net assets (net of tax).

When measuring lease liability, the Group discounted lease payments using its incremental borrowing rate at 1 April 2019. The weighted-average rate applied is 7.9%.

	(£ millions)
Financial obligations for operating leases at 31 March 2019	626
Application exemption for short-term leases	(9)
Application exemption for leases of low-value assets	(14)
Future lease commitments - contracts signed on or before 31 March 2019	(28)
Extension and termination options reasonably certain to be exercised	288
Variable lease payments based on an index or a rate	-
Gross lease liabilities for former operating leases at 1 April 2019	**863**
Discounting impact	(364)
Lease liabilities for former operating leases at 1 April 2019	**499**
Present value of finance lease liabilities as 31 March 2019	31
Total lease liabilities at 1 April 2019	**530**

The opening right-of-use asset by class of underlying assets is disclosed in Note 36.

(b) Standards, revisions and amendments to standards and interpretations not significant to the Jaguar Land Rover Group and applied for the first time in the year ending 31 March 2020

The following amendments and interpretations have been adopted by the Group in the year ending 31 March 2020.

- IFRIC 23 Uncertainty over income tax treatments;
- Amendments to IFRS 9 Financial Instruments – Prepayment features with negative compensation;
- Amendments to IAS 19 Employee Benefits – Plan amendment, curtailment or settlement;
- Amendments to IAS 28 Investments in Associates and Joint Ventures – Long-term interests in associates and joint ventures; and
- Annual improvements to IFRS standards 2015-2017 cycle.

The adoption of these amendments and interpretations has not had a significant impact on the consolidated financial statements.

(c) Standards, revisions and amendments to standards and interpretations not yet effective and not yet adopted by the Group

The following pronouncements, issued by the IASB and endorsed by the EU, are not yet effective and have not yet been adopted by the Group. These amendments are effective for annual reporting periods beginning on or after 1 January 2020.

- Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Interest rate benchmark reform;
- Amendments to IFRS 3 Business Combinations – Definition of a business;
- Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of material; and
- Amendments to references to the conceptual framework in IFRS standards.

The Group is currently assessing the impact of these pronouncements on the consolidated financial statements.

(d) Standards, revisions and amendments to standards and interpretations not yet endorsed by the EU and not yet adopted by the Group

The following pronouncements, issued by the IASB, have not yet been endorsed by the EU, are not yet effective and have not yet been adopted by the Group.

- IFRS 17 Insurance Contracts;
- Amendments to IAS 1 Presentation of Financial Statements – Classification of liabilities as current or non-current;
- Amendments to IFRS 3 Business Combinations – Reference to the conceptual framework;
- Amendments to IAS 16 Property, Plant and Equipment – Proceeds before intended use;
- Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets – Onerous contracts - cost of fulfilling a contract;
- Amendments to IFRS 16 Leases – COVID-19-related rent concessions; and
- Annual improvements to IFRS standards 2018-2020 cycle.

The Group is currently assessing the impact of these pronouncements on the consolidated financial statements.

3 Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures ("APMs") that are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used within this Annual Report are defined below.

Alternative performance measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.
Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.
Loss/profit before tax and exceptional items	Loss/profit before tax excluding exceptional items.

69

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

Alternative performance measure	Definition
Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.
Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.
Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.
Working capital	Changes in assets and liabilities as presented in note 38. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.
Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.
Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.
Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by retailers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.
Wholesales	Wholesales represent vehicle sales made to retailers or other external customers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year on year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives held, unrealised foreign exchange can distort the financial performance of the Group from one period to another.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

During the year ended 31 March 2020, the definition of 'Free cash flow' was amended to exclude capital payments in relation to lease obligations. Following the adoption of IFRS 16, the Group considers that the amended APM better reflects the cash that is freely available for the Group by excluding committed debt payments. Free cash flow for the year ended 31 March 2019 prior to the change was £(1,267) million, and for the year ended 31 March 2018 was £(1,045) million.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Adjusted EBIT, adjusted EBITDA and Free cash flow have been impacted by the adoption of IFRS 16 in the year ended 31 March 2020. The corresponding measures for the years ended 31 March 2019 and 2018 are presented on an IAS 17 basis. The application of IFRS 16 has improved adjusted EBIT, adjusted EBITDA and Free cash flow compared to these measures prepared under IAS 17.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Adjusted EBIT and Adjusted EBITDA

Year ended 31 March (£ millions)	Note	2020	2019	2018
Adjusted EBITDA		**2,000**	**1,981**	**2,794**
Depreciation and amortisation		(1,910)	(2,164)	(2,075)
Share of (loss)/profit of equity accounted investments	15	(114)	3	252
Adjusted EBIT		**(24)**	**(180)**	**971**
Foreign exchange gain/(loss) on derivatives	13	15	(31)	74
Unrealised loss on commodities	13	(78)	(34)	(2)
Foreign exchange (loss)/gain and fair value adjustments on loans	13	(135)	(45)	69
Foreign exchange gain/(loss) on economic hedges of loans	13	29	(18)	11
Finance income	12	52	35	33
Finance expense (net)	12	(209)	(111)	(85)
Fair value (loss)/gain on equity investment	13	(43)	26	3
(Loss)/profit before tax and exceptional items		**(393)**	**(358)**	**1,074**
Exceptional items	4	(29)	(3,271)	438
(Loss)/profit before tax		**(422)**	**(3,629)**	**1,512**

Retail and wholesales

Units	2020	2019	2018
Retail sales	508,659	578,915	614,309
Wholesales	475,952	507,895	545,298

Free cash flow

Year ended 31 March (£ millions)	Note	2020	2019 restated*	2018 restated*
Net cash generated from operating activities		2,314	2,253	2,958
Net cash used in investing activities		(3,177)	(2,278)	(3,222)
Net cash used in operating and investing activities		**(863)**	**(25)**	**(264)**
Finance expenses and fees paid		(262)	(210)	(158)
Adjustments for:				
Movements in short-term deposits		351	(1,074)	(523)
Foreign exchange gain/(loss) on short-term deposits	38	14	71	(55)
Foreign exchange gain/(loss) on cash and cash equivalents		58	(27)	(41)
Free cash flow		**(702)**	**(1,265)**	**(1,041)**

*Comparative information has been restated for the change in definition explained on the previous page.

Total product and other investment

Year ended 31 March (£ millions)	Note	2020	2019	2018
Purchases of property, plant and equipment		1,281	1,590	2,135
Net cash outflow relating to intangible asset expenditure		1,511	1,785	1,614
Research and development expensed	11	421	421	406
Investment in equity accounted investees		67	-	-
Purchases of other investments		11	14	25
Acquisition of subsidiary		3	-	6
Total product and other investment		**3,294**	**3,810**	**4,186**

Total cash and cash equivalents, deposits and investments

As at (£ millions)	2020	2019	2018
Cash and cash equivalents	2,271	2,747	2,626
Short-term deposits and other investments	1,393	1,028	2,031
Total cash and cash equivalents, deposits and investments	**3,664**	**3,775**	**4,657**

71

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

Available liquidity

As at 31 March (£ millions)	Note	2020	2019	2018
Cash and cash equivalents		2,271	2,747	2,626
Short-term deposits and other investments		1,393	1,028	2,031
Committed undrawn credit facilities	25	1,935	1,935	1,935
Available liquidity		**5,599**	**5,710**	**6,592**

4 Exceptional items

The exceptional item recognised in the year ended 31 March 2020 comprises restructuring costs of £29 million relating to the Group restructuring programme that commenced during the year ended 31 March 2019. This included a past service pension cost of £4 million.

The exceptional items recognised in the year ended 31 March 2019 comprise:

- An impairment charge of £3,105 million for the year ended 31 March 2019 following an impairment exercise undertaken in accordance with IAS 36. Further details are given in note 18;
- Restructuring costs of £149 million relating to a Group restructuring programme announced and carried out during the year ended 31 March 2019, this included a past service pension cost of £25m; and
- A past service cost of £17 million following a High Court ruling in October 2018 that pension schemes are required to equalise male and female members' benefits for the inequalities within guaranteed minimum pension ("GMP") earned between 17 May 1990 and 5 April 1997. The Group historically made no allowance for GMP and therefore considered the change to be a plan amendment. Further details are given in note 32.

The exceptional items recognised in the year ended 31 March 2018 comprise:

- £1 million of import duties recovered in relation to vehicles damaged in the Tianjin explosion; and
- A past service credit of £437 million following an amendment to the defined benefit pension schemes' rules that, among other changes, meant that future retirement benefits would be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member's final salary at retirement. Further details are given in note 32.

The tables below set out the exceptional items recorded in the years ended 31 March 2020, 2019 and 2018 and the impact on the consolidated income statement if these items were not disclosed separately as exceptional items.

Year ended 31 March 2020 (£ millions)	Note	Other expenses	Employee costs
Excluding exceptional items		**5,238**	**2,568**
Restructuring costs	27	(3)	32
Including exceptional items		**5,235**	**2,600**

Year ended 31 March 2019 (£ millions)	Note	Other expenses	Employee costs
Excluding exceptional items		**5,567**	**2,820**
Impairment	17,18	3,105	-
Restructuring costs		5	144
Pension past service cost	32	-	17
Including exceptional items		**8,677**	**2,981**

Year ended 31 March 2018 (£ millions)	Note	Material and other cost of sales	Employee costs
Excluding exceptional items		**16,328**	**2,722**
Pension past service credit	32	-	(437)
Tianjin		(1)	-
Including exceptional items		**16,327**	**2,285**

Included in "Income tax (expense)/credit" in the consolidated income statement for the year ended 31 March 2020 is a credit in respect of exceptional items of £6 million (2019: credit of £278 million 2018: charge of £78 million).

5 Revenue

The Group's revenues are summarised as follows:

Year ended 31 March (£ millions)	2020	2019	2018
Revenue recognised for sales of vehicles, parts and accessories	22,436	23,885	25,985
Revenue recognised for services transferred	306	249	168
Revenue - other	807	950	1,022
Total revenue excluding realised revenue hedges	**23,549**	**25,084**	**27,175**
Realised revenue hedges	(565)	(870)	(1,389)
Total revenue	**22,984**	**24,214**	**25,786**

"Revenue – other" includes sales of goods other than vehicles, parts and accessories as well as revenue recognised outside the scope of IFRS 15, primarily being lease instalments recognised from assets sold with a repurchase commitment.

Revenue disaggregation

The following table presents the Group's revenue, disaggregated by primary geographical market, timing of revenue recognition and major product categories. All revenue is generated from the Group's single automotive operating segment.

Year ended 31 March 2020 (£ millions)	UK	US	China	Rest of Europe	Rest of World	Total Revenue
Revenue recognised for sales of vehicles, parts and accessories	3,875	5,889	3,374	4,745	4,553	22,436
Revenue recognised for services transferred	63	91	75	11	66	306
Revenue - other	786	4	5	1	11	807
Total revenue excluding realised revenue hedges	**4,724**	**5,984**	**3,454**	**4,757**	**4,630**	**23,549**
Realised revenue hedges	-	(370)	(166)	-	(29)	(565)
Total revenue	**4,724**	**5,614**	**3,288**	**4,757**	**4,601**	**22,984**

Year ended 31 March 2019 (£ millions)	UK	US	China	Rest of Europe	Rest of World	Total Revenue
Revenue recognised for sales of vehicles, parts and accessories	4,293	5,826	3,557	5,359	4,850	23,885
Revenue recognised for services transferred	23	67	97	8	54	249
Revenue - other	912	29	10	(12)	11	950
Total revenue from contracts with customers	**5,228**	**5,922**	**3,664**	**5,355**	**4,915**	**25,084**
Realised revenue hedges	-	(437)	(352)	-	(81)	(870)
Total revenue	**5,228**	**5,485**	**3,312**	**5,355**	**4,834**	**24,214**

Contract liabilities

Year ended 31 March (£ millions)	2020	2019
Ongoing service obligations	846	805
Liabilities for advances received	50	86
Total contract liabilities	**896**	**891**

Revenue that is expected to be recognised within five years related to performance obligations that are unsatisfied (or partially unsatisfied) amounted to £896 million at 31 March 2020.

"Ongoing service obligations" mainly relate to long-term service and maintenance contracts, extended warranties and telematics services. "Liabilities for advances received" primarily relate to consideration received in advance from customers for products not yet wholesaled, at which point the revenue will be recognised. "Ongoing service obligations" and "Liabilities for advances received" are both presented within "Other liabilities" in the consolidated balance sheet.

The Group applies the practical expedient in IFRS 15.121 and does not disclose information about remaining performance obligations that have an original expected duration of one year or less. This is because revenue resulting from those sales will be recognised in a short-term period. The services included with the vehicle sale are to be recognised as revenues in subsequent years but represent an insignificant portion of expected revenues in comparison.

The movement in contract liabilities relates solely to revenue recognised from balances held at the beginning of the year of £392 million and increases due to cash received for performance

73

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

6 Material and other cost of sales

Year ended 31 March (£ millions)	2020	2019	2018
Changes in inventories of finished goods and work-in-progress	121	188	(327)
Purchase of products for sale	1,105	1,181	1,237
Raw materials and consumables used	13,498	14,448	15,600
Realised purchase hedges	(40)	(147)	(182)
Total material and other cost of sales	**14,684**	**15,670**	**16,328**

7 Employee numbers and costs

Year ended 31 March (£ millions)	2020	2019	2018
Wages and salaries - employee costs	1,833	1,909	1,798
Wages and salaries - agency costs	175	286	270
Total wages and salaries	**2,008**	**2,195**	**2,068**
Social security costs and benefits	312	354	328
Pension costs	248	271	326
Total employee costs	**2,568**	**2,820**	**2,722**

Average employee numbers for the year ended 31 March 2020	Non-agency	Agency	Total
Manufacturing	18,833	1,219	20,052
Research and development	7,965	1,411	9,376
Other	9,733	626	10,359
Total employee numbers	**36,531**	**3,256**	**39,787**

Average employee numbers for the year ended 31 March 2019	Non-agency	Agency	Total
Manufacturing	19,213	1,998	21,211
Research and development	8,307	2,414	10,721
Other	11,063	1,106	12,169
Total employee numbers	**38,583**	**5,518**	**44,101**

Average employee numbers for the year ended 31 March 2018	Non-agency	Agency	Total
Manufacturing	18,628	2,909	21,537
Research and development	7,216	2,934	10,150
Other	8,689	1,411	10,100
Total employee numbers	**34,533**	**7,254**	**41,787**

8 Directors' emoluments

Year ended 31 March (£)	2020	2019	2018
Directors' emoluments	3,459,163	3,187,356	3,825,382
Increase/(decrease) of long-term incentive scheme amounts receivable	803,472	(98,010)	(14,128)
Post-employment benefits	349,442	520,763	393,673

The aggregate of emoluments received in the year and amounts accrued under the long-term incentive plan ("LTIP") of the highest-paid director was £4,099,544 (2019: £2,946,676, 2018: £3,709,532), together with a cash allowance in lieu of pension benefits of £349,442 (2019: £520,763, 2018: £393,673). During the year, the value of LTIP awards accrued has increased by £803,472 (2019: decrease of £98,010, 2018: decrease of £14,128), which will become payable in future periods.

There were no directors who were members of a defined benefit pension scheme or a defined contribution scheme during the years ended 31 March 2020, 2019 and 2018.

LTIP cash payments received by directors during the year ended 31 March 2020 were £nil (2019: £623,090, 2018: £nil).

75

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

9 Long-Term Incentive Plan ("LTIP")

During the year ended 31 March 2016, the Group issued the final share-based payment LTIP arrangement based on the share price of Tata Motors Limited. The final cash payment in respect of the share-based payment LTIP was made during the year ended 31 March 2019.

During the year ended 31 March 2017, the Group announced a new LTIP to replace the previous share-based payment LTIP. The new LTIP, effective from June 2016, provides a cash payment to certain employees based on the Group's performance against long-term business metrics related to performance and strategic priorities (over a period of three years). This new LTIP benefit scheme has been accounted for in accordance with IAS 19 Employee Benefits.

Comparative information

The information in this section gives details of the previous share-based payment LTIP arrangement that is reflected in the comparative information for the years ended 31 March 2019 and 2018.

The scheme provided a cash payment to the employee based on a specific number of phantom shares at the grant date and the share price of Tata Motors Limited at the vesting date. The cash payment was dependent upon continued employment for the duration of the three-year vesting period.

Year ended 31 March (number)	2019	2018
Outstanding at the beginning of the year	1,929,391	4,115,221
Vested in the year	(1,764,566)	(1,918,331)
Forfeited in the year	(164,825)	(267,499)
Outstanding at the end of the year	-	**1,929,391**

The weighted average share price of the phantom shares vested in the years ended 31 March 2019 and 31 March 2018 was £3.20 and £4.33 respectively.

The weighted average remaining contractual life of the outstanding phantom shares as at 31 March 2019 was nil years (2018: 0.3 years).

No phantom shares were exercisable as at 31 March 2019 or 31 March 2018.

During the year ended 31 March 2019, £1 million was recognised as a credit in "Employee costs" in relation to the share-based payment LTIP (2018: credit of £1 million).

The fair value of the balance sheet liability in respect of phantom stock awards outstanding at 31 March 2019 was £nil (2018: £7 million) and is included in "Provisions".

The fair value of the awards was calculated using the Black-Scholes model at the grant date. The fair value was updated at each reporting date as the awards are accounted for as cash-settled under IFRS 2. The inputs into the model are based on Tata Motors Limited historical data and the risk-free rate is calculated using government bond rates. The significant inputs used are as follows:

As at 31 March	2019	2018
Risk-free rate	n/a	0.87%
Dividend yield	n/a	-%
Weighted average fair value per phantom share	n/a	£3.32

10 Other expenses

Year ended 31 March (£ millions)	Note	2020	2019	2018
Stores, spare parts and tools		112	193	177
Freight cost		611	653	1,037
Works, operations and other costs		2,471	2,577	2,676
Repairs		38	38	48
Power and fuel		87	101	81
Rent, rates and other taxes		32	90	87
Insurance		23	25	27
Write-down of property, plant and equipment	17	-	18	18
Write-down of intangible assets	18	-	-	46
Product warranty		1,131	1,016	698
Publicity		733	856	951
Total other expenses		**5,238**	**5,567**	**5,846**

11 Research and development

Year ended 31 March (£ millions)	2020	2019	2018
Total research and development costs incurred	1,790	1,997	2,016
Research and development expensed	(421)	(421)	(406)
Engineering costs capitalised	**1,369**	**1,576**	**1,610**
Interest capitalised in engineering costs capitalised	105	99	88
Research and development grants capitalised	(48)	(96)	(105)
Total internally developed intangible additions	**1,426**	**1,579**	**1,593**

Engineering costs capitalised of £1,369 million (2019: £1,576 million, 2018: £1,610 million) comprises £471 million (2019: £672 million, 2018: £556 million) included in "Employee costs" and £898 million (2019: £904 million, 2018: £1,054 million) included in "Other expenses" in the consolidated income statement.

During the year ended 31 March 2020, £102 million (2019: £135 million, 2018: £147 million) was recognised by a UK subsidiary as a Research and Development Expenditure Credit ("RDEC") incentive on qualifying expenditure. During the year ended 31 March 2020, £47 million (2019: £91 million, 2018: £102 million) of the RDEC – the proportion relating to capitalised product development expenditure and other intangible assets – has been offset against the cost of the respective assets. The remaining £55 million (2019: £44 million, 2018: £45 million) of the RDEC has been recognised as "Other income".

12 Finance income and expense

Year ended 31 March (£ millions)	2020	2019	2018
Finance income	52	35	33
Total finance income	**52**	**35**	**33**
Total interest expense on financial liabilities measured at amortised cost	(295)	(206)	(172)
Interest income on derivatives designated as a fair value hedge of financial liabilities	3	4	3
Unwind of discount on provisions	(31)	(26)	(20)
Interest capitalised	114	117	104
Total finance expense (net)	**(209)**	**(111)**	**(85)**

77

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.2 per cent (2019: 4.1 per cent, 2018: 4.1 per cent).

During the year ended 31 March 2020, the Group repaid two tranches of debt and during the year ended 31 March 2019, the Group repaid one tranche of debt (see note 25). No redemption premium was incurred.

During the year ended 31 March 2020 the Group issued debt at a premium of £9 million (2019, 2018: no debt issued at a premium).

13 (Loss)/profit before tax

Expense/(income) in (loss)/profit before tax includes the following:

Year ended 31 March (£ millions)	2020	2019	2018
Foreign exchange loss/(gain) and fair value adjustments on loans	135	45	(69)
Foreign exchange (gain)/loss on economic hedges of loans	(29)	18	(11)
Foreign exchange (gain)/loss on derivatives	(15)	31	(74)
Unrealised loss on commodities	78	34	2
Fair value loss/(gain) on equity investments	43	(26)	(3)
Depreciation of right-of-use assets	92	-	-
Depreciation of property, plant and equipment	929	1,078	1,011
Amortisation of intangible assets (excluding internally generated development costs)	101	119	122
Amortisation of internally generated development costs	788	967	942
Operating lease rentals in respect of plant, property and equipment	-	92	92
Expenses related to short-term leases	13	-	-
Expenses related to low-value assets, excluding short-term leases of low-value assets	7	-	-
Loss on disposal of property, plant, equipment and software	20	59	22
Exceptional items	29	3,271	(438)
Auditor remuneration (see below)	7	5	4

During the year ended 31 March 2020, £12 million (2019: £12 million, 2018: £56 million) was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation in the year ended 31 March 2014. During the year ended 31 March 2020, £12 million (2019: £12 million, 2018: £56 million) has been recognised in "Revenue".

During the year ended 31 March 2020, £12 million (2019: £10 million, 2018: £87 million) was recognised in "Other income" by a foreign subsidiary as an incentive for continuing trading in that country for the foreseeable future. This includes amounts received as cash in the year and amounts that the subsidiary is due to receive and for which there are no ongoing financial or operating conditions attached.

Year ended 31 March (£ millions)	2020	2019	2018
Fees payable to the Company's auditor and its associates for the audit of the parent company and consolidated financial statements	0.1	0.1	0.1
Fees payable to the Company's auditor and its associates for other services:			
- Audit of the Company's subsidiaries (included in 2018: £0.1m payable to Deloitte)	5.6	4.4	3.4
Total audit fees	**5.7**	**4.5**	**3.5**
Audit-related assurance services (included in 2018: £0.3m payable to Deloitte)	0.8	0.8	0.8
Other assurance services	0.3	0.1	-
Total non-audit fees	**1.1**	**0.9**	**0.8**
Total audit and related fees	**6.8**	**5.4**	**4.3**

14 Taxation

Amounts recognised in the Consolidated Income Statement

Year ended 31 March (£ millions)	2020	2019	2018
Current tax expense			
Current year	178	141	295
Adjustments for prior years	3	40	52
Current tax expense	**181**	**181**	**347**
Deferred tax (credit)/expense			
Origination and reversal of temporary differences	(164)	(246)	64
Adjustments for prior years	(11)	(48)	(76)
Write-down of deferred tax assets	(8)	(245)	-
Rate changes	49	50	63
Deferred tax (credit)/expense	**(134)**	**(489)**	**51**
Total income tax expense/(credit)	**47**	**(308)**	**398**

Amounts recognised in the Consolidated Statement of Other Comprehensive Income

Year ended 31 March (£ millions)	2020	2019	2018
Deferred tax expense/(credit) on actuarial gains on retirement benefits	186	(52)	104
Deferred tax expense/(credit) on change in fair value of cash flow hedges	58	(19)	464
Deferred tax (credit)/expense on rate changes	(32)	14	(17)
	212	**(57)**	**551**
Total tax expense/(credit)	**259**	**(365)**	**949**

Reconciliation of Effective Tax Rate

Year ended 31 March (£ millions)	2020	2019	2018
(Loss)/profit for the year	(469)	(3,321)	1,114
Total income tax expense/(credit)	47	(308)	398
(Loss)/profit before tax	**(422)**	**(3,629)**	**1,512**
Income tax (credit)/expense using the tax rates applicable to individual entities of 14.0% (2019: 18.3%, 2018: 23.1%)	(59)	(664)	350
Non-deductible expenses	28	62	22
Unrecognised or written-down deferred tax assets	9	245	5
Changes in tax rates	49	50	63
Overseas unremitted earnings	6	8	30
Tax on share of profit of equity accounted investments	22	(1)	(48)
Over provided in prior years	(8)	(8)	(24)
Total income tax expense/(credit)	**47**	**(308)**	**398**

Included within "Over provided in prior years" for the year ended 31 March 2020 is £7 million credit relating to revisions of prior year estimates of tax positions in various jurisdictions, principally the UK, to bring them into line with the latest estimates and currently filed tax positions. Included within "Changes in tax rates" is a £49 million charge for the impact of the change in the UK Statutory rate from 17 per cent to 19 per cent on deferred tax assets and liabilities.

Included within "Non-deductible expenses" for the year ended

79

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

31 March 2019 is a £53 million charge for the impact of the impairment recorded in the year on non-tax-deductible property, plant and equipment and intangible assets.

Included within "Over provided in prior years" for the year ended 31 March 2018 is £24 million credit relating to revisions of prior year estimates of tax positions to bring them into line with the currently filed tax positions. Included within "Changes in tax rates" is a £54 million charge for the impact of the change in the US Federal rate from 35 per cent to 21 per cent on deferred tax assets.

Impact of Future Rate Changes

The UK Finance Act 2016 was enacted during the year ended 31 March 2017, which included provisions for a reduction in the UK corporation tax rate to 17 per cent with effect from 1 April 2020.

Subsequently a change to the main UK corporation tax rate, announced in the Budget on 11 March 2020, was substantively enacted for IFRS purposes on 17 March 2020. The rate applicable from 1 April 2020 now remains at 19 per cent, rather than the previously enacted reduction to 17 per cent.

Accordingly, UK deferred tax has been provided at a rate of 19 per cent on assets (2019: 17.6 per cent, 2018: 17.8 per cent) and 19 per cent on liabilities (2019: 17.4 per cent, 2018: 17.6 per cent), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

15 Investments

Investments consist of the following:

As at 31 March (£ millions)	2020	2019	2018
Equity accounted investments	362	477	488
Other investments	37	69	28
Total investments	**399**	**546**	**516**

The group has the following equity accounted investments as at 31 March 2020:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Chery Jaguar Land Rover Automotive Company Ltd.	50.0%	China	Manufacture and assembly of vehicles	Room 1102, Binjiang International Plaza, No 88 Tongang Road, Changshu Economic and Technical Development Zone, Suzhou City, Jiangsu Province, China
Jaguar Cars Finance Limited	49.9%	England & Wales	Non-trading	280 Bishopsgate, London, EC2M 4RB, England
Synaptiv Limited	33.3%	England & Wales	Business and domestic software development	84 Kirkland Avenue, Ilford, Essex, England, IG5 0TN
CloudCar Inc.	33.3%	USA	Automotive software development	2191 E Bayshore Rd 200 Palo Alto, CA 94303 USA
Driveclubservice Pte. Limited	25.1%	Singapore	Holding company and mobility application owner/licensor	22 Sin Ming Lane, #06-76, Midview City, Singapore 573969
Driveclub Limited	25.8%	Hong Kong	Vehicle leasing	Unit A, 9/F, D2 Place ONE, 9 Cheung Yee Street, Lai Chi Kok, Kowloon, Hong Kong
ARC Vehicle Limited	29.2%	England & Wales	Manufacture and development of electrified vehicle technology	The Priory Barn Priory Road, Wolston, Coventry, United Kingdom, CV8 3FX

Except for CloudCar Inc. and Driveclub Limited, the proportion of voting rights disclosed in the table above is the same as the Group's interest in the ordinary share capital of each undertaking.

Individually material joint ventures

Chery Jaguar Land Rover Automotive Company Ltd. is a limited liability company whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint control of the arrangement have rights to the assets or obligations for the liabilities relating to the arrangement. Accordingly, Chery Jaguar Land Rover Automotive Company Ltd. is classified as a joint venture. Chery Jaguar Land Rover Automotive Company Ltd. is not publicly listed.

During the year ended 31 March 2020, a dividend of £67 million was received from Chery Jaguar Land Rover Automotive Company Ltd. (2019: £22 million, 2018: £206 million).

During the year ended 31 March 2020, the Group has increased its investment in Chery Jaguar Land Rover Automotive Company Ltd. by £67 million (2019,2018: £nil).

The following tables sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Company Ltd., after adjusting for material differences in accounting policies:

As at 31 March (£ millions)	2020	2019	2018
Current assets	599	748	892
Current liabilities	(1,348)	(1,103)	(1,076)
Non-current assets	1,570	1,439	1,324
Non-current liabilities	(82)	(122)	(154)
Equity attributable to shareholders	**739**	**962**	**986**
Revenue	**1,295**	**1,697**	**2,773**
(Loss)/profit for the year	(224)	13	504
Total comprehensive (expense)/income	**(224)**	**13**	**504**

Included within the summarised financial information above are the following amounts:

As at 31 March (£ millions)	2020	2019	2018
Cash and cash equivalents	278	316	439
Other current assets	321	432	453
Current financial liabilities (excluding trade and other payables and provisions)	(584)	(279)	(42)
Non-current financial liabilities (excluding trade and other payables and provisions)	(82)	(123)	(152)
Depreciation and amortisation	(201)	(206)	(139)
Interest income	14	12	27
Interest expense	(25)	(14)	(7)
Income tax credit/(expense)	56	(6)	(136)

Associates

The Group has no additional rights or influence over Jaguar Cars Finance Limited other than the voting rights attached to the ordinary share capital.

During the year ended 31 March 2018, the Group purchased 25.08 per cent of the share capital of Driveclubservice Pte. Ltd. for £0.2 million. In addition, the Group also purchased 1 per cent of the share capital of Driveclub Limited, the wholly owned subsidiary of Driveclubservice Pte. Ltd. However, the Group has 26 per cent of the voting rights, being the 1 per cent of share capital held and the indirect shareholding held through Driveclubservice Pte. Ltd. Both Driveclubservice Pte. Ltd. and Driveclub Limited are therefore accounted for as equity accounted investments as the Group has significant influence over the companies.

During the year ended 31 March 2018, the Group's proportion of the ordinary share capital in Cloudcar Inc. was diluted to 26 per cent of the ordinary share capital. However, the Group has 33 per cent of the voting rights since a number of ordinary shares are in the form of options either available for issue or assigned to the employees of CloudCar Inc.

81

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

FINANCIAL STATEMENTS

No dividend was received in the year ended 31 March 2020 (2019, 2018: no dividend) from any of the individually immaterial equity accounted investments.

The following reconciles the carrying amount of the Group's interests in equity accounted investments:

As at 31 March (£ millions)	2020	2019	2018
Net assets of material joint venture	**739**	**962**	**986**
Share of net assets of:			
Material joint venture	370	481	493
Individually immaterial equity accounted investments	-	2	6
Other	(8)	(6)	(11)
Carrying amount of the Group's interests in equity accounted investments	**362**	**477**	**488**

As at 31 March 2020, an adjustment of £8 million (2019: £6 million, 2018: £11 million) has been made to derecognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Company Ltd.

The following reconciles the Group's share of total comprehensive (expense)/income of equity accounted investments:

Year ended 31 March (£ millions)	2020	2019	2018
(Loss)/profit of material joint venture	**(224)**	**13**	**504**
Share of (loss)/profit of:			
Material joint venture	(112)	7	252
Individually immaterial equity accounted investments	(2)	(4)	-
Share of (loss)/profit of equity accounted investments	**(114)**	**3**	**252**
Currency translation differences	1	(3)	14
Total comprehensive (expense)/income related to equity accounted investments	**(113)**	**-**	**266**

The information above reflects the amounts presented in the financial statements of the equity accounted investments adjusted for differences in accounting policies between the Group and its equity accounted investments. All joint ventures are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.

Other investments

The Group's other investments comprise equity investments of 10 per cent or less of the ordinary share capital of the investee companies and are designated as fair value through profit and loss financial instruments.

Year ended 31 March (£ millions)	2020	2019	2018
Investment in Lyft, Inc.	17	46	22
Other immaterial investments	20	23	6
Total	**37**	**69**	**28**

During the year ended 31 March 2020, the Group invested £11 million (2019: £14 million, 2018: £5 million) in other investments. During the year ended 31 March 2018, the Group purchased 0.3 per cent of the ordinary share capital of Lyft, Inc. for £20 million.

The Group has no additional rights or influence over any of its other equity investments other than the voting rights attached to the ordinary share capital, and during the year ended 31 March 2020 no dividends were received (2019: £nil, 2018: £nil).

Disclosure of the valuation techniques applied in calculating the fair value of these other non-equity accounted investments is included in note 35(A).

16 Other financial assets

As at 31 March (£ millions)	2020	2019	2018
Non-current			
Restricted cash	7	6	6
Derivative financial instruments	142	54	286
Warranty reimbursement and other receivables	102	104	116
Other	6	6	6
Total non-current other financial assets	**257**	**170**	**414**
Current			
Restricted cash	12	11	12
Derivative financial instruments	241	133	264
Warranty reimbursement and other receivables	87	88	98
Accrued income	14	44	35
Other	29	38	85
Total current other financial assets	**383**	**314**	**494**

83

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

JAGUAR LAND ROVER

FINANCIAL STATEMENTS

17 Property, plant and equipment

(£ millions)	Land and buildings	Plant and equipment	Vehicles	Computers	Fixtures & fittings	Leased assets	Heritage vehicles	Under construction	Total
Cost									
Balance at 1 April 2017	1,164	6,492	9	104	94	46	52	1,020	8,981
Additions*	21	-	1	22	13	16	-	2,502	2,575
Assets acquired on acquisition	-	-	-	2	5	-	-	-	7
Transfers	364	1,558	-	-	-	-	-	(1,922)	-
Disposals	-	(288)	(1)	(4)	(5)	(35)	(1)	-	(334)
Asset write-downs	-	-	-	-	-	-	-	(5)	(5)
Foreign currency translation	-	-	-	-	-	-	-	1	1
Balance at 31 March 2018	**1,549**	**7,762**	**9**	**124**	**107**	**27**	**51**	**1,596**	**11,225**
Additions*	9	-	1	48	21	5	3	1,550	1,637
Transfers	723	1,545	-	-	-	-	-	(2,268)	-
Disposals	(3)	(528)	(1)	(8)	(3)	-	-	-	(543)
Impairment	-	-	-	-	-	-	-	(185)	(185)
Foreign currency translation	(17)	(14)	-	-	-	-	-	13	(18)
Balance at 31 March 2019	**2,261**	**8,765**	**9**	**164**	**125**	**32**	**54**	**706**	**12,116**
Adjustment on initial application of IFRS 16	(9)	-	-	-	-	(32)	-	-	(41)
Adjusted opening balance	**2,252**	**8,765**	**9**	**164**	**125**	**-**	**54**	**706**	**12,075**
Additions*	-	-	8	26	12	-	-	1,218	1,264
Assets acquired on acquisition	1	-	-	-	-	-	-	-	1
Transfers	285	895	-	-	-	-	-	(1,180)	-
Disposals	-	(20)	(1)	(2)	(2)	-	(1)	(11)	(37)
Foreign currency translation	18	19	-	1	-	-	-	(1)	37
Balance at 31 March 2020	**2,556**	**9,659**	**16**	**189**	**135**	**-**	**53**	**732**	**13,340**
Depreciation and impairment									
Balance at 1 April 2017	147	2,836	4	31	39	39	-	-	3,096
Depreciation charge for the period	60	920	1	16	12	2	-	-	1,011
Disposals	-	(268)	(1)	(4)	(4)	(35)	-	-	(312)
Asset write-downs	-	-	-	-	-	-	13	-	13
Balance at 31 March 2018	**207**	**3,488**	**4**	**43**	**47**	**6**	**13**	**-**	**3,808**
Depreciation charge for the period	82	965	1	18	10	2	-	-	1,078
Disposals	(2)	(480)	(1)	(6)	(2)	-	-	-	(491)
Impairment	-	1,162	1	26	16	6	-	-	1,211
Asset write-downs	-	-	-	-	-	-	18	-	18
Balance at 31 March 2019	**287**	**5,135**	**5**	**81**	**71**	**14**	**31**	**-**	**5,624**
Adjustment on initial application of IFRS 16	-	-	-	-	-	(14)	-	-	(14)
Adjusted opening balance	**287**	**5,135**	**5**	**81**	**71**	**-**	**31**	**-**	**5,610**
Depreciation charge for the period	112	792	2	14	9	-	-	-	929
Disposals	-	(14)	-	(1)	(1)	-	-	-	(16)
Translation	2	1	-	-	-	-	-	-	3
Balance at 31 March 2020	**401**	**5,914**	**7**	**94**	**79**	**-**	**31**	**-**	**6,526**
Net book value									
At 31 March 2018	1,342	4,274	5	81	60	21	38	1,596	7,417
At 31 March 2019	1,974	3,630	4	83	54	18	23	706	6,492
At 31 March 2020	**2,155**	**3,745**	**9**	**95**	**56**	**-**	**22**	**732**	**6,814**

As part of the Group's review of the carrying value of property, plant and equipment, £nil (2019: £18 million, 2018: £18 million) of heritage vehicles and assets under construction have been written down and recognised as an expense within "Other expenses".

18 Intangible assets

(£ millions)	Software	Patents and technological know-how	Customer-related	Intellectual property rights and other intangibles	Product development in progress	Capitalised product development	Total
Cost							
Balance at 1 April 2017	595	147	61	633	2,156	5,196	8,788
Other additions - externally purchased	99	-	-	9	-	-	108
Other additions - internally developed	-	-	-	-	1,593	-	1,593
Other additions - on acquisition	1	-	-	4	-	-	5
Capitalised product development - internally developed	-	-	-	-	(1,668)	1,668	-
Disposals	(25)	-	-	-	-	(131)	(156)
Asset write-downs	(9)	-	-	-	(24)	-	(33)
Balance at 31 March 2018	**661**	**147**	**61**	**646**	**2,057**	**6,733**	**10,305**
Other additions - externally purchased	85	-	-	5	-	-	90
Other additions - internally developed	-	-	-	-	1,579	-	1,579
Capitalised product development - internally developed	-	-	-	-	(1,084)	1,084	-
Disposals	(44)	-	-	-	-	(844)	(888)
Impairment	(10)	-	-	-	(562)	-	(572)
Foreign exchange	(1)	-	-	-	-	-	(1)
Balance at 31 March 2019	**691**	**147**	**61**	**651**	**1,990**	**6,973**	**10,513**
Other additions - externally purchased	111	-	-	-	-	-	111
Other additions - internally developed	-	-	-	-	1,426	-	1,426
Other additions - on acquisition	-	-	-	2	-	-	2
Capitalised product development - internally developed	-	-	-	-	(944)	944	-
Disposals	(2)	-	-	-	-	(345)	(347)
Foreign exchange	2	-	-	(1)	-	-	1
Balance at 31 March 2020	**802**	**147**	**61**	**652**	**2,472**	**7,572**	**11,706**
Amortisation and impairment							
Balance at 1 April 2017	201	127	27	-	-	2,266	2,621
Amortisation for the year	99	14	3	6	-	942	1,064
Disposals	(25)	-	-	-	-	(131)	(156)
Asset write-downs	13	-	-	-	-	-	13
Balance at 31 March 2018	**288**	**141**	**30**	**6**	**-**	**3,077**	**3,542**
Amortisation for the year	106	6	3	4	-	967	1,086
Disposals	(36)	-	-	-	-	(843)	(879)
Impairment	75	-	7	152	-	903	1,137
Balance at 31 March 2019	**433**	**147**	**40**	**162**	**-**	**4,104**	**4,886**
Amortisation for the year	96	-	2	3	-	788	889
Disposals	(2)	-	-	-	-	(345)	(347)
Balance at 31 March 2020	**527**	**147**	**42**	**165**	**-**	**4,547**	**5,428**
Net book value							
At 31 March 2018	373	6	31	640	2,057	3,656	6,763
At 31 March 2019	258	-	21	489	1,990	2,869	5,627
At 31 March 2020	**275**	**-**	**19**	**487**	**2,472**	**3,025**	**6,278**

During the year ended 31 March 2020 £nil (2019: £nil, 2018: £46 million) costs were identified as being written down and recognised as an expense within "Other expenses".

Impairment Testing

The directors are of the view that the operations of the Group, excluding equity accounted investments, represent a single cash-generating unit ("CGU"). This is because of the closely connected nature of the cash flows and the degree of integrated development and manufacturing activities.

In response to the annual requirement of IAS 36, and the economic impact of COVID-19 (see note 2 for more details on the immediate impact on JLR), management performed an impairment assessment as at 31 March 2020.

85

JAGUAR LAND ROVER AUTOMOTIVE PLC
Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S 17 Property, plant and equipment 18 Intangible assets Land and Plant and Fixtures & Leased Heritage Under Patents and Customer- Intellectual pro- Product Capitalised (£ millions) buildings equipment Vehicles Computers fittings assets vehicles construction Total (£ millions) Software technological related perty rights and development product Total know-how other intangibles in progress development Cost Cost Balance at 1 April 2017 1,164 6,492 9 104 94 46 52 1,020 8,981 Balance at 1 April 2017 595 147 61 633 2,156 5,196 8,788 Additions* 21—1 22 13 16—2,502 2,575 Other additions—externally purchased 99 — 9 — 108 Assets acquired on Other additions—internally developed — — 1,593—1,593 acquisition ——2 5 ——7 Other additions—on acquisition 1 — 4 — 5 Transfers 364 1,558 — ——(1,922)—Capitalised product development—Disposals—(288) (1) (4) (5) (35) (1)—(334) internally developed — — (1,668) 1,668 -Asset write-downs — — ——(5) (5) Disposals (25) — — (131) (156) Foreign currency translation — — ——1 1 Asset write-downs (9) ——(24)—(33) Balance at 31 March 2018 1,549 7,762 9 124 107 27 51 1,596 11,225 Balance at 31 March 2018 661 147 61 646 2,057 6,733 10,305 Additions* 9—1 48 21 5 3 1,550 1,637 Other additions—externally purchased 85 — 5 — 90 Transfers 723 1,545 — ——(2,268)—Other additions—internally developed — — 1,579—1,579 Disposals (3) (528) (1) (8) (3) ——(543) Capitalised product development — ——(1,084) 1,084 -Impairment — — ——(185) (185) internally developed Foreign currency translation (17) (14) — ——13 (18) Disposals (44) — — (844) (888) Balance at 31 March 2019 2,261 8,765 9 164 125 32 54 706 12,116 Impairment (10) ——(562)—(572) Adjustment on initial application of Foreign exchange (1) — ——(1) IFRS 16 (9) — — (32) — (41) Balance at 31 March 2019 691 147 61 651 1,990 6,973 10,513 Adjusted opening balance 2,252 8,765 9 164 125—54 706 12,075 Other additions—externally purchased 111 — ——111 Additions* — 8 26 12 — 1,218 1,264 Other additions—internally developed — — 1,426—1,426 Assets acquired on acquisition 1 — — ——1 Other additions—on acquisition ——2 — 2 Transfers 285 895 — ——(1,180)—Capitalised product development — ——(944) 944 -Disposals—(20) (1) (2) (2)—(1) (11) (37) internally developed Foreign currency translation 18 19—1 ——(1) 37 Disposals (2) — — (345) (347) Balance at 31 March 2020 2,556 9,659 16 189 135—53 732 13,340 Foreign exchange 2 — (1) — 1 Depreciation and impairment Balance at 31 March 2020 802 147 61 652 2,472 7,572 11,706 Balance at 1 April 2017 147 2,836 4 31 39 39 — 3,096 Amortisation and impairment Depreciation charge for the period 60 920 1 16 12 2 — 1,011 Balance at 1 April 2017 201 127 27 — 2,266 2,621 Disposals—(268) (1) (4) (4) (35) — (312) Amortisation for the year 99 14 3 6—942 1,064 Asset write-downs — — — 13—13 Disposals (25) — — (131) (156) Balance at 31 March 2018 207 3,488 4 43 47 6 13—3,808 Asset write-downs 13 — ——13 Depreciation charge for the period 82 965 1 18 10 2 — 1,078 Balance at 31 March 2018 288 141 30 6—3,077 3,542 Disposals (2) (480) (1) (6) (2) ——(491) Amortisation for the year 106 6 3 4—967 1,086 Impairment—1,162 1 26 16 6 — 1,211 Disposals (36) — — (843) (879) Asset write-downs — — — 18—18 Impairment 75—7 152—903 1,137 Balance at 31 March 2019 287 5,135 5 81 71 14 31—5,624 Balance at 31 March 2019 433 147 40 162—4,104 4,886 Adjustment on initial application of Amortisation for the year 96—2 3—788 889 IFRS 16 — ——(14) — (14) Disposals (2) — — (345) (347) Adjusted opening balance 287 5,135 5 81 71—31—5,610 Balance at 31 March 2020 527 147 42 165—4,547 5,428 Depreciation charge for the period 112 792 2 14 9 ——929 Net book value Disposals—(14)—(1) (1) ——(16) At 31 March 2018 373 6 31 640 2,057 3,656 6,763 Translation 2 1 — — — 3 At 31 March 2019 258—21 489 1,990 2,869 5,627 Balance at 31 March 2020 401 5,914 7 94 79—31—6,526 At 31 March 2020 275—19 487 2,472 3,025 6,278 Net book value At 31 March 2018 1,342 4,274 5 81 60 21 38 1,596 7,417 During the year ended 31 March 2020 £nil (2019: £nil, 2018: cash-generating unit (“CGU”). This is because of the closely At 31 March 2019 1,974 3,630 4 83 54 18 23 706 6,492 At 31 March 2020 2,155 3,745 9 95 56—22 732 6,814 £46 million) costs were identified as being written down and connected nature of the cash flows and the degree of integrated recognised as an expense within “Other expenses”. development and manufacturing activities. As part of the Group’s review of the carrying value of property, written down and recognised as an expense within “Other plant and equipment, £nil (2019: £18 million, 2018: £18 million) expenses”. Impairment Testing In response to the annual requirement of IAS 36, and the of heritage vehicles and assets under construction have been economic impact of COVID-19 (see note 2 for more details The directors are of the view that the operations of the Group, on the immediate impact on JLR), management performed an excluding equity accounted investments, represent a single impairment assessment as at 31 March 2020.

F I N A N C I A L S TAT E M E N T S In the year ending 31 March 2019 an impairment loss was forecasts based on JLRs geographical sales footprint; possible changes, however, as a significant portion of the consider a net impact on terminal period cash flows to be the recorded and therefore the recoverable amount of the CGU was recoverable amount lies in the VIU terminal value, management best means of indicating the sensitivity of the model to such equal to its carrying amount. However, as seen in the Group’s Q2 • Discount rate—the discount rate is calculated with reference have focussed disclosures on reasonably possible changes that changes in the terminal period. and Q3 results, prior to the impact of COVID-19, the business to a weighted average cost of capital (WACC) calculated impact the terminal value. was performing well, hitting growth and profitability targets by reference to an industry peer group. Inputs include risk- The value of key assumptions used to calculate the recoverable through both sales growth and strong cost control. Performance free rate, equity risk premium and risk adjustments based Given the inherent uncertainty about how risk may arise, and amount are as follows: improvements included continued growth in one of the Group’s on company-specific risk factors including risks associated the interaction of volumes and cost management, management key markets, China. with uncertainty in relation to the short-term impact of COVID-19, Brexit and possible US tariffs; Similar to the prior year, a significant amount of the value in the VIU As at 31 March 2020 2019 2018 assessment is in the terminal value. Management are forecasting • Forecast vehicles volumes – the 5-year volumes have been Growth rate applied beyond approved forecast period 1.9% 1.9% 2.0% volumes to be returning to comparable pre-COVID-19 levels by validated against industry standard external data for market Pre-tax discount rate 12.5% 11.8% 8.7% 2023 and therefore the impact of COVID-19 on the VIU is offset segment and geography and adjusted to reflect historical Terminal value variable profit (%GVR) 19.7% 22.6% 23.6% by the long-term view of the business supported by the observed experience and latest Cycle Plan assumptions; Terminal value capital expenditure (%GVR) 9.1% 11.0% 14.5% pre-COVID-19 trading. The forecast data has been supported by external industry sources. • Terminal value variable profit – the 5-year variable profit forecasts are comprised of revenue, variable marketing, The table below shows the amount by which the value assigned to the key assumptions must change for the recoverable amount of For the current year assessment, the recoverable value was warranty costs, material costs and other variable costs. the CGU to be equal to its carrying amount: determined using the value in use (“VIU”) approach outlined in IAS These values have been validated against historical 36. No impairment was identified as the CGU recoverable amount performance rather than internal targets and adjusted for As at 31 March 2020 (1) % Change Revised Assumption exceeded its carrying amount by £380m. The impairment loss execution risk by further constraining cash flow estimates. Growth rate applied beyond approved forecast period -17.80% 1.6% recorded in the previous year was not reversed because it was The business has a range of vehicles and models at different considered that there was no significant change in the headroom stages in their product lifecycle. This variability drives Pre-tax discount rate +2.80% 12.9% associated with the CGU. different contribution levels for each product throughout Terminal value variable profit (%GVR) -0.90% 19.5% the assessment period. When considering the cash flows Terminal value capital expenditures (%GVR) +1.94% 9.3 % The Group has considered it appropriate to undertake the to model into perpetuity, it is therefore necessary to derive impairment assessment with reference to the latest business a steady-state variable profit value based on the 5-year (1)For the year ended 31 March 2019, the recoverable amount of the CGU was equal to its carrying amount, therefore the above disclosure is not applicable. For the year ended 31 March 2018, the plan that was in effect as at the reporting date. This plan has volume set and associated implied variable profit levels; recoverable amount of the CGU was higher than its carrying amount by £11,371m and it was not identified any reasonably possible change in the key assumptions that would cause the recoverable amount of the CGU to be equal to its carrying amount. been updated to reflect management’s best estimate of the impact of all relevant adjusting post balance sheet events, with • Terminal value SG&A expenses – SG&A expenses comprise consideration given to those arising due to the economic impact a combination of fixed and variable costs and are subject to FY19 disclosures with no FY20 equivalent of COVID-19. The business plan includes a five-year cash flow ambitious current business plans. For the 5-year cash flow forecast and contains growth rates that are primarily a function forecasts the ambition has been constrained by adjusting In the impairment assessment performed by Management as at The impairment loss of £3,105 million has been allocated of the Group’s Cycle Plan assumptions, historic performance cashflows to reflect historical levels i.e. not including all of 31 March 2019, the recoverable value was determined based on initially against goodwill of £1 million and the relevant assets, and management’s expectation of future market developments management’s planned actions for continued cost control. value in use (“VIU”), which was marginally higher than the fair and thereafter the residual amount has been allocated on a pro-through to 2024/25. In forecasting the future cash flows The terminal value assumption is held at similar levels to the value less cost of disposal (“FVLCD”) of the relevant assets of the rated basis. This has resulted in £1,396 million allocated against management have given due consideration to the risks that have 5-year forecast period; CGU. The recoverable amount was lower than the carrying value tangible assets and £1,709 million allocated against intangible arisen due to the current economic uncertainty. of the CGU, and this resulted in an exceptional impairment charge assets. • Terminal value capital expenditure – the 5-year cash of £3,105 million being recognised within “Other expenses” as at The Group has assessed the impact of COVID-19 and updated flows timing and amount are prepared based on the latest 31 March 2019. the cash flow forecast to reflect the latest Cycle Plan changes, Cycle Plan. The terminal value has been derived based the including investment spend and new vehicle volume forecast. directors best estimate of a maintenance levels of capital Additionally, the Group has assessed the potential risk of a more expenditure which has been derived from depreciation and severe impact due to COVID-19 on volume in the short term amortisation expectations and longer-term trends which are (consistent with Going Concern basis of preparation, see page included in the VIU calculation. Expenditure on new models 53. The potential impact of this reasonably possible outcome is excluded as “expansionary capital” unless expenditure is of a short-term volume reduction and slower recovery has been committed and substantively incurred as at the reporting included in the VIU calculations through an adjustment in the date. discount rate. Sensitivity to key assumptions The directors’ approach and key assumptions used to determine The key assumptions that impact the value in use are those that the Group’s CGU VIU were as follows: (i) involve a significant amount of judgement and estimation and (ii) drive significant changes to the recoverable amount when • Growth rate applied beyond approved forecast period—flexed under reasonably possible outcomes. As noted above, with calculated based on the weighted average long term GDP a small level of headroom the VIU is sensitive to many reasonably 87 JAGUAR LAND ROVER AUTOMOTIVE PLC

F I N A N C I A L S TAT E M E N T S 19 Other assets All deferred tax assets and deferred tax liabilities at 31 March Significant components of deferred tax assets and liabilities for 2020, 2019 and 2018 are presented as non-current. the year ended 31 March 2019 are as follows: As at 31 March (£ millions) 2020 2019 2018 Non-current Adjustment on Adjusted Recognised Recognised in Reclassi- (£ millions) Opening initial Opening in profit or other fied from Foreign Closing Prepaid expenses 8 83 82 balance application of balance loss comprehensive other equi- exchange balance IFRS 9 income ty reserves Other 15 — Deferred tax assets Total non-current other assets 23 83 82 Property, plant & equipment 9—9 535 ——544 Current Expenses deductible in future 239—239 80 — 6 325 periods Recoverable VAT 228 301 329 Prepaid expenses 139 156 177 Derivative financial instruments 80 6 86 7 18 23—134 Retirement benefits 77—77 (2) 38 — 113 Research and development credit 85 113 114 Unrealised profit in inventory 157—157 (38) 1 — 120 Other 25—10 Tax loss 367—367 (289) ——78 Other 100—100 26 ——126 Total current other assets 477 570 630 Total deferred tax asset 1,029 6 1,035 319 57 23 6 1,440 Deferred tax liabilities 20 Deferred tax assets and liabilities Intangible assets 1,100—1,100 (172) ——928 Overseas unremitted earnings 99—99 2* ——101 Total deferred tax liability 1,199—1,199 (170) ——1,029 Significant components of deferred tax assets and liabilities for the year ended 31 March 2020 are as follows: Presented as deferred tax 413 512 asset** Adjustment on Recognised in Reclassi- Presented as deferred tax Opening initial Adjusted Recognised other fied from Foreign Closing (583) (101) (£ millions) opening in profit or liability** balance application of balance loss comprehensive other equity exchange balance IFRS 16 income reserves *Included within £2 million is a reversal of £5 million relating to withholding tax incurred on intercompany dividends paid in the year. Deferred tax assets **For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis. Property, plant & equipment 544 3 547 87 — 1 635 Expenses deductible in future periods 325—325 51 — 1 377 Derivative financial instruments 134—134 (14) (56) 6—70 Significant components of deferred tax assets and liabilities for the year ended 31 March 2018 are as follows: Retirement benefits 113—113 (32) (155) — (74) Unrealised profit in inventory 120—120 6 (1) — 125 Tax loss 78—78 141 ——219 Opening Recognised in Recognised in other Foreign Other 126—126 19 ——145 (£ millions) balance profit or loss comprehensive exchange Closing balance Total deferred tax asset 1,440 3 1,443 258 (212) 6 2 1,497 income Deferred tax liabilities Deferred tax assets Intangible assets 928—928 115 ——1,043 Property, plant & equipment 12 (3) — 9 Overseas unremitted earnings 101—101 9 ——110 Expenses deductible in future periods 222 35—(18) 239 Total deferred tax liability 1,029—1,029 124 ——1,153 Derivative financial instruments 547 (5) (462)—80 Presented as deferred tax Retirement benefits 252 (86) (89)—77 asset* 512 523 Unrealised profit in inventory 192 (35) — 157 Presented as deferred tax Tax loss 209 159—(1) 367 liability* (101) (179) Other 72 28 — 100 Total deferred tax asset 1,506 93 (551) (19) 1,029 *For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis. Deferred tax liabilities Intangible assets 995 105 — 1,100 At 31 March 2020, deferred tax assets of £523 million (2019: temporary differences amounting to £1,660 million (2019: Overseas unremitted earnings 60 39* — 99 £512 million, 2018: £413 million) have been recognised in £1,599 million, 2018: £117 million), for which no deferred tax Total deferred tax liability 1,055 144 — 1,199 relation to deductible temporary differences, including unused asset has been recognised on the basis of forecast profitability Presented as deferred tax asset** 511 413 tax losses, on the basis that it is probable that future taxable of the companies in which the deferred tax assets arise. £15 Presented as deferred tax liability** (60) (583) profits will be available against which those deductible temporary million (2019: £3 million, 2018: £3 million) of those tax losses *Included within £39 million is a reversal of £6 million relating to withholding tax incurred on intercompany dividends paid in the year and an additional provision for £15 million relating to prior year differences can be utilised. are subject to expire between FY27 and FY32. The remaining earnings. balance is not expected to expire. **For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on At 31 March 2020, the Group had unused tax losses and other a net basis. 89 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S 21 Cash and cash equivalents 25 Interest-bearing loans and borrowings As at 31 March (£ millions) 2020 2019 2018 As at 31 March (£ millions) 2020 2019 2018 Cash and cash equivalents 2,271 2,747 2,626 Short-term borrowings Bank loans—114 155 Current portion of long-term EURO MTF listed debt 299 767 497 22 Allowances for trade and other receivables Current portion of long-term loans 225 —Other secured 2 — Year ended 31 March (£ millions) 2020 2019 2018 Short-term borrowings 526 881 652 At beginning of year 12 50 60 Long-term borrowings Charged during the year 11 4 3 EURO MTF listed debt 3,562 2,844 3,060 Receivables written off during the year as uncollectable (4) (41) (4) Bank loans 1,241 755 -Unused amounts reversed (8) 2 (1) Other unsecured 14 —Foreign currency translation—(3) (8) Long-term borrowings 4,817 3,599 3,060 At end of year 11 12 50 Lease obligations 541 31 19 Total debt 5,884 4,511 3,731 Trade receivables with a contractual amount of £2 million (2019 £38 million, 2018: £nil) that were written off during the year are still subject to enforcement activity. Euro MTF listed debt 23 Inventories The bonds are listed on the Luxembourg Stock Exchange • $500 million Senior Notes due 2019 at a coupon of 4.250 As at 31 March (£ millions) 2020 2019 2018 multilateral trading facility (“EURO MTF”) market. Details of the per cent per annum – issued October 2014 tranches of the bonds outstanding at 31 March 2020 are as • $500 million Senior Notes due 2020 at a coupon of 3.500 Raw materials and consumables 104 130 93 follows: per cent per annum – issued March 2015 Work-in-progress 388 369 335 • $500 million Senior Notes due 2023 at a coupon of 5.625 Details of the tranches of the bond repaid in the year ended 31 Finished goods 2,977 3,117 3,339 Inventory basis adjustment (1) (8)—per cent per annum – issued January 2013 March 2019 are as follows: • £400 million Senior Notes due 2022 at a coupon of 5.000 • $700 million Senior Notes due 2018 at a coupon of 4.125 Total inventories 3,468 3,608 3,767 per cent per annum – issued January 2014 per cent per annum – issued December 2013 • £400 million Senior Notes due 2023 at a coupon of 3.875 Inventories of finished goods include £466 million (2019: £484 During the year, the Group recorded an inventory write-down per cent per annum – issued February 2015 No tranches of bonds were repaid in the year ended 31 March million, 2018: £436 million) relating to vehicles sold to rental expense of £28 million (2019: £52 million, 2018: £55 million), • €650 million Senior Notes due 2024 at a coupon of 2.200 2018. car companies, fleet customers and others with guaranteed excluding a reversal of a write-down recorded in a previous per cent per annum – issued January 2017 repurchase arrangements. period in relation to the Tianjin incident of £nil (2019: £nil, 2018: • £300 million Senior Notes due 2021 at a coupon of 2.750 Syndicated loan £1 million). This included the impact of COVID-19 as part of the per cent per annum – issued January 2017 In October 2018, a $1 billion syndicate loan was issued with a Cost of inventories (including cost of purchased products) Group’s inventory provisioning methodology. The write-down • $500 million Senior Notes due 2027 at a coupon of 4.500 coupon rate of LIBOR + 1.900 per cent per annum, due in the recognised as an expense during the year amounted to £16,902 excluding the reversal is included in “Material and other cost of per cent per annum – issued October 2017 following tranches: million (2019: £18,086 million, 2018: £19,152 million). sales”. • €500 million Senior Notes due 2026 at a coupon of 4.500 per cent per annum – issued September 2018 • $200 million due October 2022 • €500 million Senior Notes due 2024 at a coupon of 5.875 • $800 million due January 2025 24 Accounts payable per cent per annum – issued November 2019 • €500 million Senior Notes due 2026 at a coupon of 6.875 The contractual cash flows of interest-bearing debt (excluding As at 31 March (£ millions) 2020 2019 2018 per cent per annum – issued November 2019 leases) are set out on the next page, including estimated interest payments and assuming the debt will be repaid at the maturity Trade payables 3,723 4,444 4,800 Details of the tranches of the bond repaid in the year ended 31 date. March 2020 are as follows: Liabilities to employees 143 114 139 Liabilities for expenses 1,950 1,757 1,796 Capital creditors 683 768 879 Total accounts payable 6,499 7,083 7,614

F I N A N C I A L S TAT E M E N T S As at 31 March (£ millions) 2020 2019 2018 27 Provisions Due in 1 year or less 765 1,071 794 As at 31 March (£ millions) 2020 2019 2018 2nd and 3rd years 2,039 1,011 1,228 Current 4th and 5th years 2,145 1,696 1,305 Product warranty 731 694 613 More than 5 years 1,441 1,559 1,008 Legal and product liability 124 154 119 Total contractual cash flows 6,390 5,337 4,335 Provisions for residual risk 61 9 7 During the year ended 31 March 2019, the Group entered into UK fleet financing facility Provision for environmental liability 6 14 11 Other employee benefits obligations 7 13 8 a $700 million factored receivables facility that expires in 2021. Under the terms of the facility, the Group de-recognises factored During the year ended 31 March 2020, the Group entered into Restructuring 15 104 -receivables in accordance with IFRS 9 as there are no recourse a secured revolving loan facility letter dated 25 October 2019 Total current provisions 944 988 758 arrangements. with Black Horse Limited, with an aggregate principal amount Non-current of £100 million. The facility is secured by a floating charge over Product warranty 1,155 1,048 980 UK export finance facility inactive own-use (OUVs) vehicles. Legal and product liability 54 43 24 During the year ended 31 March 2020, the Group entered and Undrawn facilities Provision for residual risk 114 31 28 drew down in full a £625 million five-year amortising loan facility Provision for environmental liability 17 15 16 backed by a £500 million guarantee from UK Export Finance. As at 31 March 2020, the Group has a fully undrawn revolving Other employee benefits obligations 15 3 7 credit facility of £1,935 million (2019: £1,935 million, 2018: Total non-current provisions 1,355 1,140 1,055 £1,935 million). This facility is available in full until 2022. Year ended 31 March 2020 Product Legal and Residual Environmental Other employee (£ millions) warranty product liability risk liability benefits Restructuring Total 26 Other financial liabilities obligations Opening balance 1,742 197 40 29 16 104 2,128 Provisions made during the year 1,127 136 153 14 39 32 1,501 As at 31 March (£ millions) 2020 2019 2018 Provisions used during the year (1,014) (85) (9) (12) (32) (120) (1,272) Current Unused amounts reversed in the Lease obligations 73 3 3 period—(71) (13) (8) (1) (1) (94) Impact of unwind of discounting 31 — ——31 Interest accrued 65 33 32 Foreign currency translation—1 4 ——5 Derivative financial instruments 453 523 668 Closing balance 1,886 178 175 23 22 15 2,299 Liability for vehicles sold under a repurchase arrangement 479 469 479 Other 3 14 7 Product warranty provision Total current other financial liabilities 1,073 1,042 1,189 Non-current The Group offers warranty cover in respect of manufacturing The Group considered the impact of the COVID-19 pandemic Lease obligations 468 28 16 defects, which become apparent one to five years after purchase, on its product warranty offerings and associated provisions, and dependent on the market in which the purchase occurred and determined that its existing methodology remained applicable Derivative financial instruments 310 281 257 the vehicle purchased. The group offers warranties of up to eight for the year ended 31 March 2020. Other—1 8 years on batteries in electric vehicles. The estimated liability for Total non-current other financial liabilities 778 310 281 product warranty is recognised when products are sold or when Legal and product liability provision new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency A legal and product liability provision is maintained in respect of and average cost of warranty claims and management estimates compliance with regulations and known litigations that impact regarding possible future warranty claims, customer goodwill the Group. The provision primarily relates to motor accident and recall complaints. The discount on the warranty provision is claims, consumer complaints, retailer terminations, employment calculated using a risk-free discount rate as the risks specific to cases, personal injury claims and compliance with emission and the liability, such as inflation, are included in the base calculation. battery disposal regulations. The timing of outflows will vary as The timing of outflows will vary as and when a warranty claim and when claims are received and settled, which is not known will arise, being typically up to eight years. with certainty.

F I N A N C I A L S TAT E M E N T S Residual risk provision Environmental liability provision 30 Other reserves In certain markets, the Group is responsible for the residual risk This provision relates to various environmental remediation costs The movement of reserves is as follows: arising on vehicles sold by retailers on leasing arrangements. The such as asbestos removal and land clean-up. The timing of when (£ millions) Translation Hedging Cost of hedging Retained Total other provision is based on the latest available market expectations of these costs will be incurred is not known with certainty. reserve reserve reserve earnings reserves future residual value trends. The timing of the outflows will be Balance at 1 April 2019 (337) (506) (33) 5,181 4,305 at the end of the lease arrangements, being typically up to three Other employee benefit obligations Adjustment on initial application of IFRS 16 (net of tax) ——(23) (23) years. Adjusted balance at 1 April 2019 (337) (506) (33) 5,158 4,282 This provision relates to the LTIP scheme for certain employees Loss for the year ——(471) (471) The potential effects of the COVID-19 pandemic, particularly the (see note 9) and other amounts payable to employees. Remeasurement of defined benefit obligation ——983 983 estimated decline and subsequent recovery in the used vehicle Loss on effective cash flow hedges—(334) — (334) market, were included in the Group’s methodology applied in Restructuring provision Gain/(loss) on effective cash flow hedges of inventory—82 (7)—75 estimating the residual value exposure for the year ended 31 Income tax related to items recognised in other comprehensive income—49 1 (155) (105) March 2020. These assessments were performed with reference This provision relates to amounts payable to employees under Cash flow hedges reclassified to profit and loss—571 (8)—563 to both internal and external market inputs. the Group restructuring programme announced and carried out Income tax related to items reclassified to profit or loss—(109) 2—(107) during the years ended 31 March 2020 and 31 March 2019 (note Amounts removed from hedge reserve and recognised in inventory—(48) 15—(33) 4). Income tax related to amounts removed from hedge reserve and recognised in inventory—9 (3)—6 Currency translation differences 21 ——21 Balance at 31 March 2020 (316) (286) (33) 5,515 4,880 28 Other liabilities Of which: Amounts related to continuing hedges n/a (249) (32) n/a (281) Amounts related to discontinued hedges n/a (37) (1) n/a (38) As at 31 March (£ millions) 2020 2019 2018 Current Balance at 1 April 2018 (333) (281) (46) 8,968 8,308 Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax)—(29) 2 (5) (32) Liabilities for advances received 50 86 40 Ongoing service obligations 324 301 244 Adjusted balance at 1 April 2018 (333) (310) (44) 8,963 8,276 Loss for the year ——(3,325) (3,325) VAT 169 199 195 Remeasurement of defined benefit obligation ——(270) (270) Other taxes payable 148 53 43 (Loss)/gain on effective cash flow hedges—(813) 24—(789) Loss on effective cash flow hedges of inventory (161) (36)—(197) Other 25 25 25 Income tax related to items recognised in other comprehensive income—184 2 38 224 Total current other liabilities 716 664 547 Non-current Cash flow hedges reclassified to profit and loss—874 7—881 Income tax related to items reclassified to profit or loss—(166) (1)—(167) Ongoing service obligations 522 504 438 Amounts removed from hedge reserve and recognised in inventory—(141) 19—(122) Other 11 17 16 Income tax related to amounts removed from hedge reserve and recognised—27 (4)—23 in inventory Total non-current other liabilities 533 521 454 Currency translation differences (4) ——(4) Dividend paid ——(225) (225) Balance at 31 March 2019 (337) (506) (33) 5,181 4,305 29 Capital and reserves Of which: Amounts related to continuing hedges n/a (466) (33) n/a (499) Amounts related to discontinued hedges n/a (40)—n/a (40) The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share Balance at 1 April 2017 (329) (2,232) (75) 7,549 4,913 at meetings of the Company. Profit for the year ——1,112 1,112 As at 31 March (£ millions) 2020 2019 2018 Remeasurement of defined benefit obligation ——546 546 Gain on effective cash flow hedges—1,216 25—1,241 Authorised, called up and fully paid Income tax related to items recognised in other comprehensive income—(229) (5) (89) (323) 1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501 Cash flow hedges reclassified to profit and loss—1,190 11—1,201 Income tax related to items reclassified to profit or loss—(226) (2)—(228) Total ordinary share capital 1,501 1,501 1,501 Currency translation differences (4) ——(4) Dividend paid ——(150) (150) The capital redemption reserve of £167 million (2019, 2018: £167 million) was created in March 2011 on the cancellation of share Balance at 31 March 2018 (333) (281) (46) 8,968 8,308 capital. Of which: Amounts related to continuing hedges n/a (250) (43) n/a (293) Amounts related to discontinued hedges n/a (31) (3) n/a (34) 95 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S 31 Dividends Change in present value of defined benefit obligation Year ended 31 March (£ millions) 2020 2019 2018 Year ended 31 March (£ millions) 2020 2019 2018 Dividend proposed for the previous year paid during the year of £nil (2019: Defined benefit obligation at beginning of year 8,648 8,320 9,969 £0.15, 2018: £0.10) per ordinary share — 225 150 Amounts recognised as distributions to equity holders during the year — 225 150 Current service cost 133 158 217 Proposed dividend for the year of £nil (2019: £nil, 2018: £0.15) per ordi- Past service cost/(credit) 4 42 (437) nary share — — 225 Interest expense 203 216 241 Actuarial / losses(gains) arising from: Changes in demographic assumptions 7 (49) (210) 32 Employee benefits Changes in financial assumptions (526) 544 (353) Experience adjustments (139) 32 (99) The Group operates DB pension schemes for qualifying However, the Group believes that due to the long-term nature Exchange differences on foreign schemes 1—(3) employees of certain subsidiaries. The UK defined benefit of the schemes’ liabilities and the strength of the supporting Member contributions 2 2 4 schemes are administered by a trustee with assets held in trusts group, a level of continuing equity-type investments is currently that are legally separate from the Group. The trustee of the an appropriate element of the Group’s long-term strategy to Benefits paid (545) (617) (988) pension schemes is required by law to act in the interest of the manage the schemes efficiently. Plan settlement — (21) members and of all relevant stakeholders in the schemes and is Defined benefit obligation at end of year 7,788 8,648 8,320 responsible for the investment policy with regard to the assets Changes in bond yields of the schemes and all other governance matters. The board of Change in present value of scheme assets the trustee must be composed of representatives of the Group A decrease in corporate bond yields will increase the schemes’ and scheme participants in accordance with each scheme’s liabilities, although this is expected to be partially offset by an Year ended 31 March (£ millions) 2020 2019 2018 regulations. increase in the value of the schemes’ assets, specifically the bond holdings and interest rate hedging instruments. Fair value of schemes’ assets at beginning of year 7,981 7,882 8,508 Under the schemes, the employees are entitled to post- Interest income 190 208 218 retirement benefits based on their length of service and salary. Inflation risk Remeasurement gain/(loss) on the return of plan assets, excluding amounts included in interest income 325 257 (116) Through its defined benefit pension schemes, the Group is Some of the Group’s pension obligations are linked to inflation, exposed to a number of risks, the most significant of which are and higher inflation will lead to higher liabilities (although, in most Administrative expenses (16) (13) (9) detailed below. cases, caps on the level of inflationary increases are in place to Exchange differences on foreign schemes — (1) protect the schemes against high inflation). As noted above, the Employer contributions 231 262 287 Asset volatility schemes hold a significant proportion of assets in index-linked Member contributions 2 2 4 gilts, together with other inflation hedging instruments and also Benefits paid (545) (617) (988) The schemes’ liabilities are calculated using a discount rate set assets that are more closely correlated with inflation. However, with reference to corporate bond yields; if the schemes’ assets an increase in inflation may still create a deficit or increase an Plan settlement — (21) underperform against these corporate bonds, this will create or existing deficit to some degree. Fair value of schemes’ assets at end of year 8,168 7,981 7,882 increase a deficit. The defined benefit schemes hold a significant proportion of equity-type assets, which are expected to Life expectancy The actual return on the schemes’ assets for the year ended 31 March 2020 was £515 million (2019: £465 million, 2018: £102 outperform corporate bonds in the long-term although introduce million). volatility and risk in the short-term. The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will Amounts recognised in the consolidated income statement consist of: The UK schemes hold a substantial level of index-linked gilts and result in an increase in the schemes’ liabilities. This is particularly other inflation and interest rate hedging instruments in order to significant in the UK defined benefit schemes, where inflationary reduce the volatility of assets compared to the liability value, increases result in higher sensitivity to changes in life expectancy. Year ended 31 March (£ millions) 2020 2019 2018 although these will lead to asset value volatility. Current service cost 133 158 217 The tables on the following pages set out the disclosures As the schemes mature, the Group intends to reduce the level of pertaining to the retirement benefit amounts recognised in the Past service cost/(credit) 4 42 (437) investment risk by investing more in assets for which expected consolidated financial statements prepared in accordance with Administrative expenses 16 13 9 income is a better match for the expected benefit outgo. IAS 19: Net interest cost (including onerous obligations) 13 8 23 Components of defined benefit cost/(income) recognised in the 166 221 (188) consolidated income statement

F I N A N C I A L S TAT E M E N T S Amounts recognised in the consolidated statement of comprehensive income consist of: For the valuation at 31 March 2020, the mortality assumptions • For the Jaguar Executive Pension Plan, an average scaling used are the Self-Administered Pension Schemes (‘SAPS’) factor of 94 per cent has been used for male members and Year ended 31 March (£ millions) 2020 2019 2018 mortality base table, in particular S2PxA tables (“Light” tables an average scaling factor of 84 per cent has been used for for members of the Jaguar Executive Pension Plan). female members. Actuarial (losses)/gains arising from: • For the Jaguar Pension Plan, scaling factors of 111 per cent For the valuation at 31 March 2018, the mortality assumptions Changes in demographic assumptions (7) 49 210 to 117 per cent have been used for male members and used were the SAPS mortality base table, in particular S2PxA Changes in financial assumptions 526 (544) 353 scaling factors of 101 per cent to 112 per cent have been tables (“Light” tables for members of the Jaguar Executive Experience adjustments 139 (32) 99 used for female members. Pension Plan). Remeasurement gain/(loss) on the return of schemes’ assets, excluding 325 257 (116) amounts included in interest income • For the Land Rover Pension Scheme, scaling factors of 107 • For the Jaguar Pension Plan, scaling factors of 113 per cent Remeasurement gain/(loss) on net defined benefit obligation 983 (270) 546 per cent to 111 per cent have been used for male members to 119 per cent have been used for male members and and scaling factors of 101 per cent to 109 per cent have scaling factors of 102 per cent to 114 per cent have been been used for female members. used for female members. Amounts recognised in the consolidated balance sheet consist of: • For the Jaguar Executive Pension Plan, an average scaling • For the Land Rover Pension Scheme, scaling factors of 108 factor of 94 per cent has been used for male members and per cent to 113 per cent have been used for male members As at 31 March (£ millions) 2020 2019 2018 an average scaling factor of 84 per cent has been used for and scaling factors of 102 per cent to 111 per cent have Present value of unfunded defined benefit obligations (2) (2) (1) female members. been used for female members. Present value of funded defined benefit obligations (7,786) (8,646) (8,319) Fair value of schemes’ assets 8,168 7,981 7,882 For the valuation at 31 March 2019, the mortality assumptions • For the Jaguar Executive Pension Plan, an average scaling used were the SAPS mortality base table, in particular S2PxA factor of 95 per cent has been used for male members and Net retirement benefit obligation 380 (667) (438) tables (“Light” tables for members of the Jaguar Executive an average scaling factor of 85 per cent has been used for Presented as non-current asset 408 — Pension Plan). female members. Presented as non-current liability (28) (667) (438) • For the Jaguar Pension Plan, scaling factors of 112 per cent For the 2020 year end calculations there is an allowance for to 118 per cent have been used for male members and future improvements in line with the CMI (2019) projections and The most recent valuations of the defined benefit schemes for better incorporate the interaction between inflation volatility scaling factors of 101 per cent to 112 per cent have been an allowance for long-term improvements of 1.25 per cent per accounting purposes were carried out at 31 March 2020 by a and the level of the cap. The revised model is in line with the used for female members. annum and a smoothing parameter of 7.5, (2019: CMI (2018) qualified independent actuary. The present value of the defined existing model used for increases to pensions in payment. projections with 1.25 per cent per annum improvements and a benefit liability, and the related current service cost and past • For the Land Rover Pension Scheme, scaling factors of 107 smoothing parameter of 7.5, 2018: CMI (2017) projections with service cost, were measured using the projected unit credit In addition, in order to reflect potential changes in future RPI per cent to 112 per cent have been used for male members 1.25 per cent per annum improvements). method. The asset valuations are taken from the asset custodian (related to the Government’s consultation on RPI Reform), the and scaling factors of 101 per cent to 109 per cent have for each scheme together with the balance of the Trustee bank assumed difference between RPI and CPI inflation was reduced been used for female members. accounts. from 1% p.a. to 0.75% p.a. Benefits accruing for active members of the UK DB schemes are The combined impact of the two inflation related changes noted revalued each year whilst in service in line with CPI inflation plus above was to reduce the UK pension liability by £91 million. The assumed life expectations on retirement at age 65 are: 0.5% per annum, but capped at 2.5%—this level of increase is referred to as “CARE revaluation”. As at 31 March 2020, based The principal assumptions used in accounting for the pension on advice from the Group’s actuarial advisor, Mercer, the Group schemes are set out below: modified its approach to deriving the CARE revaluation rate to As at 31 March (years) 2020 2019 2018 Retiring today: Males 21.0 21.0 21.3 Year ended 31 March (%) 2020 2019 2018 Females 23.2 23.2 23.4 Discount rate 2.4% 2.4% 2.7% Retiring in 20 years: Expected rate of increase in benefit revaluation of covered employees 2.0% 2.4% 2.3% Males 22.5 22.4 22.5 RPI inflation rate 2.6% 3.2% 3.1% Females 25.2 25.1 25.1 Whilst salary inflation is no longer used in the calculation of the Projected Benefit Obligation or Service Cost the Group’s assumption for this, on average over the medium term, has reduced from CPI +0.5% to CPI as at 31 March 2020.

F I N A N C I A L S TAT E M E N T S A past service cost of £4 million has been recognised in the year retirement benefits would be calculated each year and revalued The fair value of schemes’ assets is represented by the following major categories ended 31 March 2020. This reflects benefit improvements for until retirement in line with a prescribed rate rather than based certain members as part of the Group restructuring programme. upon a member’s final salary at retirement. As at 31 March 2020 2019 2018 (£ millions) A past service cost of £42 million was recognised in the year The sensitivity analysis below is based on a change in an Quoted* Unquoted Total % Quoted* Unquoted Total % Quoted* Unquoted Total % ended 31 March 2019. This reflects benefit improvements for assumption while holding all other assumptions constant. In Equity certain members as part of the Group restructuring programme practice, this is unlikely to occur, and changes in some of the instruments and a past service cost following a High Court ruling in October assumptions may be correlated. When calculating the sensitivity Information 2018. As a result of the ruling, pension schemes are required to of the defined benefit obligation to significant actuarial technology 124—124 1% 79—79 1% 132—132 2% equalise male and female members’ benefits for the inequalities assumptions, the same method (present value of the defined Energy 10—10—34—34 1% 56—56 1% within guaranteed minimum pension (‘GMP’) earned between benefit obligation calculated with the projected unit credit Manufacturing 70—70 1% 58—58 1% 96—96 1% 17 May 1990 and 5 April 1997. The Group historically made method at the end of the reporting period) has been applied Financials 45—45 1% 91—91 1% 151—151 2% no assumptions for the equalisation of GMP and therefore as when calculating the pension liability recognised within the Other 249—249 3% 251—251 3% 417—417 5% considered the change to be a plan amendment. consolidated balance sheet. 498—498 6% 513—513 7% 852—852 11% Debt A past service credit of £437 million was recognised in the The methods and types of assumptions used in preparing the instruments year ended 31 March 2018 after the Group approved and sensitivity analysis did not change compared to previous periods. Government 1,944—1,944 24% 2,509—2,509 31% 2,524—2,524 32% communicated to its defined benefit schemes’ members that the Corporate defined benefit schemes’ rules were to be amended with effect bonds from 6 April 2017. As a result, among other changes, future (investment grade) 1,245 348 1,593 19% 149 1,694 1,843 23% 20 1,836 1,856 24% Corporate bonds (Non Assumption Change in assumption Impact on scheme liabilities Impact on service cost investment grade)—750 750 9%—613 613 8%—584 584 7% Discount rate Increase/decrease by 0.25% Decrease/increase by c.£390 million Decrease/increase by £7 million 3,189 1,098 4,287 52% 2,658 2,307 4,965 62% 2,544 2,420 4,964 63% Property Inflation rate Increase/decrease by 0.25% Increase/decrease by c.£230 million Increase/decrease by £3 million Mortality Increase/decrease by 1 year Increase/decrease by c.£280 million Increase/decrease by £4 million funds UK—273 273 3%—244 244 3%—165 165 2% Other—239 239 3%—229 229 3%—160 160 2%—512 512 6%—473 473 6%—325 325 4% Cash and cash equivalents 678—678 8% 210—210 3% 218—218 3% Other Hedge funds—475 475 6%—310 310 4%—356 356 4% Private markets—562 562 7% 4 336 340 4% 2 252 254 3% Alternatives—594 594 7% 16 810 826 10% 470 214 684 9%—1,631 1,631 20% 20 1,456 1,476 18% 472 822 1,294 16% Derivatives Foreign exchange contracts—(35) (35) — 16 16 — 1 1 -Interest rate and inflation swaps—545 545 7%—328 328 4%—228 228 3% Equity protection derivatives—52 52 1% — — — ——562 562 8%—344 344 4%—229 229 3% Total 4,365 3,803 8,168 100% 3,401 4,580 7,981 100% 4,086 3,796 7,882 100% *Quoted prices for identical assets or liabilities in active markets. As at 31 March 2020, the schemes held Gilt Repos. The net value for the Repo transactions is £2,639 million at 31 March 2020 of these transactions is included in the value of government (2019: £1,528 million, 2018: £1,287 million). bonds in the table ablove. The value of the funding obligation

F I N A N C I A L S TAT E M E N T S Due to the economic effects of actions taken in response to the to pay £160 million to its defined benefit schemes, in total, for liabilities of £44 million (2019: £41 million, 2018: £42 million). outstanding commitment of CNY 1,525 million translates to COVID-19 disease there is a higher degree of uncertainty in the the year ended 31 March 2021 (allowing for the deferral). These mainly relate to tax audits and tax litigation claims. £174 million at the 31 March 2020 exchange rate. valuations placed on some of the “unquoted” assets including property assets. In some cases the additional uncertainty Defined contribution schemes Commitments At each of 31 March 2019 and 31 March 2018, the outstanding will be small, however some managers have reported material commitment was CNY 2,125 million (£243 million and £241 uncertainty in their valuations. The directors consider these The Group’s contribution to defined contribution schemes for the The Group has entered into various contracts with vendors million at the respective period end exchange rates) restated valuations to be the best estimate of the valuation of these year ended 31 March 2020 was £86 million (2019: £93 million, and contractors for the acquisition of plant and equipment and to reflect an additional CNY 1,500 million that was committed investments, but there is a higher degree of uncertainty 2018: £77 million). various civil contracts of capital nature aggregating to £1,217 during the year ended 31 March 2017. compared to previous years. million (2019: £1,054 million, 2018: £853 million) and £14 33 Commitments and contingencies million (2019: £20 million, 2018: £15 million) relating to the The Group’s share of capital commitments of its joint venture at Private Equity holdings have been measured using the most acquisition of intangible assets. 31 March 2020 is £69 million (2019: £151 million, 2018: £159 recent valuations, adjusted for cash and currency movements In the normal course of business, the Group faces claims and million) and contingent liabilities of its joint venture at 31 March between the last valuation date and 31 March 2020. The latest assertions by various parties. The Group assesses such claims Commitments and contingencies also includes £376 million 2020 is nil (2019: nil, 2018: £1 million). valuations for these assets precede the negative impact of the and assertions and monitors the legal environment on an ongoing (2019: £222 million, 2018: £149 million) relating to contractual COVID-19 pandemic on financial markets. Given the movements basis, with the assistance of external legal counsel wherever claims and commitments. The timing of any outflow will vary as 34 Capital management in listed equity markets, the valuation of Private Equity holdings necessary. The Group records a liability for any claims where a and when claims are received and settled, which is not known may vary significantly. The value of the Private Equity holdings in potential loss is probable and capable of being estimated and with certainty. The Group’s objectives when managing capital are to ensure the JLR UK Plans included above is £342 million as at 31 March discloses such matters in its financial statements, if material. For the going concern operation of all subsidiary companies within 2020. potential losses that are considered possible, but not probable, The remaining financial commitments, in particular the purchase the Group and to maintain an efficient capital structure to the Group provides disclosure in the consolidated financial commitments and guarantees, are of a magnitude typical for the support ongoing and future operations of the Group and to meet Jaguar Land Rover contributes towards the UK defined benefit statements but does not record a liability unless the loss industry. shareholder expectations. schemes. The 5 April 2018 statutory funding valuations were becomes probable. Such potential losses may be of an uncertain completed in December 2018. As a result of these valuations it timing and/or amount. Inventory of £127 million (2019, 2018: £nil), trade receivables The Group issues debt, primarily in the form of bonds, to meet is intended to eliminate the pension scheme funding deficits over with a carrying amount of £nil (2019: £114 million, 2018: £155 anticipated funding requirements and maintain sufficient the 10 years to 31 March 2028. There is currently no additional The following is a description of claims and contingencies where million), property, plant and equipment with a carrying amount liquidity. The Group also maintains certain undrawn committed liability over the projected benefit obligation (based on current a potential loss is possible, but not probable. Management of £nil (2019, 2018: £nil) and restricted cash with a carrying credit facilities to provide additional liquidity. These borrowings, legal advice the Group will not be required to recognise an believes that none of the contingencies described below, either amount of £nil (2019, 2018: £nil) are pledged as collateral/ together with cash generated from operations, are loaned additional obligation in the future), and no restrictions on the individually or in aggregate, would have a material adverse effect security against the borrowings and commitments. internally or contributed as equity to certain subsidiaries as Group’s ability to realise any surplus in the scheme. JLR has on the Group’s financial condition, results of operations or cash required. Surplus cash in subsidiaries is pooled (where practicable) taken legal advice considering the documentation of the UK flows. Stipulated within the joint venture agreement for Chery Jaguar and invested to satisfy security, liquidity and yield requirements. schemes and the regulatory environment. This confirmed the Land Rover Automotive Co. Ltd, and subsequently amended by a recoverability of any surplus in the scheme and JLR has based its Litigation and product related matters change to the Articles of Association of Chery Jaguar Land Rover The capital structure and funding requirements are regularly accounting judgement on this advice. Automotive Co. Ltd. is a commitment for the Group to contribute monitored by the JLR plc Board to ensure sufficient liquidity The Group is involved in legal proceedings, both as plaintiff and a total of CNY 5,000 million of capital. Of this amount, CNY is maintained by the Group. All debt issuance and capital In line with the schedule of contributions agreed following the as defendant. There are claims and potential claims of £40 3,475 million has been contributed as at 31 March 2020. The distributions are approved by the JLR plc Board. 2018 statutory funding valuations, the current ongoing Group million (2019: £17 million, 2018: £17 million) against the Group contribution rate for defined benefit accrual has reduced to c.21 which management has not recognised, as settlement is not per cent of pensionable salaries in the UK, reflecting the 2017 considered probable. These claims and potential claims pertain As at 31 March (£ millions) 2020 2019 2018 benefit restructure. to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles Deficit contributions are paid in line with the schedule of and/or compensation for deficiency in the services by the Group Short-term debt 599 884 655 contributions at a rate of £60 million per year until 31 March or its retailers. Long-term debt 5,285 3,627 3,076 2024 followed by £25 million per year until 31 March 2028, Total debt* 5,884 4,511 3,731 although as part of JLR’s response to the COVID-19 disease The Group has provided for the estimated cost of repair Equity attributable to shareholders 6,548 5,973 9,976 JLR has agreed to defer all of its contributions payable for April, following the passenger safety airbag issue in the United States, Total capital 12,432 10,484 13,707 May and June 2020 until the year ending 31 March 2022. This China, Canada, Korea, Taiwan, Australia and Japan. The Group agreement is reflected in an updated Schedule of Contributions recognises that there is a potential risk of further recalls in the *Total debt includes lease obgliations of £541 million (2019: £31 million, 2018: £19 million) dated 29 April 2020. future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future The average duration of the benefit obligations at 31 March costs associated with this warranty issue. 35 Financial instruments The details of significant accounting policies, including the 2020 is 19.0 years (2019: 19.0 years, 2018: 20.4 years). criteria for recognition, the basis of measurement and the basis Other taxes and duties This section gives an overview of the significance of financial on which income and expenses are recognised, in respect of each The expected net periodic pension cost for the year ended 31 instruments for the Group and provides additional information class of financial asset, financial liability and equity instrument, March 2021 is expected to be £140 million. The Group expects Contingencies and commitments include tax contingent on balance sheet items that contain financial instruments. are disclosed in note 2.

F I N A N C I A L S TAT E M E N T S (A) Financial assets and liabilities The following table shows the carrying amount and fair value of each category of financial assets and liabilities as at 31 March 2018 under IAS 39: The following table shows the carrying amount and fair value of each category of financial assets and liabilities as at 31 March 2020: Loans and Derivatives in (£ millions) Held to receivables and hedging Fair value through Total carrying Total fair Fair Value Through Profit and Loss maturity other financial profit and loss value value liabilities relationship (£ millions) Amortised Financial Derivatives other than Derivatives in Total carrying Total fair cost assets in hedging relationship hedging relationship value value Short-term deposits and other investments 36 1,995 — 2,031 2,031 Cash and cash equivalents 2,271 ——2,271 2,271 Other financial assets—current—230 185 79 494 494 Short-term deposits and other investments 1,393 ——1,393 1,393 Other financial assets—non-current—128 266 20 414 414 Trade receivables 833 ——833 833 Total financial assets 36 2,353 451 99 2,939 2,939 Investments—37 — 37 37 Other financial assets—current 142—153 88 383 383 Short-term borrowings* 652 — 652 655 Other financial assets—non-current 115—9 133 257 257 Total financial assets 4,754 37 162 221 5,174 5,174 Long-term borrowings** 3,060 — 3,060 3,090 Other financial liabilities—current 521 585 83 1,189 1,189 Accounts payable 6,499 ——6,499 6,499 Other financial liabilities—non-current 24 250 7 281 281 Short-term borrowings 526 ——526 512 Total financial liabilities 4,257 835 90 5,182 5,215 Long-term borrowings* 4,817 ——4,817 3,859 Other financial liabilities—current 620—204 249 1,073 1,073 *Included within short-term borrowings shown in other financial liabilities are foreign currency denominated borrowings totalling £498 million designated as the hedging instrument in a cash flow Other financial liabilities—non-current 468—48 262 778 778 hedge against forecast revenue. The 2018 comparative balances have been represented, in order to fully reflect the split between short-term and long-term borrowings. **Included in the long-term borrowings shown in other financial liabilities is £342 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £10 Total financial liabilities 12,930—252 511 13,693 12,721 million of fair value adjustments as a result of the hedge relationship. Also included are foreign currency denominated borrowings totalling £712 million designated as the hedging instrument in a cash flow hedge against forecast revenue. The 2018 comparative balances have been represented, in order to fully reflect the split between short-term and long-term borrowings. *Included in the long-term borrowings shown in other financial liabilities is £891 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £45 million of fair value adjustments as a result of the hedge relationship. Offsetting The following table shows the carrying amount and fair value of each category of financial assets and liabilities as at 31 March 2019: Certain financial assets and financial liabilities are subject to Derivative financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right master netting arrangements whereby in the case of insolvency, to set off recognised amounts and the Group intends to either derivative financial assets and financial liabilities can be settled Fair Value Through Profit and Loss settle on a net basis or to realise the asset and settle the liability on a net basis. Amortised Derivatives other than Derivatives in simultaneously. (£ millions) cost and Financial in hedging hedging Total carrying Total fair other financial assets relationship relationship value value liabilities Cash and cash equivalents 2,747 ——2,747 2,747 Short-term deposits and other investments 1,028 ——1,028 1,028 Trade receivables 1,362 ——1,362 1,362 Investments—69 — 69 69 Other financial assets—current 181—31 102 314 314 Other financial assets—non-current 116—11 43 170 170 Total financial assets 5,434 69 42 145 5,690 5,690 Accounts payable 7,083 ——7,083 7,083 Short-term borrowings* 881 ——881 877 Long-term borrowings** 3,599 ——3,599 3,245 Other financial liabilities—current 519—97 426 1,042 1,042 Other financial liabilities—non-current 29—15 266 310 310 Total financial liabilities 12,111—112 692 12,915 12,557 *Included within short-term borrowings shown in other financial liabilities are foreign currency denominated borrowings totalling £768 million designated as the hedging instrument in a cash flow hedge against forecast revenue. **Included in the long-term borrowings shown in other financial liabilities is £813 million that is designated as the hedged item in a fair value hedge relationship. Included within this figure is £5 million of fair value adjustments as a result of the hedge relationship.

F I N A N C I A L S TAT E M E N T S The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the Fair value hierarchy There were no transfers in the year ended 31 March 2018. amounts that are available for offset only under certain conditions as at 31 March 2020: Financial instruments held at fair value are required to be The financial instruments that are measured subsequent to measured by reference to the following levels: initial recognition at fair value are classified as Level 2 fair value Amounts subject to a master netting arrangement measurements, as defined by IFRS 13, being those derived from • Quoted prices in an active market (Level 1): this level of inputs other than quoted prices that are observable. These Gross Gross amount of Net amount Cash Net amount hierarchy includes financial instruments that are measured valuation techniques maximise the use of observable market £ millions amount recognised set presented in the Financial collateral after off in the balance instruments (received) / by reference to quoted prices (unadjusted) in active markets data where it is available and rely as little as possible on entity-recognised sheet balance sheet pledged offsetting for identical assets or liabilities; specific estimates. Fair values of forward derivative financial Financial assets assets and liabilities are estimated by discounting expected Derivative financial assets 383—383 (377)—6 • Valuation techniques with observable inputs (Level 2): this future contractual cash flows using prevailing market interest Cash and cash equivalents 2,981 (710) 2,271 — 2,271 level of hierarchy includes financial assets and liabilities rate curves from Reuters. Commodity swap contracts are 3,364 (710) 2,654 (377)—2,277 measured using inputs other than quoted prices included similarly fair valued by discounting expected future contractual Financial liabilities within Level 1 that are observable for the asset or liability, cash flows. Option contracts on foreign currency are entered into Derivative financial liabilities 763—763 (377)—386 either directly (i.e. as prices) or indirectly (i.e. derived from on a zero cost collar basis and fair value estimates are calculated Short-term borrowings 1,236 (710) 526 — 526 prices); and from standard Black-Scholes options pricing methodology, using 1,999 (710) 1,289 (377)—912 prevailing market interest rates and volatilities. The estimate • Valuation techniques with significant unobservable inputs of fair values for cross-currency swaps is calculated using (Level 3): this level of hierarchy includes financial assets discounted estimated future cash flows. Estimates of the future The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the and liabilities measured using inputs that are not based on floating-rate cash flows are based on quoted swap rates, future amounts that are available for offset only under certain conditions as at 31 March 2019: observable market data (unobservable inputs). Fair values prices and interbank borrowing rates (“LIBOR”). are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices Additionally, a credit valuation adjustment/debit value Amounts subject to a master netting arrangement from observable current market transactions in the same adjustment is taken on derivative financial assets and liabilities instrument nor based on available market data. and is calculated by discounting the fair value gain or loss on Gross Gross amount of Net amount Cash Net amount the financial derivative using credit default swap (“CDS”) prices £ millions amount recognised set presented in the Financial collateral after recognised off in the balance balance sheet instruments (received) / offsetting Of the financial assets held at 31 March 2020 and classified as quoted for the counterparty or Jaguar Land Rover respectively. sheet pledged Level 3, 93 per cent (2019: 91 per cent, 2018: 97 per cent) were CDS prices are obtained from Reuters. Financial assets valued using recent transaction values and 7 per cent (2019: Derivative financial assets 187—187 (187) — 9 per cent, 2018: 3 per cent) were valued using an alternative The long-term borrowings are held at amortised cost. The fair Cash and cash equivalents 3,175 (428) 2,747 — 2,747 technique. value of the listed debt for disclosure purposes is determined 3,362 (428) 2,934 (187)—2,747 using Level 1 valuation techniques, based on the closing price Financial liabilities Recent transaction values as at 31 March 2020 on the Luxembourg Stock Exchange Derivative financial liabilities 804—804 (187)—617 multilateral trading facility (“EURO MTF”) market, for unsecured Short-term borrowings 1,309 (428) 881 — 881 The pricing of recent investment transactions is the main input listed bonds. For bank loans, Level 2 valuation techniques are 2,113 (428) 1,685 (187)—1,498 of valuations performed by the Group. The Group’s policy is to used. use observable market data where possible for its valuations and, in the absence of portfolio company earnings or revenue Fair values of cash and cash equivalents, short-term deposits, The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the to compare, or of relevant comparable businesses’ data, recent trade receivables and payables, unsecured listed bonds and amounts that are available for offset only under certain conditions as at 31 March 2018: transaction prices represent the most reliable observable inputs. other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due Alternative valuation methodologies to the short term maturing of the instruments and as the impact Amounts subject to a master netting arrangement of discounting is not significant. Gross Gross amount of Net amount Cash Net amount Alternative valuation methodologies are used by the Group for £ millions amount recognised set presented in the Financial collateral after off in the balance instruments (received) / reasons specific to individual assets. At 31 March 2020, the Other investments that are not equity accounted for are recognised sheet balance sheet pledged offsetting alternative technique used was net asset value, representing recognised at fair value. Where there is an active quoted market, Financial assets 100 per cent of alternatively valued assets. the fair value is determined using Level 1 valuation techniques, Derivative financial assets 550—550 (531)—19 based on the closing price at year end. The valuation as at 31 Cash and cash equivalents 2,806 (180) 2,626 — 2,626 There has been no change in the valuation techniques adopted in March 2020 is £17 million (2019: £46 million, 2018: £nil). 3,356 (180) 3,176 (531)—2,645 either current or prior financial years as presented. There were no Where there is no active quoted market, the fair values have Financial liabilities transfers between fair value levels in the current financial year. In been determined using Level 3 valuation techniques and the Derivative financial liabilities 925—925 (531)—394 the previous financial year ended 31 March 2019, the investment closing valuation as at 31 March 2020 is £20 million (2019: £23 Short-term borrowings 832 (180) 652 — 652 in Lyft, Inc. (note 15) transferred from Level 3 to Level 1 as a million, 2018: £28 million). The fair value loss recognised in the 1,757 (180) 1,577 (531)—1,046 result of the Lyft, Inc. initial public offering on 29 March 2019. consolidated income statement for Level 3 investments for the

F I N A N C I A L S TAT E M E N T S year ended 31 March 2020 is £1 million (2019: gain of £2 million, the consolidated statement of comprehensive income, the The following table sets forth information relating to foreign currency exposure as at 31 March 2018: 2018: gain of £2 million). consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash flow statement, Management uses its best judgement in estimating the where any transaction references more than one currency or As at 31 March 2018 (£ millions) US Dollar Chinese Yuan Euro Others fair value of its financial instruments. However, there are where assets/liabilities are denominated in a currency other than inherent limitations in any estimation technique. Therefore, for the functional currency of the respective consolidated entities. Financial assets 1,315 540 1,372 478 substantially all financial instruments, the fair value estimates Financial liabilities (3,044) (580) (3,344) (421) presented above are not necessarily indicative of all the amounts Considering the countries and economic environment in which Net exposure (liability)/asset (1,729) (40) (1,972) 57 that the Group could have realised in a sales transaction as of the Group operates, its operations are subject to risks arising 10% appreciation/depreciation of the currency would result in the respective dates. The estimated fair value amounts as at from fluctuations in exchange rates in those countries. The risks additional (loss)/gain: 31 March 2020, 2019 and 2018 have been measured as at primarily relate to fluctuations in US Dollar, Chinese Yuan and In other comprehensive income (117)/117 — n/a the respective dates. As such, the fair values of these financial Euro against the functional currency of the Company and its In the consolidated income statement (52)/52 (4)/4 (197)/197 n/a instruments subsequent to the respective reporting dates may subsidiaries. be different from the amounts reported at each year end. Foreign exchange risk on future transactions is mitigated through (B) Financial risk management the use of derivative contracts. The Group is also exposed to Commodity price risk to GBP floating-rate debt. The derivative instruments and the fluctuations in exchange rates that impact the valuation of foreign foreign currency fixed-rate debt are designated in fair value and The Group is exposed to foreign currency exchange rate, currency denominated assets and liabilities of its National Sales The Group is exposed to commodity price risk arising from the cash flow hedging relationships. Further detail is given in section commodity price, interest rate, liquidity and credit risks. The Companies and also foreign currency denominated balances purchase of certain raw materials such as aluminium, copper, (C) below. Group has a risk management framework in place, which on the Group’s consolidated balance sheet at each reporting platinum and palladium. This risk is mitigated through the use monitors all of these risks as discussed below. This framework is period end. In addition to the derivatives designated in hedging of derivative contracts and fixed-price contracts with suppliers. The risk estimates provided assume a parallel shift of 100 basis approved by the JLR plc Board. relationships as detailed in section (C), the Group enters into The derivative contracts are not hedge accounted under IFRS 9 points in interest rates across all yield curves. This calculation foreign currency contracts as economic hedges of recognised but are instead measured at fair value through profit or loss. also assumes that the change occurs at the balance sheet date Foreign currency exchange rate risk foreign currency debt. and has been calculated based on risk exposures outstanding The total fair value loss on commodities of £74 million (2019: as at that date. The year-end balances are not necessarily The fluctuation in foreign currency exchange rates may have The following table sets forth information relating to foreign £9 million gain, 2018: £28 million gain) has been recognised in representative of the average debt outstanding during the year. a potential impact on the consolidated income statement, currency exposure as at 31 March 2020: “Foreign exchange (loss)/gain and fair value adjustment” in the consolidated income statement. The amounts reported do not As at 31 March 2020, short-term borrowings of £225 million reflect the purchasing benefits received by the Group (which are (2019: £114 million, 2018: £155 million) and long-term included within “Material and other cost of sales”). borrowings of £1,260 million (2019: £768 million, 2018: £nil) As at 31 March 2020 (£ millions) US Dollar Chinese Yuan Euro Others were subject to a variable interest rate. An increase/decrease A 10 per cent appreciation/depreciation of all commodity prices of 100 basis points in interest rates at the balance sheet date Financial assets 1,785 484 1,205 409 underlying such contracts would have resulted in a gain/loss of would result in an impact of £15 million (2019: £9 million, 2018: Financial liabilities (2,791) (523) (4,312) (412) £49 million (2019: £53 million, 2018: £50 million). £2 million) in the consolidated income statement and £nil (2019 Net exposure liability (1,006) (39) (3,107) (3) and 2018: £nil) in other comprehensive income. 10% appreciation/depreciation of the currency would result in Interest rate risk additional (loss)/gain: The Group’s sensitivity to interest rates has increased during In other comprehensive income ——n/a Interest rate risk is the risk that changes in market interest rates the current year mainly due to the increase in variable rate debt In the consolidated income statement (101)/101 (4)/4 (311)/311 n/a will lead to changes in interest income and expense for the Group. instruments. In addition to issuing long-term fixed-rate bonds, the Group Liquidity risk The following table sets forth information relating to foreign currency exposure as at 31 March 2019: has other facilities in place that are primarily used to finance working capital and are subject to variable interest rates. When Liquidity risk is the risk that the Group will not be able to meet its undertaking a new debt issuance, the JLR plc Board will consider financial obligations as they fall due. As at 31 March 2019 (£ millions) US Dollar Chinese Yuan Euro Others the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding The Group’s policy on liquidity risk is to maintain sufficient Financial assets 2,383 219 1,377 327 costs. liquidity in the form of cash and undrawn borrowing facilities to Financial liabilities (3,349) (424) (3,524) (385) meet the Group’s operating requirements with an appropriate Net exposure liability (966) (205) (2,147) (58) The Group uses cross-currency interest rate swaps to convert level of headroom. 10% appreciation/depreciation of the currency would result in some of its issued debt from foreign denominated fixed rate debt additional (loss)/gain: In other comprehensive income (76)/76 — n/a In the consolidated income statement (21)/21 (21)/21 (215)/215 n/a

F I N A N C I A L S TAT E M E N T S The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments: The Group has reviewed trade and other receivables not yet due Trade and other receivables past due and impaired are set out and not impaired and no material issues have been identified. below: Carrying Contractual 1 year 1 to <2 2 to <5 5 years As at 31 March 2020 (£ millions) amount cash flows or less years years and over As at 31 2020 2020 2020 2019 2019 2019 2018 2018 2018 Financial liabilities March (£ Gross Impairment Expected Gross Impairment Expected Gross Impairment Expected millions) Loss Rate Loss Rate Loss Rate Accounts payable 6,499 6,499 6,499 ——Not yet due 675 2 -% 1,190 1 -% 1,413 2 -% Long-term borrowings and interest thereon 4,817 5,828 218 739 3,430 1,441 Overdue < Short-term borrowings and interest thereon 526 536 536 — -3 months 141 1 1% 173 —% 216 —% Lease obligations 541 903 112 90 208 493 Overdue Other financial liabilities 547 513 498 11 4 ->3<6 mon-Derivative financial instruments 763 894 491 272 131—ths 10 1 10% 3 —% 1 1 100% Total contractual maturities 13,693 15,173 8,354 1,112 3,773 1,934 Overdue >6 months 18 7 39% 14 11 79% 48 47 98% Total 844 11 1,380 12 1,678 50 Carrying Contractual 1 year or 1 to <2 2 to <5 5 years As at 31 March 2019 (£ millions) amount cash flows less years years and over Financial liabilities Included within trade receivables is £nil (2019: £114 million, Commodity derivatives are not hedge accounted. Foreign Accounts payable 7,083 7,083 7,083 ——2018: £155 million) of receivables that are part of a debt factoring currency forward contracts, foreign currency options and foreign Long-term borrowings and interest thereon 3,599 5,186 946 449 2,232 1,559 arrangement. These assets do not qualify for de-recognition due currency denominated borrowings may be designated as hedging Short-term borrowings and interest thereon 881 881 881 ——to the recourse arrangements in place. The related liability of instruments in a cash flow hedge relationship against forecast Finance lease obligations 31 62 7 7 15 33 £nil (2019: £114 million, 2018: £155 million) is in short-term foreign currency transactions to mitigate foreign currency Other financial liabilities 517 554 527 12 15—borrowings. Both the asset and associated liability are classified exchange risk associated with those transactions. In addition, Derivative financial instruments 804 1,076 592 313 144 27 in amortised cost and other financial liabilities respectively. the Group uses cross-currency interest rate swaps to hedge its Total contractual maturities 12,915 14,842 10,036 781 2,406 1,619 foreign currency exchange risk associated with recognised long-Off-balance sheet financial arrangements term borrowings. These instruments are designated in both cash Carrying Contractual 1 year 1 to <2 2 to <5 5 years As at 31 March 2018 (£ millions) flow and fair value hedging relationships. amount cash flows or less years years and over At the end of FY20, Jaguar Land Rover Limited (a subsidiary of Financial liabilities the Company) had sold £392 million equivalent of receivables In all cases the Group uses a hedge ratio of 1:1. The critical terms Accounts payable 7,614 7,614 7,614 — -under a $700 million factored receivables facility signed in March of the derivative contracts are aligned with those of the hedged Long-term borrowings and interest thereon 3,060 3,638 120 824 1,686 1,008 2019. item. The Group allows a maximum hedging term of five years Short-term borrowings and interest thereon 652 668 668 — -for forecast transactions. The Group’s risk management policy Finance lease obligations 19 32 6 4 11 11 (C) Derivatives and hedge accounting allows for decreasing levels of hedging as the forecasting horizon Other financial liabilities 526 555 525 15 15—Derivative financial instruments 925 1,207 748 322 124 13 increases. Total contractual maturities 12,796 13,714 9,681 1,165 1,836 1,032 The Group’s operations give rise to revenue, raw material purchases and borrowings in currencies other than the Group’s A 10 per cent depreciation/appreciation in Sterling against presentation currency of GBP. The Group forecasts these the foreign currency underlying contracts within the Group’s Credit risk external credit rating. transactions over the medium term and enters into derivative derivative portfolio that are sensitive to changes in foreign contracts to mitigate the resulting foreign currency exchange exchange rates (including the impact to the fair value adjustment Credit risk is the risk of financial loss to the Group if a counterparty To a lesser extent the Group has an exposure to counterparties risk, interest rate risk and commodity price risk. The Group’s risk of foreign currency borrowings designated as the hedged item to a financial instrument fails to meet its contractual obligation. on trade receivables and other financial assets. The Group seeks management strategy allows for hedge accounting when the in a fair value hedge relationship) would have resulted in the The majority of the Group’s credit risk pertains to the risk to mitigate credit risk on sales to third parties through the use of derivatives meet the hedge accounting criteria as set out in IFRS approximate additional (loss)/gain shown in the following table: of financial loss arising from counterparty default on cash payment at the point of delivery, credit limits, credit insurance 9 as well as the Group’s risk management objectives. investments. and letters of credit from banks that meet internal rating criteria. The carrying amount of financial assets represents the maximum Further, the Group considers the relevance of the COVID-19 As at 31 March (£ millions) 2020 2019 2018 credit exposure. None of the financial instruments of the Group pandemic to the recoverability of receivables from third parties. result in material concentrations of credit risks. 10% depreciation in Sterling against the foreign currency: Financial assets In other comprehensive income (547) (273) (908) All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the None of the Group’s cash equivalents, including term deposits In the consolidated income statement 64 109 116 current market valuation of derivative contracts. To support with banks, are past due or impaired. Regarding other financial 10% appreciation in Sterling against the foreign currency: this, the JLR plc Board has implemented an investment policy assets that are neither past due nor impaired, there were no In other comprehensive income 554 244 773 that places limits on the maximum cash investment that can be indications as at 31 March 2020 (2019 and 2018: no indications) In the consolidated income statement (36) (75) (95) made with any single counterparty depending on their published that defaults in payment obligations will occur.

F I N A N C I A L S TAT E M E N T S The following table sets out the change in the Group’s exposure to interest rate risk as a result of cross-currency interest rate swaps: The table below sets out the timing profile of the hedge accounted derivatives: Foreign currency receivable Reporting currency payable Carrying value assets / Outstanding contracts average interest rate average interest rate Outstanding contracts Average strike rate Nominal amounts (liabilities) % % % % % % £m £m £m £m £m £m 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 2020 2019 2018 Cross currency interest rate swaps Cash flow hedges of foreign < 1 year — — — exchange risk on forecast transactions Between 1-5 years — — — Derivative instruments >5 years 4.500 4.500 4.500 LIBOR + 3.235 LIBOR + 3.235 LIBOR + 2.033 Sell—USD <1 year 0.7229 0.6756 0.6483 1,766 1,584 2,257 (157) (187) (178) The following table shows the impact that would result from derivatives in fair value hedging relationships given an increase/decrease Between 1-5 years 0.7649 0.6989 0.6771 5,098 1,945 2,988 (190) (114) (55) of 100 basis points in interest rates at the balance sheet date: Sell—Chinese Yuan <1 year 0.1086 0.1054 0.1018 1,601 2,132 2,984 (59) (153) (300) As at 31 March (£ millions) 2020 2019 2018 Between 1-5 years 0.1096 0.1075 0.1051 1,189 1,299 2,582 (20) (43) (83) 100 basis points depreciation in interest rates Buy—Euro <1 year 0.9109 0.8823 0.8521 2,635 3,609 2,568 1 14 140 In the consolidated income statement (7) (5)—Between 1-5 years 0.9101 0.9192 0.8994 3,384 4,030 4,490 (17) (73) 143 100 basis points appreciation in interest rates In the consolidated income statement 4 19 1 Other currencies <1 year 905 1,800 1,748 55 2 (62) Between 1-5 years 1,238 882 1,560 39 11 40 Cash Flow Hedges 17,816 17,281 21,177 (348) (543) (355) Debt instruments The Group uses foreign currency options, foreign currency forward It is anticipated that the hedged purchases will take place over denominated in foreign contracts and recognised foreign currency borrowings as the the next one to five years, at which time the amount deferred currency hedging instrument in cash flow hedge relationships of hedged in equity will be included in the carrying amount of the raw USD sales and purchases. The time value of options and the foreign materials. On sale of the finished product, the amount previously < 1 year—0.7358 0.6727—736 471—(768) (498) currency basis spread of foreign exchange forward contracts are deferred in equity and subsequently recognised in inventory Between 1-5 years — 0.7358 — 736 — (712) excluded from the hedge relationship and are recognised in other will be reclassified to material and other cost of sales in the —736 1,207—(768) (1,210) comprehensive income as a cost of hedging to the extent they consolidated income statement. relate to the hedged item (the aligned value). Additionally, the Total cash flow hedges of foreign exchange risk on Group uses cross-currency interest rate swaps as the hedging The foreign currency borrowings designated as the hedged item forecast transactions 17,816 18,017 22,384 (348) (1,311) (1,565) instrument of the foreign exchange risk of recognised foreign mature in January 2026 and October 2027, at which time the currency borrowings. amount deferred in equity will be reclassified to the consolidated Hedges of foreign exchange income statement. risk on recognised debt Changes in the fair value of foreign currency contracts, to the Cross currency interest rate swaps extent determined to be an effective cash flow hedge, are The foreign currency borrowings designated as the hedged item USD recognised in the consolidated statement of comprehensive mature in January 2026 and October 2027, at which time the < 1 year — — — — -income, and the ineffective portion of the fair value change is amount deferred in equity will be reclassified to the consolidated Between 1-5 years — — — — -recognised in the consolidated income statement. There is not income statement. >5 years 0.7592 0.7592 0.7592 380 380 380 57 11 (29) generally expected to be significant ineffectiveness from cash flow hedges. In light of the impact of COVID-19 on forecast exposures (see note 18 for further details), the Group reassessed existing EUR It is anticipated that the hedged sales will take place over the hedging relationships and released amounts deferred in equity to < 1 year — — — — -next one to five years, at which time the amount deferred in profit and loss where appropriate. Between 1-5 years — — — — -equity will be reclassified to revenue in the consolidated income >5 years 0.8912 0.8912—446 446—3 (15) -statement. Total cash flow hedges of foreign exchange risk on recognised debt 826 826 380 60 (4) (29) 113 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S The USD debt instrument used as a hedging instrument is shown The line items in the consolidated balance sheet that include The fair value of the cross-currency interest rate swaps included in “Derivatives in hedging relationship” in section (A) are as follows: in the less than year category above as the instrument itself the above derivative instruments are “Other financial assets” matures within one year. The amounts hedging revenue between and “Other financial liabilities”. The USD denominated debt one and five years are £nil (2019: £359 million, 2018: £204 designated as a hedging instrument was included in “Borrowings”. As at 31 March (£ millions) 2020 2019 2018 million). Other financial assets—current — -Other financial assets—non-current 60 11—Total financial assets 60 11—The following table sets out the effect of the Group’s cash flow hedges on the financial performance of the Group: Other financial liabilities—current — -Other financial liabilities—non-current—(15) (29) Total financial liabilities—(15) (29) Year ended 31 March (£millions) 2020 2019 2018 Fair value gain/(loss) of foreign currency derivative contracts recognised in The following amounts have been recognised in the consolidated income statement in the years ended 31 March 2020, 2019 and 2018: hedging reserves 254 (887) 1,097 Fair value gain/(loss) of foreign currency borrowings recognised in cash flow hedging reserve 7 (103) 145 Fair value (loss)/gain of derivatives hedging foreign currency borrowings Year ended 31 March (£ millions) 2020 2019 2018 recognised in hedging reserves (2) 4 (1) Gain/(loss) recognised in other comprehensive income in the year 259 (986) 1,241 Net (loss)/gain in the hedged item used for assessing hedge effectiveness, Loss reclassified from cash flow hedging reserve and recognised in ‘Revenue’ taken to the consolidated income statement in ‘Foreign exchange (loss)/gain in the income statement (565) (870) (1,389) and fair value adjustments’ (78) (29) 34 Gain reclassified from of cash flow hedging reserve and recognised in Fair value changes in the derivative instruments used in assessing hedge ‘Material and other cost of sales’ in the income statement — —182 effectiveness, taken to the consolidated income statement in ‘Foreign (Loss)/gain reclassified from cash flow hedging reserve and recognised exchange (loss)/gain and fair value adjustments’ 61 22 (27) in Foreign exchange (loss)/gain and fair value adjustments’ in the income Ineffectiveness recognised in the consolidated income statement in (17) (7) 7 statement on account of forecast transactions no longer expected to occur—(12) 7 ‘Foreign exchange (loss)/gain and fair value adjustments’ Gain/(loss) reclassified from cost of hedging reserve and recognised in Foreign exchange (loss)/gain and fair value adjustments’ in the income statement on account of forecast transactions no longer expected to occur 2 1 (1) Loss reclassified to profit and loss in the year (563) (881) (1,201) Net change in the hedged item used for assessing hedge effectiveness 172 (202) 2,195 36 Leases Gain/(loss) on derivatives not hedge accounted, recognised in ‘Foreign exchange loss/(gain) and fair value adjustments’ in the income statement 27 (18) (4) The Group leases a number of buildings, plant and equipment, IT Some of the leases are short-term and/or low-value items. The hardware and software assets, certain of which have a renewal Group has elected not to recognise right-of-use assets and lease and/or purchase option in the normal course of the business. liabilities for these leases. Fair value hedges Extension and termination options are included in a number of leases across the Group. These are used to maximise operational There are no leases with residual value guarantees or leases not The Group uses cross-currency interest rate swaps as the Changes in the fair value of foreign currency contracts that are flexibility in terms of managing the assets used in the Group’s yet commenced to which the Group is committed. hedging instrument in a fair value hedge of foreign exchange and designated in fair value hedging relationships are recognised in operation. The majority of extension and termination options interest rate risks of foreign currency denominated debt. The the consolidated income statement. Changes in the fair value held are exercisable only by the Group and not by the respective The Group has applied IFRS 16 from 1 April 2019 using the derivatives convert foreign currency USD fixed-rate borrowings of the underlying hedged item (long term borrowings) for the lessor. The Group assesses at lease commencement whether it modified retrospective method, meaning the comparative to GBP floating-rate debt. hedged risks are recognised in the same income statement line. is reasonably certain to exercise the extension or termination information for the years ending 31 March 2019 and 31 March option. The Group re-assesses whether it is reasonably certain 2018 has not been restated. As a result, the comparative to exercise options if there is a significant event or significant information provided for those fiscal periods below continues to change in circumstances within its control. It is recognised that be accounted for in accordance with the Group’s previous lease there is potential for lease term assumptions to change in the accounting policy under IAS 17 Leases. future due to the effects of the COVID-19 pandemic, and this will continue to be monitored by the Group where relevant. The Group’s leases mature between 2020 and 2048.

F I N A N C I A L S TAT E M E N T S Lease as a lessee Leases as a lessee under IAS 17 Information about leases for which the Group is a lessee is presented below. The future minimum non-cancellable finance lease rentals are payable as follows: Right-of-use assets As at 31 March (£ millions) 2019 2018 Land and Plant and Fixtures and Less than one year 7 6 £ millions Computers Vehicles Other Total buildings equipment fittings Between one and five years 22 15 Opening balance at 1 April 2019 501 13 57 — 4 575 More than five years 33 11 Closing balance at 31 March 2020 483 7 56 6 13 3 568 Total lease payments 62 32 Less future finance charges (31) (13) Depreciation charge for the year 62 8 17 3 1 1 92 Present value of lease obligations 31 19 Additions to right-of-use assets during the year ended 31 March 2020 was £83 million. The above leases relate to amounts payable under the minimum lease payments on plant and equipment. The carrying value of these Lease liabilities assets as at 31 March 2019 was £27 million (2018: £21 million). The future minimum non-cancellable operating lease rentals are payable as follows: The maturity analysis of the contractual undiscounted cash flows are as follows: As at 31 March (£ millions) 2019 2018 As at 31 March (£ millions) 2020 Less than one year 115 91 Less than one year 112 Between one and five years 272 224 Between one and five years 298 More than five years 239 238 More than five years 493 Total lease payments 626 553 Total undiscounted lease liabilities 903 The following amounts are included in the consolidated balance sheet as at 31 March 2020: The Group leases a number of buildings, plant and equipment and IT hardware and software under operating leases, certain of which have a renewal and/or purchase option in the normal course of business. As at 31 March (£ millions) 2020 Lease as a lessor Current lease liabilities 73 The majority of the leases where the Group is a lessor are in The maturity analysis of lease payments, showing the Non-current lease liabilities 468 relation to vehicles. The Group classifies these as operating undiscounted lease payments to be received after the reporting Total lease liabilities 541 leases, because they do not transfer substantially all of the risks date, are as follows: and rewards incidental to the ownership of the assets. The following amounts are recognised in the consolidated income statement for the year ended 31 March 2020: As at 31 March (£ millions) 2020 2019 2018 Year ended 31 March (£ millions) 2020 Less than one year 5 5 5 Interest expense on lease liabilities 45 Between one and five years 2 2 2 Expenses related to short-term leases 13 More than five years 11 9 9 Expenses related to low-value assets, excluding short-term leases of low-value assets 7 Total undiscounted lease payments to be received 18 16 16 The following amounts are recognised in the consolidated cash flow statement for the year ended 31 March 2020: Year ended 31 March (£ millions) 2020 Cash payments for the principal portion of lease liabilities (within ‘payments of lease obligations’) 72 Cash payment for interest expense related to lease liabilities (within ‘finance expenses and fees paid’) 45 Total cash outflow for leases 117 117 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S 37 Segmental reporting manufacture and marketing of vehicles including financing 38 Notes to the Consolidated Cash Flow Statement thereof, as well as sale of related parts and accessories and Operating segments are defined as components of the Group services from which the Group derives its revenues. The Group (A) Reconciliation of (loss)/profit for the year to cash generated from operating activities about which separate financial information is available that is has only one operating segment, so no separate segment report evaluated regularly by the chief operating decision-maker, or is given. decision-making group, in deciding how to allocate resources and in assessing performance. The geographic spread of sales by customer location and non- Year ended 31 March (£ millions) Note 2020 2019 2018 current assets is as disclosed below: (Loss)/profit for the year (469) (3,321) 1,114 The Group operates in the automotive segment. The automotive segment includes all activities relating to design, development, Adjustments for: Depreciation and amortisation 1,910 2,164 2,075 Write-down of tangible assets 10—18 18 Rest of Rest of Write-down of intangible assets 10 — 46 (£ millions) UK US China Total Loss on disposal of assets 20 59 22 Europe World Foreign exchange and fair value loss/(gain) on loans 13 135 45 (69) 31 March 2020 Income tax expense/(credit) 14 47 (308) 398 Revenue 4,724 5,614 4,757 4,601 3,288 22,984 Finance expense (net) 12 209 111 85 Non-current assets 12,028 58 1,196 209 169 13,660 Finance income 12 (52) (35) (33) Foreign exchange (gain)/loss on economic hedges of loans 13 (29) 18 (11) 31 March 2019 Foreign exchange (gain)/loss on derivatives 13 (15) 31 (74) Revenue 5,228 5,485 5,355 4,834 3,312 24,214 Foreign exchange (gain)/loss on short-term deposits (14) (71) 55 Non-current assets 10,859 32 1,045 167 16 12,119 Foreign exchange loss on other restricted deposits 2—1 Foreign exchange (gain)/loss on cash and cash equivalents (58) 27 41 31 March 2018 Unrealised loss on commodities 13 78 34 2 Revenue 5,096 4,974 5,318 4,844 5,554 25,786 Loss on matured revenue hedges 81 43 -Non-current assets 13,146 32 819 165 18 14,180 Share of loss/(profit) of equity accounted investments 15 114 (3) (252) Fair value loss/(gain) on equity investments 13 43 (26) (3) Exceptional items 4 29 3,271 (438) Other non-cash adjustments 2 (4) 6 Cash flows from operating activities before changes in assets and liabilities 2,033 2,053 2,983 Trade receivables 531 249 (317) Other financial assets 44 61 (267) Other current assets 112 127 (27) Inventories 147 152 (296) Other non-current assets (420) (3) (5) Accounts payable (548) (419) 600 Other current liabilities 52 115 46 Other financial liabilities (19) (24) 134 Other non-current liabilities and retirement benefit obligation 355 (23) 52 Provisions 112 170 161 Cash generated from operations 2,399 2,458 3,064

F I N A N C I A L S TAT E M E N T S (B) Reconciliation of movements of liabilities to cash flows arising from financing activities With Tata Sons Limited With immediate or ultimate With joint ventures With associates (£ millions) and its subsidiaries and parent and its subsidiaries, Short-term Long-term Lease of the Group of the Group (£ millions) borrowings borrowings obligations Total joint ventures joint ventures and associates 31 March 2020 Balance at 1 April 2017 179 3,395 7 3,581 Sale of products 217—2 54 Proceeds from issue of financing 543 373—916 Purchase of goods — 1 120 Issue of new finance leases — 16 16 Services received—3 150 91 Repayment of financing (546)—(4) (550) Services rendered 111 — 1 Reclassification of long-term debt 518 (518) — Dividends received 67 — -Foreign exchange (40) (39)—(79) Investments in the year 67 6 —Arrangement fees paid—(4)—(4) Trade and other receivables 67—1 20 Fee amortisation—6—6 Accounts payable — 11 48 Reclassification of long-term debt fees (2) 2 — 31 March 2019 Long-term borrowings revaluation in hedge reserve—(145)—(145) Sale of products 321—3 76 Fair value adjustment on loans—(10)—(10) Purchase of goods ——214 Balance at 31 March 2018 652 3,060 19 3,731 Services received—2 170 97 Proceeds from issue of financing 649 1,214—1,863 Services rendered 83 — 1 Issue of new finance leases — 14 14 Trade and other receivables 15—1 15 Repayment of financing (1,250)—(2) (1,252) Accounts payable — 35 52 Reclassification of long-term debt 768 (768) — 31 March 2018 Foreign exchange 62 15—77 Sale of products 703—4 77 Arrangement fees paid—(18)—(18) Purchase of goods ——161 Fee amortisation 1 7—8 Services received 64—162 100 Reclassification of long-term debt fees (1) 1 — Services rendered 142 1—2 Long-term borrowings revaluation in hedge reserve—103—103 Trade and other receivables 112—2 48 Fair value adjustment on loans—(15)—(15) Accounts payable — 28 59 Balance at 31 March 2019 881 3,599 31 4,511 Adjustment on initial application of IFRS 16 — 499 499 Compensation of key management personnel Proceeds from issue of financing 2 1,600—1,602 Issue of new leases — 79 79 Year ended 31 March (£ millions) 2020 2019 2018 Repayment of financing (939)—(117) (1,056) Interest accrued — 45 45 Short-term benefits 10 10 12 Reclassification of long-term debt 577 (577) — Post-employment benefits—1 1 Foreign exchange 5 143 4 152 Other long-term employee benefits 3 —Arrangement fees paid (1) (8)—(9) Compensation for loss of office 1—1 Fee amortisation 2 8—10 Total compensation of key management personnel 14 11 14 Reclassification of long-term debt fees (1) 1 —Long-term borrowings revaluation in hedge reserve—11—11 Fair value adjustment on loans—40—40 40 Ultimate parent company and parent company of Balance at 31 March 2020 526 4,817 541 5,884 larger group The immediate parent undertaking is TML Holdings Pte. Ltd. Centre, Singapore 049910. 39 Related party transactions (Singapore), which is the parent for the smallest group to consolidate these financial statements. The ultimate parent Copies of the Tata Motors Limited, India consolidated financial Tata Sons Limited is a company with significant influence over terms of business and all amounts outstanding are unsecured undertaking and controlling party is Tata Motors Limited, India, statements can be obtained from the Company Secretary, the Group’s ultimate parent company Tata Motors Limited. and will be settled in cash. which is the parent of the largest group to consolidate these Tata Motors Limited, Bombay House, 24, Homi Mody Street, The Group’s related parties therefore include Tata Sons financial statements. Mumbai-400001, India. Limited, subsidiaries and joint ventures of Tata Sons Limited Transactions and balances with the Group’s own subsidiaries are and subsidiaries, joint ventures and associates of Tata Motors eliminated on consolidation. Copies of the TML Holdings Pte. Ltd. (Singapore) consolidated Limited. The Group routinely enters into transactions with its financial statements can be obtained from the Company related parties in the ordinary course of business, including The table on the next page summarises related party transactions Secretary, TML Holdings Pte. Ltd., 9 Battery Road #15-01 MYP transactions for the sale and purchase of products with its joint and balances not eliminated in the consolidated financial ventures and associates. statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are All transactions with related parties are conducted under normal unsecured and will be settled in cash.

F I N A N C I A L S TAT E M E N T S 41 Additional details on going concern assumptions scenarios. While not assumed, this could be reduced through Production facility restarts have been demand led in order to more active day to day management of receipts and payments. The going concern analysis is based on detailed assumptions on ensure that we manage the impact on variable profit margins. how the business normally operates and how COVID-19 might Given the high level of uncertainty the Group has ensured that Brexit impact the business. The assumptions include but are not we remain flexible and react to changes swiftly. limited to the following additional assumption details. Except The Scenario 1 and Scenario 2 assumption for Brexit is that a where stated otherwise, these assumption details are the same Employees deal is agreed to avoid a hard Brexit. Scenario 3 assumes a hard for all scenarios. Brexit. A hard Brexit is assumed to result in 10% WTO tariffs on For the purposes of this going concern analysis, no structural UK vehicle exports to EU countries and increased logistics and Retailer Network changes are assumed to the permanent employee base in any of other associated costs from 1 January 2021, offset partially by the scenarios. The Group has participated in the UK job retention the impact of a weaker pound expected in such a scenario. Currently, over 97% of retailers worldwide are open or partially scheme whereby the government partially reimburses the wage open although this varies by region and some retailers are open and salary costs of furloughed workers. At its peak about 20,000 on a constrained basis. The shutdown of retailers during the employees were furloughed providing about £50m of monthly 42 Subsequent events pandemic has undoubtedly decreased the financial strength of subsidy. However participation is now decreasing with plants the retailer network with announcements of layoffs and other reopening and it is assumed the programme will not continue On 5 June 2020 Jaguar Land Rover’s China subsidiary signed actions to reduce costs. Jaguar Land Rover is continuously after October. a CNY 5 billion (£567 million) 3 year syndicated revolving loan engaging with its retailers and at present is not assuming material facility. This facility was fully drawn on 12 June 2020 and risks associated with retailer distress in any of the scenarios. Working Capital is subject to annual review. In addition in Q1 FY21 the Group increased its fleet buyback facility by £63 million. Supplier base Working capital movements in cash flow are significantly driven by volume levels and changes. This is because supplier payment After the balance sheet, the following factories have resumed The business is carefully monitoring the impact of the COVID-19 terms are about 58 days on average although payment terms production: shutdown on the supply base and readiness of suppliers to for individual suppliers can be longer or shorter, while payments support the gradual resumption of production underway. Many for vehicles are received in most countries within a few days of Solihull, UK – 18 May 2020 of our suppliers are large well-capitalized companies, with others retailers being invoiced. Inventories can also vary to the extent Engine Manufacturing Centre, UK – 18 May 2020 being smaller and medium sized suppliers who tend to have wholesale volumes deviate from forecast before production can Nitra, Slovakia – 18 May 2020 less financial flexibility. At present there are a limited number be adjusted but in general the Group has set a Charge+ inventory Graz, Austria – 18 May 2020 of known supplier issues, which at this point are not materially target of £3 billion or lower. Halewood, UK – 8 June 2020 different to historically experienced levels. JLR is therefore not Pune, India – 15 June 2020 presently assuming these represent a material risk compared The Group had negative free flow in April and May of about £1.5 Itatiaia, Brazil – 15 June 2020 to historically experienced levels in the Base Case and Severe billion. This includes a £1.2 billion unwind of working capital Scenarios – supplier claims in May 2020 are below prior year resulting from the plant shutdowns. The working capital unwind levels in terms of number and value. The Extreme Severe primarily reflects the runoff of payments to suppliers for vehicles Scenario assumes a modest increase in supply chain cash costs built before the plant shutdowns, offset partially by the sale of related to COVID-19. vehicles in inventory. Cash at the end of May was about £2.4 billion, including about £278 million in international subsidiaries Suppliers are on payment terms ranging from 7 to 64 days, with and the revolving credit facility of £1.9 billion remained available the standard terms being 60 days and the average 58 days. No and undrawn. A free cash outflow of less than £2 billion is change in supplier terms is assumed in the going concern analysis expected in Q1 of Fiscal 2020/21. compared to historical experience. As production volumes resume, this effect is assumed to reverse COVID-19 and Production Restart Considerations and wholesale revenues are assumed to increase while payments to suppliers will lag because of the difference between supplier The Group’s production facilities have been modified to protect and retailer payment terms described. the safety of our employees and to comply with social distancing legislation. Production ramp up post lockdown has been Intra-period volatility managed to ensure that these changes within the facilities are embedded quickly and we don’t expect them to have a lasting There is a certain degree of volatility in cashflows by month and impact of the variable costs of production in any of the going within months. Historically this has averaged about £188 million concern scenarios. Restart plans have been coordinated with intra-month with only a very limited number of exceptions over our supply base to ensure that all our suppliers can support the £400 million. It is assumed this level of volatility varies with sales production schedule effectively. and production volumes and so would be smaller in lower volume

F I N A N C I A L S TAT E M E N T S PA R E N T C O M PA N Y F I N A N C I A L S TAT E M E N T S PARENT COMPANY STATEMENT OF CHANGES IN EQUITY PARENT COMPANY BALANCE SHEET Capital Ordinary share Retained (£ millions) redemption Total equity capital earnings reserve As at 31 March (£ millions) Note 2020 2019 2018 Balance at 1 April 2019 1,501 167 449 2,117 Loss for the year — (21) (21) Non-current assets Total comprehensive expense — (21) (21) Investments 43 1,655 1,655 1,655 Other financial assets 44 4,770 3,628 3,093 Dividend — —Other non-current assets 45 1 2 1 Balance at 31 March 2020 1,501 167 428 2,096 Total non-current assets 6,426 5,285 4,749 Balance at 1 April 2018 1,501 167 671 2,339 Current assets Profit for the year — 3 3 Other financial assets 44 958 1,270 1,221 Total comprehensive income — 3 3 Other current assets 45 1 1 2 Dividend — (225) (225) Cash and cash equivalents — 1 Balance at 31 March 2019 1,501 167 449 2,117 Total current assets 959 1,271 1,224 Total assets 7,385 6,556 5,973 Balance at 1 April 2017 1,501 167 320 1,988 Current liabilities Profit for the year — 501 501 Other financial liabilities 47 65 37 36 Total comprehensive income — 501 501 Deferred finance income 2 2 4 Dividend — (150) (150) Short-term borrowings 48 424 767 497 Balance at 31 March 2018 1,501 167 671 2,339 Current income tax liabilities 5 4 3 Total current liabilities 496 810 540 PARENT COMPANY CASH FLOW STATEMENT Non-current liabilities Long-term borrowings 48 4,759 3,594 3,070 Year ended 31 March (£ millions) 2020 2019 2018 Deferred finance income 34 35 24 Cash flows used in operating activities Total non-current liabilities 4,793 3,629 3,094 Total liabilities 5,289 4,439 3,634 (Loss)/profit for the year (21) 3 501 Equity attributable to equity holders of the parent Adjustments for: Ordinary shares 49 1,501 1,501 1,501 Income tax expense 1 1 -Capital redemption reserve 167 167 167 Dividends received — (500) Retained earnings 428 449 671 Equity attributable to equity holders of the parent 2,096 2,117 2,339 Allowances for other financial assets 24 —Total liabilities and equity 7,385 6,556 5,973 Finance income (223) (187) (158) The notes on pages 127 to 138 are an integral part of these financial statements. Finance expense 222 183 157 Cash flows generated from in operating activities before changes in assets and liabilities 3 — The Company has elected to take the exemption under section They were signed on its behalf by: Other financial assets (665) (446) (724) 408 of the Companies Act 2006 from presenting the parent Other current liabilities—(1) 1 company income statement. The loss for the Company for the Net cash (used in) operating activities (662) (447) (723) year was £21 million (2019: profit of £3 million, 2018: profit of Cash flows from investing activities £501 million). PROF SIR RALF D SPETH KBE FRENG FRS CHIEF EXECUTIVE OFFICER Finance income received 198 197 144 These parent company financial statements were approved by COMPANY REGISTERED NUMBER: 06477691 Dividends received—500 the JLR plc Board and authorised for issue on 2 July 2020. Net cash generated from investing activities 198 197 644 Cash flows generated from financing activities Finance expenses and fees paid (196) (193) (143) Proceeds from issuance of long term borrowings 1,486 1,214 373 Repayment of borrowings (826) (547) -Dividends paid—(225) (150) Net cash generated from financing activities 464 249 80 Net (decrease)/increase in cash and cash equivalents—(1) 1 Cash and cash equivalents at beginning of year—1—Cash and cash equivalents at end of year — 1 125 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS Name of company Shareholding Principle place of business and Registered office address country of incorporation 43 Investments Shanghai Jaguar Land Rover Automotive Service Co. Ltd 100% China 11F, No.06 (Building D) The New Bund World Trade Center (Phase II), Lane 227 Investments consist of the following: Dongyu Road, Pudong New District, Shanghai 20012, China Jaguar Land Rover Japan Limited 100% Japan 3-13 Toranomon 4-chome, As at 31 March (£ millions) 2020 2019 2018 Minato-ku, Tokyo, Japan, 45 Cost of unquoted equity investments at beginning and end of year 1,655 1,655 1,655 Jaguar Land Rover Korea Co. Limited 100% Korea 25F West Mirae Asset Center 1 Building 67 Suha-dong, Jung-gu Seoul 100-210, Korea Jaguar Land Rover Canada ULC 100% Canada 75 Courtneypark Drive West, The Company has not made any investments or disposals of The Company has the following 100 per cent direct interest in Unit 3 Mississauga, ON L5W investments in the year. the ordinary shares of a subsidiary undertaking: 0E3,Canada Jaguar Land Rover France SAS 100% France Z.A. Kleber – Batiment Ellington, 165 Boulevard de Valmy, 92706 Colombes, Cedex, France Subsidiary undertaking Principle place of business and country Registered office address Jaguar e Land Rover Brasil Indústria e Comércio de 100% Brazil Avenida Ibirapuera 2.332, of incorporation Veículos LTDA Torre I—10º andar- Moema, Abbey Road, Whitley, Coventry, CV3 4LF, 04028-002, São Paulo, SP, Jaguar Land Rover Holdings Limited England and Wales Brazil England Jaguar Land Rover Limited Liability Company (Russia) 100% Russia 28B, Building 2 Mezhdunarodnoe Shosse 141411, Moscow, Russian Federation The shareholding above is recorded at acquisition value in the Company’s accounts. Details of the indirect subsidiary undertakings Jaguar Land Rover (South Africa) Holdings Limited 100% England and Wales Abbey Road, Whitley, are as follows: Coventry, CV3 4LF, England Jaguar Land Rover (South Africa) (Pty) Ltd 100% South Africa Simon Vermooten Road, Silverton, Pretoria 0184, Name of company Shareholding Principle place of business and Registered office South Africa country of incorporation address Jaguar Land Rover India Limited 100% India Nanavati Mahalaya, 3rd Jaguar Land Rover Limited 100% England and Wales Abbey Road, Whitley, floor, 18, Homi Mody Street, Coventry, CV3 4LF, England Mumbai, Maharashtra, India Jaguar Land Rover North America, LLC. 100% USA 100 Jaguar Land Rover Way, 400001 Mahwah, NJ 07495, USA Daimler Transport Vehicles Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, Jaguar Land Rover Deutschland GmbH 100% Germany Campus Kronberg 7, Coventry, CV3 4LF, England 61476, Kronberg im Taunus, S S Cars Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, Germany Coventry, CV3 4LF, England Jaguar Land Rover Belux NV 100% Belgium Generaal Lemanstraat 47, The Lanchester Motor Company Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, 2018 Antwerpen, Belgium Coventry, CV3 4LF, England Jaguar Land Rover Austria GmbH 100% Austria Siezenheimer Strasse 39a, The Daimler Motor Company Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, 5020 Salzburg, Austria Coventry, CV3 4LF, England Jaguar Land Rover Italia SpA 100% Italy Via Alessandro Marchetti, Jaguar Land Rover Pension Trustees Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, 105—00148, Roma, Italy Coventry, CV3 4LF, England Jaguar Land Rover Australia Pty Limited 100% Australia 65 Epping Road North, JLR Nominee Company Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, Ryde, New South Wales, Coventry, CV3 4LF, England 2113, Australia Jaguar Cars Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, Jaguar Land Rover Espana SL 100% Spain Torre Picasso, Plaza Pablo Coventry, CV3 4LF, England Ruiz Picasso, 1 – Planta 42, Land Rover Exports Limited (dormant) 100% UKEngland and Wales Abbey Road, Whitley, 28020 Madrid, Spain Coventry, CV3 4LF, England Jaguar Land Rover Nederland BV 100% Holland PO Box 40, Stationsweg Land Rover Ireland Limited (non-trading) 100% Ireland c/o LK Shields Solicitors, 8, 4153 RD Beesd, 39/40 Upper Mount Street, Netherlands Dublin 2, Ireland Jaguar Land Rover Portugal -Veiculos e Pecas, Lda. 100% Portugal Rua. Do Pólo Sul Nº2—Jaguar Cars South Africa (Pty) Ltd (dormant) 100% South Africa Simon Vermooten Road, 3ºB-3, Parque das Naçoes, Silverton, Pretoria 0184, 1990- 273, Lisboa, Portugal South Africa Jaguar Land Rover (China) Investment Co., Ltd 100% China 11F, No.06 (Building D) The Jaguar Land Rover Slovakia s.r.o. 100% Slovakia Vysoka 2/B, 811 06 (formerly Jaguar Land Rover Automotive Trading New Bund World Trade Bratislava, Slovakia (Shanghai) Co. Ltd) Center (Phase II), Lane 227 Dongyu Road, Pudong New Jaguar Land Rover Singapore Pte. Ltd 100% Singapore 138 Market Street, District, Shanghai 200126, CapitaGreen, Singapore, China 048946

F I N A N C I A L S TAT E M E N T S Name of company Shareholding Principle place of business and Registered office address Name of company Shareholding Principle place of business and Registered office address country of incorporation country of incorporation Jaguar Racing Limited 100% UKEngland and Wales Abbey Road, Whitley, Spark44 Pty Ltd 50.50% Australia Level 5, 65 Berry Street, Coventry, CV3 4LF, England North Sydney, NSW 2060 InMotion Ventures Limited 100% UKEngland and Wales Abbey Road, Whitley, Spark44 DMCC 50.50% UAE Unit No:1401/04, Swiss Coventry, CV3 4LF, England Tower, Plot No:JLT-PH2- Lenny Insurance Limited 100% UKEngland and Wales 4th Floor 175 Gray’s Inn Road, Y3A,Jumeirah Lakes Towers, London, United Kingdom, Dubai, UAE WC1X 8UE Spark44 Seoul Limited 50.50% South Korea F12, 11 Cheonggyecheon-ro, InMotion Ventures 2 Limited 100% UKEngland and Wales Abbey Road, Whitley, Jongno-gu, Seoul, Korea Coventry, CV3 4LF, England Spark44 Singapore Pte Ltd 50.50% Singapore 138 Market Street #36-InMotion Ventures 3 Limited 100% UKEngland and Wales Abbey Road, Whitley, 01/02, CapitaGreen, Coventry, CV3 4LF, England Singapore, 048946 InMotion Ventures 4 Limited 100% UKEngland and Wales Abbey Road, Whitley, Spark44 Japan K.K. 50.50% Japan 2-23-1-806, Akasaka, Coventry, CV3 4LF, England Minato-ku, Tokyo, 153-0042, Japan Jaguar Land Rover Colombia SAS 100% Colombia CL 67735 OFE, 1204 Bogotan Cundinamarka 1 3192 900, Unit No. 604, 6th Colombia Floor,Sterling Centre, Spark44 Demand Creation Partners India Limited 50.50% India Dr.Annie Besant Road, Worli, Jaguar Land Rover Classic USAMéxico, S.A.P.I. de C.V. 100% Mexico Av. Javier Barros Sierra Mumbai-18, Maharashtra , No.540 Piso 7 Oficina 703, India Col. Santa Fe la Fe Del., Alvaro Obregón, México, D.F. C.P. 21 Forssman Close, Kyalami, 01210 Spark44 South Africa Pty Limited 50.50% South Africa Johannesburg, 1684, South Africa Jaguar Land Rover Servicios México, S.A. de C.V. 100% Mexico Av. Javier Barros Sierra No.540 Piso 7 Oficina 703, 6401&6501, 4F&5F Block Col. Santa Fe la Fe Del., Alvaro 6.No .436 Ju Men Road Spark44 Shanghai 50.50% China Obregón, México, D.F. C.P. 200023 Huangpu District 01210 Shanghai China Jaguar Land Rover Taiwan Company LTD 100% Taiwan 12F, No. 40, Sec. 1, Chengde 18F., No.460, Sec. 4, Xinyi Rd., Road, Datong Dist., Taipei, Spark44 Taiwan Limited 50.50% Taiwan Xinyi Dist., Taipei City 110, City 103, Taiwan (R.O.C.) Taiwan (R.O.C.) Jaguar Land Rover Ireland (Services) Limited 100% Ireland C/o LK Shields Solicitors Cl 72 # 10 07 oficina 401, Spark44 Colombia S.A.S 50.50% Colombia 39/40 Upper Mount Street Bogota, Colombia Dublin 2 Ireland Jaguar Land Rover Classic USA 100% USA 251 Little Falls Drive, Wilmington, Delaware, USA Details of the indirect holdings in equity accounted investments are given in note 15 to the consolidated financial statements. Jaguar Land Rover Classic Deutschland GmbH 100% Germany Ringstraße 38, 45219 Essen, Germany Jaguar Land Rover Hungary KFT 100% Hungary Regus Capital Square, Vaci ut 76, 1133, Budapest, Hungary Jaguar Land Rover (Ningbo) Trading Co., Ltd. 100% China Office Building 12, No.1 Meishan Salt, Beilun District, Ningbo, Zhejiang Province, China Jaguar Land Rover Ventures Limited 100% England and Wales Abbey Road, Whitley, Coventry, CV3 4LF, England Bowler Motors Limited 100% England and Wales Abbey Road, Whitley, Coventry, CV3 4LF, England Spark44 (JV) Ltd. 50.50% England and Wales Abbey Road, Whitley, Coventry, CV3 4LF, England Spark44 Limited 50.50% England and Wales The White Collar Factory, 1 Old Street Yard, London, EC1Y 8AF, England Spark44 LLC 50.50% USA 292 Madison Ave, 3rd Floor New York, NY 10017 Spark44 Canada Inc 50.50% Canada 10 Alcorn Avenue, Suite 205 Toronto, ON M4V 34, Canada Spark44 GmbH 50.50% Germany Querstrasse 7, 60322 Frankfurt am Main, Germany Spark44 Communicacions SL 50.50% Spain Prim 19, 4th floor, 28004 Madrid, Spain Spark44 S.r.l 50.50% Italy Via Marcella, 4/6- 00153 Rome, Italy 129 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S 44 Other financial assets Euro MTF listed debt • $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014 The bonds are listed on the Luxembourg Stock Exchange • $500 million Senior Notes due 2020 at a coupon of 3.500 As at 31 March (£ millions) 2020 2019 2018 multilateral trading facility (“EURO MTF”) market. per cent per annum – issued March 2015 Non-current Details of the tranches of the bonds outstanding at 31 March Details of the tranches of the bond repaid in the year ended 31 Receivables from subsidiaries 4,770 3,628 3,093 2020 are as follows: March 2019 are as follows: Current Receivables from subsidiaries 958 1,270 1,221 • $500 million Senior Notes due 2023 at a coupon of 5.625 • $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued January 2013 per cent per annum – issued December 2013 • £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014 No tranches of bonds were repaid in the year ended 31 March 45 Other assets • £400 million Senior Notes due 2023 at a coupon of 3.875 2018. per cent per annum – issued February 2015 • €650 million Senior Notes due 2024 at a coupon of 2.200 Syndicated Loan As at 31 March (£ millions) 2020 2019 2018 per cent per annum – issued January 2017 Non-current • £300 million Senior Notes due 2021 at a coupon of 2.750 In October 2018, a $1 billion syndicate loan was issued with a per cent per annum – issued January 2017 coupon rate of LIBOR + 1.900 per cent per annum, due in the Prepaid expenses 1 2 1 • $500 million Senior Notes due 2027 at a coupon of 4.500 following tranches: Current per cent per annum – issued October 2017 Prepaid expenses 1 1 2 • €500 million Senior Notes due 2026 at a coupon of 4.500 • $200 million due October 2022 per cent per annum – issued September 2018 • $800 million due January 2025 • €500 million Senior Notes due 2024 at a coupon of 5.875 per cent per annum – issued November 2019 The contractual cash flows of interest-bearing debt (excluding • €500 million Senior Notes due 2026 at a coupon of 6.875 leases) are set out below, including estimated interest payments 46 Deferred tax assets and liabilities per cent per annum – issued November 2019 and assuming the debt will be repaid at the maturity date: As at 31 March 2020, 2019 and 2018 the Company has recognised no deferred tax assets or liabilities. Details of the tranches of the bond repaid in the year ended 31 March 2020 are as follows: 47 Other financial liabilities As at 31 March (£ millions) 2020 2019 2018 Due in 1 year or less 660 957 639 As at 31 March (£ millions) 2020 2019 2018 2nd and 3rd years 2,035 1,011 1,228 Current 4th and 5th years 2,141 1,696 1,305 Interest accrued 62 33 32 More than 5 years 1,435 1,559 1,008 Other 3 4 4 Total contractual cash flows 6,271 5,223 4,180 Total current other financial liabilities 65 37 36 49 Capital and reserves 48 Interest-bearing loans and investments As at 31 March (£ millions) 2020 2019 2018 As at 31 March (£ millions) 2020 2019 2018 Authorised, called up and fully paid EURO MTF listed debt 3,518 2,839 3,070 1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501 Bank Loans 1,241 755—Total ordinary share capital 1,501 1,501 1,501 Long-term borrowings 4,759 3,594 3,070 Current portion EURO MTF listed debt 299 767 497 The holders of ordinary shares are entitled to receive dividends The capital redemption reserve of £167 million (2019, 2018: Current portion of long-term bank loans 125 — Short-term borrowings 424 767 497 as declared from time to time and are entitled to one vote per £167 million) was created in March 2011 on the cancellation of share at meetings of the Company. share capital. 131 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S 50 Dividends The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2019 under IFRS 9: Year ended 31 March (£ millions) 2020 2019 2018 (£ millions) Amortised cost and other Total carrying value Total fair value Dividend proposed for the previous year paid during the year of £nil (2019: £0.15, financial liabilities 2018: £0.10) per ordinary share — 225 150 Amounts recognised as distributions to equity holders during the year — 225 150 Other financial assets—current 1,270 1,270 1,270 Proposed dividend for the year of £nil (2019: £nil, 2018: £0.15) per ordinary share — — 225 Other financial assets—non-current 3,628 3,628 3,628 Total financial assets 4,898 4,898 4,898 Other financial liabilities—current* 37 37 37 51 Commitments and contingencies Short-term borrowings 767 767 763 Long-term borrowings 3,594 3,594 3,245 The Company had no commitments or contingencies at 31 March 2020, 2019 or 2018. Total financial liabilities 4,398 4,398 4,045 *The 2019 comparative balances have been represented, in order to fully reflect the other current financial liabilities at 31 March 2019. 52 Capital management The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2018 under IAS 39: As at 31 March (£ millions) 2020 2019 2018 Long-term debt 4,759 3,594 3,070 (£ millions) Loans and receivables and other Total carrying value Total fair value financial liabilities Short-term debt 424 767 497 Other financial assets—current 1,221 1,221 1,221 Total debt 5,183 4,361 3,567 Other financial assets—non-current 3,093 3,093 3,093 Equity attributable to shareholder 2,096 2,117 2,339 Total financial assets 4,314 4,314 4,314 Total capital 7,279 6,478 5,906 Other financial liabilities—current 36 36 36 53 Financial Instruments class of financial asset, financial liability and equity instrument, Short-term borrowings 497 497 500 are disclosed in note 2 to the consolidated financial statements. Long-term borrowings 3,070 3,070 3,090 This section gives an overview of the significance of financial Total financial liabilities 3,603 3,603 3,626 instruments for the Company and provides additional information (A) Financial assets and liabilities on balance sheet items that contain financial instruments. The following table shows the carrying amounts and fair value The details of significant accounting policies, including the of each category of financial assets and liabilities as at 31 March Fair value hierarchy • Valuation techniques with significant unobservable inputs criteria for recognition, the basis of measurement and the basis 2020 under IFRS 9: (Level 3): This level of hierarchy includes financial assets on which income and expenses are recognised, in respect of each Financial instruments held at fair value are required to be and liabilities measured using inputs that are not based on measured by reference to the following levels: observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model (£ millions) Amortised cost and other Total carrying value Total fair value • Quoted prices in an active market (Level 1): This level of based on assumptions that are neither supported by prices financial liabilities hierarchy includes financial instruments that are measured from observable current market transactions in the same Other financial assets—current 958 958 958 by reference to quoted prices (unadjusted) in active markets instrument nor based on available market data. Other financial assets—non-current 4,770 4,770 4,770 for identical assets or liabilities; There has been no change in the valuation techniques adopted or Total financial assets 5,728 5,728 5,728 • Valuation techniques with observable inputs (Level 2): This any transfers between fair value levels in either current or prior level of hierarchy includes financial assets and liabilities periods as presented. Other financial liabilities—current 65 65 65 measured using inputs other than quoted prices included Short-term borrowings 424 424 408 within Level 1 that are observable for the asset or liability, Fair values of cash and cash equivalents, and other financial Long-term borrowings 4,759 4,759 3,846 either directly (i.e. as prices) or indirectly (i.e. derived from assets and liabilities are assumed to approximate to cost due to prices); and the short-term maturing of the instruments and as the impact of Total financial liabilities 5,248 5,248 4,319 133 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20

F I N A N C I A L S TAT E M E N T S discounting is not significant. Foreign currency exchange rate risk Interest rate risk assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding Management uses its best judgement in estimating the The fluctuation in foreign currency exchange rates may have a Interest rate risk is the risk that changes in market interest as at that date. The year-end balances are not necessarily fair value of its financial instruments. However, there are potential impact on the balance sheet, statement of changes rates will lead to changes in interest income and expense for the representative of the average debt outstanding during the year. inherent limitations in any estimation technique. Therefore, for in equity and cash flow statement where any transaction Company. substantially all financial instruments, the fair value estimates references more than one currency or where assets or liabilities Liquidity rate risk presented above are not necessarily indicative of all the amounts are denominated in a currency other than the functional currency The Company is presently funded with long-term fixed interest that the Company could have realised in a sales transaction of the Company. rate borrowings and long-term variable-rate borrowings. The Liquidity risk is the risk that the Company will not be able to as of respective dates. The estimated fair value amounts as Company is also subject to variable interest rates on certain meet its financial obligations as they fall due. of 31 March 2020, 2019 and 2018 have been measured as of As at 31 March 2020, 2019 and 2018, there are no designated other debt obligations. the respective dates. As such, the fair values of these financial cash flow hedges. The Company’s policy on liquidity risk is to ensure that sufficient instruments subsequent to the respective reporting dates may As at 31 March 2020, net financial assets of £595 million (2019: borrowing facilities are available to fund ongoing operations be different from the amounts reported at each year end. The Company’s operations are subject to risks arising from £503 million, 2018: £1,184 million) were subject to a variable without the need to carry significant net debt over the medium fluctuations in exchange rates. The risks primarily relate to interest rate. An increase/decrease of 100 basis points in interest term. The quantum of committed borrowing facilities available (B) Financial risk Management fluctuations in US Dollar and Euro against Sterling as the rates at the balance sheet date would result in an impact of to the Company is reviewed regularly and is designed to exceed Company has US Dollar and Euro assets and liabilities and a GBP £6million (2019: £5 million, 2018: £12 million). forecast peak gross debt levels. The Company is exposed to foreign currency exchange rate, functional currency. interest rate, liquidity and credit risks. The Company has a risk The risk estimates provided assume a parallel shift of 100 basis The following are the undiscounted contractual maturities of management framework in place that monitors all of these risks The following table sets forth information relating to foreign points interest rate across all yield curves. This calculation also financial liabilities, including estimated interest payments: as discussed below. This framework is approved by the JLR plc currency exposure as at 31 March 2020: Board. ( As £ millions) at 31 March 2020 Carrying amount Contractual cash flows or 1 year less 1 years to <2 2 years to <5 and 5 years over Financial liabilities (£ millions) US Dollar Euro Long-term borrowings 4,759 5,811 215 737 3,424 1,435 Financial assets 2,033 2,180 Short-term borrowings 424 434 434 — -Financial liabilities (2,033) (2,180) Other financial liabilities 65 34 19 11 4 -Net exposure asset — Total contractual maturities 5,248 6,279 668 748 3,428 1,435 As at 31 March 2019 (£ millions) Carrying Contractual 1 year 1 to <2 2 to <5 5 years A 10 per cent appreciation/depreciation of the US Dollar or The following table sets forth information relating to foreign amount cash flows or less years years and over Euro would result in an increase/decrease in the Company’s net currency exposure as at 31 March 2019: Financial liabilities profit before tax and net assets by approximately £nil and £nil respectively. Long-term borrowings 3,594 5,186 946 449 1,595 2,196 Short-term borrowings 767 767 767 — -Other financial liabilities* 37 37 11 11 15—(£ millions) US Dollar Euro Financial assets 2,324 999 Total contractual maturities 4,398 5,990 1,724 460 1,610 2,196 Financial liabilities (2,323) (998) As at 31 March 2018 (£ millions) Carrying Contractual 1 year 1 to <2 2 to <5 5 years amount cash flows or less years years and over Net exposure asset 1 1 Financial liabilities Long-term borrowings 3,070 3,638 120 824 1,686 1,008 A 10 per cent appreciation/depreciation of the US Dollar or The following table sets forth information relating to foreign Short-term borrowings 497 513 513 — -Euro would result in an increase/decrease in the Company’s net currency exposure as at 31 March 2018: Other financial liabilities 36 32 10 7 15 -profit before tax and net assets by approximately £nil and £nil Total contractual maturities 3,603 4,183 643 831 1,701 1,008 respectively. *The 2019 comparative balances have been represented, in order to fully reflect the other current financial liabilities at 31 March 2019. (£ millions) US Dollar Euro Credit risk Financial assets Financial assets 1,945 572 Financial instruments that are subject to concentrations of None of the Company’s cash equivalents or other financial Financial liabilities (1,942) (572) credit risk consist of loans to subsidiaries based in a variety of assets, including term deposits with banks, are past due or geographies and markets. impaired. Regarding other financial assets that are neither past Net exposure asset 3 -due nor impaired, there were no indications as at 31 March 2020 Exposure to credit risk (2019, 2018: no indications) that defaults in payment obligations A 10 per cent appreciation/depreciation of the US Dollar or profit before tax and net assets by approximately £nil and £nil The carrying amount of financial assets represents the maximum will occur. However, as required under IFRS 9, the Company Euro would result in an increase/decrease in the Company’s net respectively. credit exposure. has assessed other financial assets for expected credit losses. 135 JAGUAR LAND ROVER AUTOMOTIVE PLC Annual Report 2019/20